 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1998

                                                     REGISTRATION NO. 333-48881
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                  YUASA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      PENNSYLVANIA                   3690                    23-2955195
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                P. O. BOX 14145
                       READING, PENNSYLVANIA 19612-4145
                                (610) 208-1991
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              P. MICHAEL EHLERMAN
                                  YUASA, INC.
                                P. O. BOX 14145
                       READING, PENNSYLVANIA 19612-4145
                                (610) 208-1991
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

   JOSEPH M. HARENZA,         MICHAEL T. PHILION        MARK KESSEL, ESQUIRE
  ESQUIRE STEVENS & LEE     CHIEF FINANCIAL OFFICER      SHEARMAN & STERLING
 111 NORTH SIXTH STREET        VICE PRESIDENT OF        599 LEXINGTON AVENUE
  READING, PENNSYLVANIA             FINANCE              NEW YORK, NEW YORK
          19601                   YUASA, INC.              (212) 848-4000
     (610) 478-2160             P.O. BOX 14145
                              READING, PENNSYLVANIA
                                   19612-4145
                                (610) 208-1991

                               ----------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [_]

                               ----------------


                        CALCULATION OF REGISTRATION FEE
===============================================================================================
                                 PROPOSED          PROPOSED          PROPOSED
                                 MAXIMUM           MAXIMUM            MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF        AMOUNT TO          OFFERING          AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED   BE REGISTERED   PRICE PER SHARE(1) OFFERING PRICE(1)     FEE
-----------------------------------------------------------------------------------------------
 Class A Common Stock,
  $0.01 par value per
  share.................     5,050,800 shares       $16.00          $80,812,800     $23,840(2)
===============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2) A filing fee of $21,388 was paid upon the first filing of this Registration Statement on March 30, 1998. The remaining balance of $2,452 was paid with the filing of Amendment No. 2.

                               ----------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

   SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED OCTOBER 26, 1998

PROSPECTUS
--------

                                4,392,000 SHARES

                         [LOGO OF YUASA APPEARS HERE]

                              CLASS A COMMON STOCK

                                  -----------
   Of the 4,392,000 shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Yuasa, Inc., a Pennsylvania corporation (the "Company"), offered hereby (the "Offering"), 3,300,000 shares are being offered by the Company, a majority-owned subsidiary of Yuasa Corporation, a Japanese business corporation ("Yuasa Japan"), and 1,092,000 shares are being offered by an affiliate of Exide Corporation, a Delaware corporation ("Exide" or the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholder.

   The 1,092,000 shares being sold by the Selling Stockholder are shares of Class B common stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), which will convert to an equal number of shares of Class A Common Stock upon transfer to any person not an affiliate of the Selling Stockholder. Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock entitles its holder to two votes. See "Description of Capital Stock-- Conversion."

   Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting."

   Of the 8,092,000 issued and outstanding shares of Class B Common Stock, 7,000,000 (86.5%) are owned by Yuasa Japan and 1,092,000 (13.5%) are owned by the Selling Stockholder. Immediately after the completion of the Offering, Yuasa Japan will beneficially own all of the 7,000,000 issued and outstanding shares of Class B Common Stock, representing approximately 61% of the outstanding shares of Common Stock and approximately 76% of the combined voting power of the outstanding shares of Common Stock. See "Principal and Selling Stockholders."

   The Company has applied for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "YUA".

   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                                      PROCEEDS
                                   PRICE TO UNDERWRITING PROCEEDS TO TO SELLING
                                    PUBLIC  DISCOUNTS(1) COMPANY(2)  STOCKHOLDER
--------------------------------------------------------------------------------
Per Share........................     $          $           $           $
--------------------------------------------------------------------------------
Total(3).........................   $          $            $           $
================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses payable by the Company of approximately $1,000,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 658,800 additional shares of Class A Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Proceeds to Company will be $   , $    and $   , respectively. See
    "Underwriting."

                                  -----------
   The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions, including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New
York, on or about      , 1998.

                                  -----------

                      Joint Lead Managers and Book-Runners
NOMURA SECURITIES INTERNATIONAL, INC.                       SALOMON SMITH BARNEY

                                  -----------
                  The date of this Prospectus is      , 1998.

                                   [ARTWORK]

                          FORWARD LOOKING STATEMENTS

   Certain statements contained in this Prospectus under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," in addition to certain statements contained elsewhere in this Prospectus, are forward looking statements. Such forward looking statements can be identified by the use of forward looking terminology such as "believes," "expects," "may," "intends," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors," in this Prospectus, and prospective investors are urged to carefully consider such factors. The Company does not intend to update these forward looking statements.

                            ADDITIONAL INFORMATION

   The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will be required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such information can be inspected without charge after the Offering at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that will contain all information filed electronically by the Company with the Commission.

   This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), does not contain all of the information set forth in the Registration Statement, including the exhibits thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

   The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by an independent public accounting firm and to make available to its stockholders quarterly reports containing unaudited consolidated financial statements for the first three quarters of each fiscal year.

                               ----------------

   CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING PURCHASES OF SHARES OF CLASS A COMMON STOCK TO STABILIZE THEIR MARKET PRICE, PURCHASES OF SHARES OF CLASS A COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE SHARES OF CLASS A COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety and should be read in conjunction with the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires, all references herein to "Common Stock" include the Class A Common Stock and the Class B Common Stock of the Company. All information in this Prospectus (i) gives effect to the formation of the Company to own all of the shares of the outstanding common stock of Yuasa-Exide, Inc. ("YEI"), (ii) gives effect to the exchange of shares of common stock in YEI held by Yuasa Japan and Exide for shares of Class B Common Stock of the Company on a 1400-for-1 basis on March 26, 1998, (iii) assumes an initial public offering price of $15.00 per share of Class A Common Stock--the midpoint of the range of estimated offering prices, and (iv) assumes that the Underwriters' over-allotment option will not be exercised.

   All references in this Prospectus to the "Company" refer to Yuasa, Inc., a Pennsylvania corporation and, unless the context indicates otherwise, its consolidated subsidiaries, including YEI which, effective March 9, 1998, began to do business as "Yuasa, Inc." All references herein to the "Offering" mean the offering of shares of Class A Common Stock of the Company by the Company and the Selling Stockholder pursuant to this Prospectus. All references in this Prospectus to fiscal years are to the Company's fiscal years ended on March 31.

                                  THE COMPANY

   The Company believes that it is the leading manufacturer and supplier of industrial batteries and small engine starting batteries in the Americas. The Company markets a full line of stationary and other batteries, as well as motive power batteries and related products and services. Stationary batteries are used primarily to supply standby operating power for (i) telecommunications applications, such as wireless and wireline systems, (ii) uninterruptible power system ("UPS") applications for electronic, security and computer systems, and
(iii) switchgear and electrical control systems used in electric utilities and energy pipelines. Stationary and other batteries include small engine starting batteries used to start motorcycles, all-terrain vehicles, snowmobiles and personal watercraft. Motive power batteries are used primarily to power industrial forklift trucks and other materials handling equipment. Related products include chargers, electronic power equipment and a wide variety of battery accessories. The Company sells its products and services through a network of distributors, independent representatives and an internal sales force, and also maintains service centers throughout the United States.

   The Company believes that it is well-positioned to benefit from expected continued growth in the markets for its products, especially the market for its stationary and motive power industrial batteries. According to industry sources, U.S. sales of large (greater than 25 amperes/hour) industrial stationary and motive power batteries were approximately $670 million in fiscal 1997 and were projected to be approximately $760 million for fiscal 1998. Stationary batteries represent approximately 49% of the total U.S. industrial battery market in fiscal 1998. The stationary battery market has grown at a compounded annual growth rate of approximately 13.7% per year over the past five years, fueled principally by growth in the U.S. telecommunications industry. The stationary battery market is expected to grow at a similar rate over the next several years. Motive power batteries represent approximately 51% of the total U.S. industrial battery market in fiscal 1998. The motive power battery market has grown at a compounded annual growth rate of approximately 9.6% per year over the past five years, fueled principally by increased demand for batteries in the industrial forklift truck market. The motive power battery market is expected to grow at a lower rate for the next several years.

   For fiscal 1994 through fiscal 1998 the Company's net sales grew from $296.4 million to $396.3 million, while net earnings decreased from $6.3 million in fiscal 1994 to $0.6 million in fiscal 1995. The reduction in fiscal 1995 net earnings was due primarily to a sudden increase in the cost of raw materials and to manufacturing inefficiencies of the Company. Beginning in fiscal 1996, the Company initiated a strategic program primarily designed to improve manufacturing efficiencies and reduce product costs. This program included, among other items, redesigning certain of the Company's products to reduce material costs and automating and reengineering manufacturing operations. The Company's gross profit margin increased from 17.6% to 22.2% between fiscal 1995 and fiscal 1998 and net earnings increased from $0.6 million in fiscal 1995 to $8.3 million in fiscal 1998 due, in significant part, to the success of this program. The Company has historically relied on indebtedness to meet certain of its liquidity requirements and can be expected to do so in the future in light of the growth contemplated by its business strategy.

OPERATING STRENGTHS

   The Company has been able to achieve profitable growth by capitalizing on the following operating strengths:

   Strong Market Positions. The Company believes it holds the leading market position in both the motive power and small engine starting battery markets and is among the three largest suppliers of stationary batteries in the Americas. The Company believes that its strong market positions result, in large part, from its extensive direct sales force and national network of independent distributors, representatives and service centers.

   Established Brand Names. The Company believes that its brand names are among the most highly recognized in the markets it serves. The Company sells its stationary and related products principally under the "Yuasa" and "Exide" brand names, motive power products principally under the "Exide" and "General" brand names, and small engine starting batteries under the "Yuasa" brand name, as well as under certain private labels. The Company benefits from having the right to use the "Yuasa" and "Exide" brand names, which the Company believes hold a reputation in the industry for high quality.

   Reputation for Quality, Service and Innovation. The Company believes that its reputation for product quality, reliability and service enhances its competitiveness. The Company also competes on the basis of its ability to partner with its customers to engineer innovative power solutions.

   Manufacturing Efficiency. Since it began its strategic initiative to improve manufacturing efficiency in fiscal 1996, the Company has spent over $45.0 million, among other things, to reengineer and automate its manufacturing operations and to increase plant capacities. As a result, the Company believes its manufacturing operations are among the most modern and efficient in the industry and will provide sufficient capacity to meet expected demand for the Company's products over the next three years without substantial additional investment.

   Broad Range of Products. The Company believes that it offers the broadest product capability in the industry, including batteries addressing a wide range of power requirements (from 1 ampere/hour to 4,000 amperes/hour) and applications. This broad range of products allows the Company to customize its products to meet varying customer requirements.

   Relationship with Yuasa Japan. The Company benefits from its relationship with Yuasa Japan through its ability to use the "Yuasa" brand name, and from technical assistance and access to battery technology developed by Yuasa Japan. Additionally, the Company sells batteries to Yuasa Japan and its affiliates for resale in the Pacific Rim, and purchases batteries from Yuasa Japan and its affiliates for resale in the Americas. Yuasa Japan is one of the leading manufacturers of lead acid batteries in the world.

BUSINESS STRATEGY

   The Company's primary objectives are to increase its net earnings and return on shareholders' equity and to capitalize on its operating strengths to grow faster than the markets it serves by implementing the following strategies:

   Stationary Products: Focus on Telecommunications and Other High Growth Markets. The Company believes that the telecommunications markets in the United States and the rest of the Americas offer high growth potential for sales of its stationary products. The Company intends to take advantage of its leading position in the stationary battery market, as well as its other operating strengths, to increase its share of these growing and profitable markets.

   The Company recently strengthened its stationary business by adding new members to its management team with broad experience in both the industrial battery and telecommunications markets and extensive business relationships with existing and potential purchasers of the Company's stationary products. The Company intends to focus this team's efforts on increasing the Company's sales of stationary products to the telecommunications markets and other markets which may be identified as offering rapid growth potential.

   The Company also intends to focus its engineering and manufacturing resources on products which have applications in the telecommunications markets and other markets which may be identified as offering rapid growth potential. The Company intends to continue its strategy of developing customized engineering and other product solutions for original equipment manufacturers ("OEMs") and end users of its products through strategic partnerships with them and by taking advantage of technical assistance available from Yuasa Japan. Further, the Company intends to use its increased manufacturing capacity and new systems and programs to significantly improve delivery to its customers with shorter lead times.

   Motive Power and Small Engine Starting Products: Maintain Leadership Positions. The Company intends to maintain its leadership position in the motive power market by (i) continuing to provide a dual brand approach, including a premium, higher performance product, marketed under the "Exide" brand, and a lower priced product marketed under the "General" brand, (ii) leveraging its nationwide sales and service network, and (iii) improving delivery to its customers through shorter lead times. The Company intends to maintain its leadership position in the small engine starting battery market by developing new products for emerging applications, such as cordless electric mowers and trimmers, and by developing programs to maintain and enhance brand image and customer loyalty.

   Continued Cost Reduction Initiatives. The Company intends to continue its cost reduction programs initiated in fiscal 1996 by continuing to reengineer and automate its manufacturing processes and facilities and by redesigning its products and business processes to further increase efficiency.

   Continued Expansion Into New Geographic Markets. The Company believes that Latin America presents significant growth potential for industrial battery sales, particularly in the telecommunications markets. The Company established a sales and distribution business in Mexico in fiscal 1994 and entered into a joint venture in Argentina in fiscal 1997 to market and sell industrial batteries. The Company intends to expand into other Latin American countries through acquisitions, joint ventures and start-up ventures. On August 5, 1998 the Company entered into an agreement to acquire 80% of the stock of a battery manufacturer in Brazil, SA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                ----------------

   The Company maintains its executive offices at 2366 Bernville Road, Reading, Pennsylvania 19605-9457. Its mailing address is P.O. Box 14145, Reading, Pennsylvania 19612-4145, and its telephone number is (610) 208-1991.

                                  THE OFFERING

Class A Common Stock
   offered by: The
   Company
                            3,300,000 shares/(1)/
  The Selling Stockholder   1,092,000 shares/(2)/

Common Stock to be
outstanding after the
Offering:
  Class A Common Stock      4,392,000 shares/(1)//(3)//(4)/
  Class B Common Stock      7,000,000 shares/(4)/
  Total Common Stock        11,392,000 shares/(1)//(3)/

Voting Rights:              The Class A Common Stock and Class B Common Stock
                            vote as a single class on all matters, except as
                            otherwise required by law. Each share of Class A
                            Common Stock entitles its holder to one vote and
                            each share of Class B Common Stock entitles its
                            holder to two votes. All of the outstanding shares
                            of Class B Common Stock are presently owned by
                            Yuasa Japan (86.5%) and Exide (13.5%). Immediately
                            after completion of the Offering, Yuasa Japan will
                            own all of the 7,000,000 issued and outstanding
                            shares of Class B Common Stock, representing
                            approximately 61% of all of the outstanding Common
                            Stock and 76% of the combined voting power of the
                            outstanding shares of Common Stock (approximately
                            73% of the combined voting power if the
                            Underwriters' over-allotment option is exercised in
                            full). See "Description of Capital Stock."

Use of Proceeds:            The net proceeds received by the Company will be
                            used to repay a portion of the Company's
                            indebtedness. See "Use of Proceeds."

New York Stock Exchange     The Company has applied for listing of the Class A
Listing:                    Common Stock on the New York Stock Exchange under
                            the symbol "YUA".

Risk Factors:               An investment in the Class A Common Stock offered
                            hereby is subject to a number of risks. Prospective
                            investors should consider carefully all information
                            set forth herein before making an investment in the
                            Class A Common Stock. In particular, prospective
                            investors should consider the factors set forth
                            herein under "Risk Factors."

--------
(1) Up to an aggregate of 658,800 additional shares of Class A Common Stock may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Consists of 1,092,000 shares of Class B Common Stock which will automatically convert to Class A Common Stock in connection with the Offering.
(3) Excludes an aggregate of 602,540 shares of Class A Common Stock reserved for issuance upon exercise of outstanding options and for future issuances under the Company's Omnibus Stock Plan (the "Omnibus Stock Plan"). See "Management--Management Incentive Plans--Omnibus Stock Plan" and "--Grant of Options."
(4) Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock at the election of the holder and converts automatically into one share of Class A Common Stock upon a transfer by the holder to any person other than an affiliate of such holder, except under certain limited circumstances. See "Description of Capital Stock--Class A Common Stock and Class B Common Stock."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

   The following tables present summary historical consolidated financial information and certain pro forma data of the Company, for the periods or as of the dates indicated. The historical consolidated financial information for each of the five years in the period ended March 31, 1998 has been derived from the Company's historical financial statements, which have been audited. The historical consolidated income statement information for the three-month period ended June 28, 1998 and the three-month period ended June 29, 1997 and the consolidated balance sheet information as of June 28, 1998 have been derived from unaudited consolidated financial statements prepared on the same basis as the audited consolidated financial statements, and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the dates and for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations that could be expected for the full fiscal year or any future period. The pro forma information is provided for information purposes only and does not purport to be indicative of the results which would actually have been attained had the events reflected therein occurred on the dates indicated, or which may be expected to occur in the future.

   The Summary Consolidated Financial Information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                  THREE MONTHS ENDED
                                        YEAR ENDED MARCH 31,                    -----------------------
                          ----------------------------------------------------   JUNE 29,    JUNE 28,
                            1994       1995       1996       1997       1998       1997        1998
                          ---------  ---------  ---------  ---------  --------  ----------- -----------
                                                                                (Unaudited) (Unaudited)
                                           (in thousands, except per share data)
CONSOLIDATED INCOME
 STATEMENT DATA:
Net sales...............  $ 296,416  $ 328,678  $ 357,517  $ 357,526  $396,317    $94,677     $98,864
Gross profit............  $  61,670  $  57,698  $  61,722  $  72,147  $ 87,879    $20,157     $22,767
Operating expenses......  $  39,406  $  42,744  $  43,952  $  48,991  $ 56,398    $13,664     $14,514
Operating earnings......  $  18,724  $  11,600  $  14,255  $  19,527  $ 27,851    $ 5,583     $ 7,345
Earnings before taxes...  $  11,179  $   1,277  $   2,793  $   9,347  $ 14,138    $ 2,874     $ 4,631
Net earnings............  $   6,306  $     616  $   1,279  $   5,111  $  8,308    $ 1,662     $ 2,743
Net earnings per share
 of Common Stock (basic
 and diluted)...........  $    0.78  $    0.08  $    0.16  $    0.63  $   1.03    $  0.21     $  0.34
Dividends per share of
 Common Stock...........  $    0.20  $    0.28  $    0.05  $    0.15  $   0.49    $  0.21     $  0.00
Weighted average shares
 of Common Stock
 outstanding/(2)/.......      8,092      8,092      8,092      8,092     8,092      8,092       8,092
PRO FORMA DATA:
Pro forma net earnings
 per share/(1)//(3)/....                                              $   0.88                $   .28
Pro forma weighted
 average shares of
 Common Stock
 outstanding/(2)//(3)/..                                                11,392                 11,392
OTHER DATA:
Capital expenditures....  $  16,199  $  19,983  $  17,078  $  11,203  $ 18,951    $ 1,676     $ 5,945
Depreciation and amorti-
 zation.................  $  11,493  $  12,386  $  15,000  $  14,022  $ 14,882    $ 3,714     $ 3,806
Gross profit margin.....       20.8%      17.6%      17.3%      20.2%     22.2%      21.3%       23.0%
Operating earnings mar-
 gin....................        6.3%       3.5%       4.0%       5.5%      7.0%       5.9%        7.4%

                                                            JUNE 28, 1998
                                                      -------------------------
                                                       ACTUAL  AS ADJUSTED/(4)/
                                                      -------- ----------------
                                                      (in thousands)(unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Total assets......................................... $228,712         $228,712
Total debt........................................... $121,296         $ 76,296
Total shareholders' equity........................... $ 42,711         $ 87,711

--------
(1) Adjusted to reflect an annual reduction of $2.9 million in interest expense, and the related income tax effect of $1.2 million, on a pro forma basis as if the net proceeds from the Offering (assuming the Underwriters' over-allotment option is not exercised) had been utilized to repay a portion of the Company's outstanding indebtedness at the beginning of each period presented. Interest expense assumes a weighted average interest rate of 6.55% for fiscal 1998 and for the first quarter of fiscal 1999, which approximates the actual interest rate on $45.0 million of indebtedness to be repaid with the estimated net proceeds from the Offering. Assumes an initial public offering price of $15.00 per share of Class A Common Stock-- the midpoint on the estimated range of the public offering price.
(2) Amounts exclude an aggregate of 602,540 shares of Class A Common Stock (equal to 5% of the estimated total shares outstanding after the Offering) reserved for issuance upon exercise of outstanding options and for future issuances under the Company's Omnibus Stock Plan. See "Management-- Management Incentive Plans--Omnibus Stock Plan" and "--Grant of Options."
(3) Adjusted to give effect to the sale of 3,300,000 shares of Class A Common Stock offered hereby by the Company.
(4) Adjusted to reflect the use of estimated net proceeds of $45.0 million to the Company from the Offering to repay outstanding indebtedness of $45.0 million at the time of the Offering.

                                 RISK FACTORS

   An investment in the shares of Class A Common Stock offered hereby involves a number of risks. Prospective investors should carefully consider the following information, as well as the other information in this Prospectus, before investing in shares of Class A Common Stock.

RELATIONSHIP WITH PRINCIPAL STOCKHOLDER

   The Company is, at present, a majority owned subsidiary of Yuasa Japan and after the Offering will remain as such.

   Immediately upon completion of the Offering, Yuasa Japan will have beneficial ownership of 100% of the issued and outstanding shares of Class B Common Stock of the Company, representing approximately 61% of the total outstanding shares of Common Stock (approximately 58% if the Underwriters' over-allotment option is exercised in full). As a result of the voting disparity between the classes of Common Stock, Yuasa Japan's Class B Common Stock will represent approximately 76% of the combined voting power of the Company's Common Stock (approximately 73% if the Underwriters' over-allotment option is exercised in full). Yuasa Japan therefore has, and will continue to have, sufficient voting power to elect the entire Board of Directors of the Company. Yuasa Japan will also be able, in general, to control the vote on any corporate transaction or other matter submitted to the Company's stockholders for approval, including extraordinary transactions such as mergers and sales of all or substantially all of the Company's assets, and to otherwise substantially influence the operations and strategic direction of the Company. Such control by Yuasa Japan may discourage certain types of transactions in which the holders of Class A Common Stock might otherwise receive a premium over prevailing market prices for their shares. See "Related Party Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

   Certain directors and officers of the Company are also directors and officers of Yuasa Japan and may have conflicts of interest with respect to certain transactions which may affect the Company, such as business dealings between the Company and Yuasa Japan, acquisition opportunities, the issuance of additional shares of Common Stock and other matters involving conflicts which cannot now be foreseen. In addition, upon completion of the Offering, each member of the Company's Board of Directors will be either (i) an officer or director of, and nominated and elected as a director by, Yuasa Japan, or
(ii) an executive officer of the Company. Although the Company intends to appoint at least three directors who are independent of Yuasa Japan and of the Company, following the completion of the Offering, such directors will not constitute a majority of the Company's Board, and the Company's Board may not have a majority of independent directors in the future. See "Related Party Transactions."

   The economy of Asia is, at present, highly volatile. Although the Company does not expect that such volatility, in light of the Company's relationship with Yuasa Japan, will have any material impact on the Company, no assurances can be given that it will not.

   Yuasa Japan is a Japanese corporation and certain of the Company's directors and officers are citizens and residents of Japan. Moreover, substantially all of the assets of Yuasa Japan and such directors and officers are located outside of the United States. These factors could adversely affect the ability of investors to effect service of process upon Yuasa Japan or such directors and officers within the United States or to enforce against such parties in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the federal securities laws of the United States.

TELECOMMUNICATIONS INDUSTRY AND GROWTH OF THE COMPANY

   The Company expects that sales of stationary products to telecommunications customers will account for an increasing percentage of the Company's net sales and earnings in the future. The continued success of the

Company's stationary batteries and other power supply products and services will depend, to a substantial extent, on the future continued growth and the increased accessibility and affordability of telecommunications products and services in the Americas. There can be no assurance that the demand for such products and services will continue to grow.

   In recent years, the telecommunications industry has undergone substantial consolidation and change, reducing the number of potential customers for the Company's products. Although the Company does not expect continuing consolidation and change to have a material adverse effect on the Company, there can be no assurance that this will not be the case. See "Business-- Products" and "--Customers and End Users."

COMPETITION; INDUSTRY CONSOLIDATION; PRICING PRESSURES

   The industrial lead-acid battery market has for many years been highly competitive, with competition based primarily on relative product quality and reliability, price, delivery time and after-sale service. This market has recently become even more competitive as a result of consolidation among industrial battery purchasers, which has reduced the number of customers for the Company's products and increased pricing pressures throughout the industry. The Company's competitors range from development stage companies to major domestic and international companies. Although the U.S. market is currently dominated by domestic manufacturers, foreign competition could increase, depending on changes in relative prices, duties, tariffs, freight costs, currency exchange rates or as a result of changes in technology.

   Certain of the Company's competitors have technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company, as well as significant name recognition, established positions in the market and long-standing relationships with OEMs and other customers. In addition, certain of the Company's competitors own lead smelting facilities which, during sustained periods of substantial lead cost increases, may provide a competitive advantage over the Company.

   The Company's ability to compete in markets both inside and outside the United States in the future could be limited by the activities of Yuasa Japan and Exide, both of which manufacture and sell many of the same products for the same applications as the products offered by the Company and both of which are substantially larger and have greater financial resources than the Company. Exide presently derives a substantial portion of its revenues from sales of industrial batteries in Europe and its existing agreement not to compete with the Company expires in June 2001. Accordingly, Exide could become a competitor of the Company in the Americas and elsewhere in the future. Although Yuasa Japan has historically viewed the Company as the operation through which Yuasa Japan markets its products in the Americas and although the Company is party to an agreement (the "Yuasa Noncompete") which prevents Yuasa Japan from competing with the Company in the Americas until three years after such time as Yuasa Japan and its affiliates cease to own directly or indirectly shares of the Company's capital stock possessing at least 20% of the voting power of all classes of capital stock, nothing precludes Yuasa Japan from competing with the Company thereafter. See "--Relationship with Principal Stockholder," "Business--Competition," and "Related Party Transactions."

MATERIALS AND MANUFACTURING COSTS

   The costs of the components of the Company's products, particularly the cost of lead, may fluctuate and the Company may be unable to fully pass on any future cost increases to its customers. When lead costs rise, certain of the Company's competitors with smelting operations may have lower lead costs than the Company, providing them with a competitive advantage. Although the Company has adopted strategies to help minimize these risks, there can be no assurance that these strategies will be successful over an extended period. See "-- Cyclical Industry; Variations in Quarterly Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Raw Material Pricing," "Business--Raw Materials" and "--Competition."

   The Company's other manufacturing costs, which include a variety of non-lead materials (such as plastics and steel), labor and most other operating costs, are also affected by inflationary pressures. The Company's ability to pass along these inflationary cost increases through higher selling prices may be limited during periods of stable or declining lead costs because of established industry practices that tend to link price increases to increased lead costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Inflation."

CYCLICAL INDUSTRY; VARIATIONS IN QUARTERLY RESULTS

   The Company is subject to certain factors affecting pricing and net sales over which the Company has no control, such as general economic and industry specific competitive conditions. In particular, the industrial battery market in which the Company competes is cyclical in nature and the markets for the Company's products are sensitive to the rate of economic growth in the U.S. and world economies. In addition, products which use the Company's small engine starting batteries are primarily sold for leisure use, and such sales may be subject to deferral during economic downturns. The U.S. economy has experienced a relatively long period without major economic downturns and might be subject to a recession in the future. Future economic downturns could adversely affect the Company's results of operations and financial condition.

   Historically, the Company has experienced higher net sales during the fourth quarter of the year, reflecting the customary seasonal buying patterns of its customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Fluctuations in Quarterly Results."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY RISK

   The Company derived approximately 7% of its net sales for fiscal 1998 from sales of its products in countries outside of the United States and the Company plans to expand its operations significantly in Latin America in the future. The Company's international operations are subject to the risks usually associated with foreign operations, including the disruption of markets, changes in export or import laws, restrictions on currency exchanges, and the modification or introduction of other governmental policies with potential adverse effects. Also, foreign sales typically are made in local currencies. To the extent the Company does not take steps to mitigate the effect of changes in the relative value of the U.S. dollar and these foreign currencies, the Company's results of operations and financial condition (which are reported in U.S. dollars) could be adversely affected. In addition, the Company may expand in Latin America through joint ventures involving local partners who may have economic, business or legal interests or goals which are inconsistent with those of the joint venture or the Company or who may be unable to meet their financial or other obligations to the joint venture or the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Net Sales."

TERMINATION OF CERTAIN LICENSES

   The Company has exclusive, perpetual royalty-free licenses from Exide for the use of certain trademarks and patents. Such licenses are subject to termination in the event the Company breaches its obligations under the license agreements related to these trademarks and patents. The Company also has a license and technical assistance agreement with Yuasa Japan (the "Yuasa License and Technology Agreement"), which gives the Company the right, among other things, to use certain trademarks, patents and technical know-how of Yuasa Japan until three years (in the case of certain trademarks) and five years (in the case of certain patents and technical know-how) after such time as Yuasa Japan and its affiliates cease to own directly or indirectly shares of the Company's capital stock possessing at least 20% of the voting power of all classes of capital stock, subject to earlier termination should the Company fail to pay royalties due, otherwise breach the agreement and fail to cure such breach, or become bankrupt. Such termination could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Intellectual Property."

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

   The Company is subject to numerous federal, state and local laws and regulations that are designed to protect the environment and employee health and safety, including those pertaining to the storage, handling, treatment, transportation and disposal of hazardous and toxic materials, practices and procedures applicable to the construction and operation of the Company's plants, and standards relating to the discharge of air, soil and water pollutants. While the Company believes that its operations currently comply substantially with applicable environmental, health and safety laws and regulations, such compliance has resulted in ongoing costs for the Company, and the Company from time to time has had instances of alleged or actual noncompliance that have resulted in the imposition of fines or penalties. The Company's continued compliance with environmental, health and safety laws and regulations could (i) require the Company to incur significant expenses, including fines and penalties, (ii) restrict the Company's ability to modify or expand its facilities or continue production, and (iii) require the Company to install pollution control equipment and make other capital improvements.

   In addition, some of the Company's manufacturing sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. The Company from time to time investigates, remediates and monitors soil and groundwater contamination at certain of those sites. In addition, the Company has been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which the Company or its predecessors have sent wastes for disposal, pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the cleanup of such properties, regardless of fault.

   The Company attempts to reduce its potential liability associated with environmental, health and safety laws and regulations by, among other practices, recycling materials such as lead and acid in batteries and by not owning or operating lead smelting facilities. In addition, substantially all of the Company's industrial battery operations were acquired from Exide in a transaction pursuant to which the Company acquired assets and did not contractually assume environmental and related liabilities. These assets were acquired in 1991 and there have not been any significant environmental claims made since that date. Based on current information, the Company does not expect compliance with environmental, health and safety laws and regulations to have a material adverse effect on the business or financial condition of the Company. However, there can be no assurance that developments, such as increased requirements of such laws and regulations, increasingly strict enforcement thereof by governmental authorities, and claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of the Company's operations, will not cause the Company to incur significant costs and liabilities that could have a material adverse effect. See "Business--Environmental Regulation."

NO PRIOR MARKET FOR CLASS A COMMON STOCK

   Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active market for the Class A Common Stock will develop or be sustained after the completion of the Offering, nor can there by any assurance that investors in the Class A Common Stock will be able to resell their shares at or above the initial public offering price. The initial public offering price of the Class A Common Stock will be determined by negotiations among the Company and the Underwriters and may not be indicative of the market price after the Offering. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price.

POSSIBLE VOLATILITY OF STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

   The market price of the Class A Common Stock may be significantly affected by, and could be subject to significant fluctuations in response to, such factors as the Company's operating results, changes in any earnings estimates, announcements of significant business developments by the Company, its competitors or other third parties, other developments affecting the Company, its customers or its competitors, and various factors affecting the Company's business, the financial markets or the economy in general, including perceptions about market conditions in the battery industry, the impact of various regulatory proposals and general market conditions, some of which may be unrelated to the Company's performance. In addition, the stock market has experienced high levels of price and volume volatility in the past and market prices for the stock of many companies, especially companies which have recently completed initial public offerings, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. Moreover, because the number of shares of Class A Common Stock being offered hereby is small relative to the average number of shares traded of many other publicly held companies, the market price of Class A Common Stock may be more susceptible to fluctuation. A decision on the part of Yuasa Japan to sell a substantial number of shares of the Company's Common Stock in the public market from time to time after expiration of the 180-day lock-up period (see "Underwriting"), or the perception that such sales may occur, could adversely affect the market price of the Class A Common Stock. Yuasa Japan has indicated to the Company that it has no present intent to sell all or any of its shares of Common Stock. See "--Relationship with Principal Stockholder" and "Principal and Selling Stockholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

   The initial public offering price is substantially higher than the net tangible book value per share of the Class A Common Stock. Investors in the Offering will therefore experience an immediate and substantial dilution in net tangible book value per share of Class A Common Stock of $9.04 per share. In addition, any future issuance of shares of Common Stock for consideration, or the exercise of options to purchase Common Stock, at or below the issue price of the shares offered hereby will cause additional dilution in terms of net tangible book value per share. To the extent that restricted share awards are made, there will be further dilution. See "Dilution."

ABSENCE OF DIVIDENDS; RELIANCE ON DIVIDENDS AND DISTRIBUTIONS FROM
SUBSIDIARIES

   The Company does not presently intend to declare or pay cash dividends on its Common Stock after completion of the Offering in the foreseeable future. As a holding company with no significant assets (other than its investments in its subsidiaries) or business operations of its own, the principal source of dividends from the Company will be dividends and other distributions from its subsidiaries. See "Dividend Policy."

                                USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Common Stock offered
by the Company hereby are estimated to be $45.0 million ($   million if the
Underwriters' over-allotment option is exercised in full) based on an assumed initial offering price to the public of $15.00 per share of Class A Common Stock after deducting the underwriting discount and estimated expenses of $1.0 million. The Company intends to use all of the estimated net proceeds to repay $45.0 million of indebtedness. The aggregate weighted average maturity of this indebtedness as of June 28, 1998 is approximately 1.1 years and the weighted average annual interest rate of this indebtedness was 6.55% during fiscal 1998 and first quarter of fiscal 1999. Substantially all of this indebtedness was incurred by the Company in connection with its 1991 acquisition of Exide's industrial battery division. See "Related Party Transactions--General".

   The Company will not receive any of the proceeds of the sale of Class A Common Stock offered by the Selling Stockholder hereunder. See Note 7 to Notes to Consolidated Financial Statements. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

   The Company does not presently intend to declare or pay cash dividends on its Common Stock after completion of the Offering in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors, which may change the Company's dividend policy at any time. Holders of Class A Common Stock and holders of Class B Common Stock share equally in dividends declared by the Board. As a holding company with no present business operations of its own, the principal source of dividends from the Company will be dividends and other distributions from its subsidiaries. See "Risk Factors--Absence of Dividends; Reliance on Dividends and Distributions From Subsidiaries."

                                CAPITALIZATION

   The following table sets forth the short-term debt, including the current portion of long-term debt, and the capitalization of the Company as of June 28, 1998 on an actual and as adjusted basis as of that date to (i) reflect the sale by the Company of the shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share) and (ii) the use of the net proceeds of the Offering (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Prospectus. See also "Use of Proceeds," "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                          AS OF JUNE 28, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (in thousands)
Short-term debt, including portion of long-term debt..... $ 46,706   $ 46,706
                                                          ========   ========
Long-term debt:
  Loan facilities........................................ $ 65,092   $ 20,092
  Capital leases ........................................    9,498      9,498
                                                          --------   --------
    Total long-term debt.................................   74,590     29,590
                                                          --------   --------
Shareholders' equity:
  Preferred stock, par value $0.01 per share, 50,000,000
   shares authorized; no shares issued and outstanding...       --         --
  Class A Common Stock, par value $0.01 per share,
   100,000,000 shares authorized; no shares issued and
   outstanding actual and 4,392,000 shares issued and
   outstanding as adjusted/(1)//(2)/.....................       --         44
  Class B Common Stock, par value $0.01 per share,
   100,000,000 shares authorized; 8,092,000 shares issued
   and outstanding actual and 7,000,000 shares issued and
   outstanding as adjusted/(2)/..........................       81         70
  Paid-in capital........................................   16,324     61,291
  Retained earnings......................................   27,427     27,427
  Accumulated other comprehensive income.................   (1,121)    (1,121)
                                                          --------   --------
    Total shareholders' equity...........................   42,711     87,711
                                                          --------   --------
Total capitalization..................................... $117,301   $117,301
                                                          ========   ========

--------
(1) Actual and as adjusted amounts exclude an aggregate of 602,540 shares of Class A Common Stock (equal to 5% of the estimated total shares outstanding after the Offering) reserved for issuance upon exercise of outstanding options and for future issuances under the Company's Omnibus Stock Plan. See "Management--Management Incentive Plans--Omnibus Stock Plan" and "--Grant of Options."
(2) As adjusted amounts give effect to the sale by the Company of 3,300,000 shares of Class A Common Stock in the Offering and the conversion of 1,092,000 shares of Class B Common Stock into Class A Common stock upon the sale of all of such shares by the Selling Stockholder in the Offering.

                                   DILUTION

   As of June 28,1998, net tangible book value of the Company's Common Stock before giving effect to the Offering was $22.9 million, or approximately $2.84 per share. Net tangible book value per share is determined by dividing the net tangible book value by the number of outstanding shares of Common Stock. Net tangible book value is determined by deducting from total assets all intangibles (net of amortization) and total liabilities. Without taking into account any other changes in net tangible book value after June 28, 1998, other than to give effect to the net proceeds from the issuance of 3,300,000 shares of Class A Common Stock to be offered by the Company in the Offering (assuming an initial public offering price of $15.00 per share and after deducting the underwriting discounts and estimated expenses of the Offering payable by the Company), the pro forma net tangible book value of the Company as of June 28, 1998 would have been $67.9 million, or approximately $5.96 per share. This represents an immediate increase in net tangible book value of $3.12 per share of Common Stock to existing stockholders and an immediate dilution of approximately $9.04 per share to new investors purchasing shares in the Offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $15.00
     Net tangible book value per share before the Offering....... $2.84
     Increase in net tangible book value per share attributable to new investors...........................................  3.12
                                                                  -----
   Pro forma net tangible book value per share after the
    Offering.....................................................         5.96
                                                                        ------
   Dilution per share to new investors...........................       $ 9.04
                                                                        ======

   The following table sets forth, as of June 28, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by (i) Yuasa Japan and Exide, the Company's two existing stockholders, and (ii) new investors purchasing shares of Common Stock from the Company in the Offering (before deducting underwriting discounts and estimated expenses payable by the Company).

                                Shares Purchased  Total Consideration  Average
                               ------------------ -------------------   Price
                                 Number   Percent   Amount    Percent per Share
                               ---------- ------- ----------- ------- ---------
Existing stockholders/(1)/....  8,092,000   71.0% $16,405,000   24.9%  $ 2.03
New investors/(1)/............  3,300,000   29.0%  49,500,000   75.1%  $15.00
                               ----------  -----  -----------  -----
  Total....................... 11,392,000  100.0% $65,905,000  100.0%  $ 5.79
                               ==========  =====  ===========  =====

--------
(1) Sales by the Selling Stockholder in the Offering will reduce the number of shares held by existing stockholders to 7,000,000 or approximately 61% of the total number of shares of Common Stock outstanding after the Offering (or 58% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,392,000 or approximately 39% of the total number of shares outstanding after the Offering (or 42% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

   The foregoing table assumes no exercise of the Underwriters' over-allotment option, and excludes options to acquire 589,000 shares of Class A Common Stock granted to officers and other employees under the Omnibus Stock Plan at the initial public offering price and 13,540 shares of Class A Common Stock available for future grants under that Plan. See "Management--Management Incentive Plan--Omnibus Stock Plan" and "--Grant of Stock Options." Any future issuance of shares of Common Stock for consideration or the exercise of options to purchase Common Stock at or below the issue price of the shares of Class A Common Stock offered hereby will cause dilution in terms of net tangible book value per share. See "Risk Factors--Immediate and Substantial Dilution" and "Management--Executive Compensation."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following tables present selected historical consolidated financial information and certain pro forma data of the Company, as of the dates and for the periods indicated. The historical consolidated income statement information for each of the five years in the period ended March 31, 1998 and the consolidated balance sheet data as of March 31, 1994, 1995, 1996, 1997 and 1998 have been derived from the Company's audited consolidated financial statements. The historical consolidated income statement information for the three-month period ended June 28, 1998 and the three-month period ended June 29, 1997 and the consolidated balance sheet information as of June 28, 1998 have been derived from unaudited consolidated financial statements prepared on the same basis as the audited consolidated financial statements, and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the dates and for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations that could be expected for the full fiscal year or any future period. The pro forma information is provided for information purposes only and does not purport to be indicative of the results which would actually have been attained had the events reflected therein occurred on the dates indicated or which may be expected to occur in the future.

   The Selected Consolidated Financial Information should be read in conjunction with "Summary Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                       YEAR ENDED MARCH 31,                    THREE MONTHS ENDED
                           ------------------------------------------------  -----------------------
                                                                              JUNE 29,    JUNE 28,
                             1994      1995      1996      1997      1998       1997        1998
                           --------  --------  --------  --------  --------  ----------- -----------
                                                                             (unaudited) (unaudited)
                                          (in thousands, except per share data)
CONSOLIDATED INCOME
 STATEMENT DATA:
Net sales................  $296,416  $328,678  $357,517  $357,526  $396,317    $94,677     $98,864
Cost of goods sold.......   234,746   270,980   295,795   285,379   308,438     74,520      76,097
                           --------  --------  --------  --------  --------    -------     -------
Gross profit.............    61,670    57,698    61,722    72,147    87,879     20,157      22,767
Operating expenses.......    39,406    42,744    43,952    48,991    56,398     13,664      14,514
Amortization expense.....     3,540     3,354     3,515     3,629     3,630        910         908
                           --------  --------  --------  --------  --------    -------     -------
Operating earnings.......    18,724    11,600    14,255    19,527    27,851      5,583       7,345
Interest expense.........     7,736     9,614    11,581     9,625     9,709      2,517       2,464
Loss on Investment.......        --        --        --        --     4,005         --          --
Other (earnings) expense,
 net.....................      (191)      709      (119)      555        (1)       192         250
                           --------  --------  --------  --------  --------    -------     -------
Earnings before taxes....    11,179     1,277     2,793     9,347    14,138      2,874       4,631
Income taxes.............     4,873       661     1,514     4,236     5,830      1,212       1,888
                           --------  --------  --------  --------  --------    -------     -------
Net earnings.............  $  6,306  $    616  $  1,279  $  5,111  $  8,308    $ 1,662     $ 2,743
                           ========  ========  ========  ========  ========    =======     =======
Net earnings per share of
 Common Stock (basic and
 diluted)................  $   0.78  $   0.08  $   0.16  $   0.63  $   1.03    $  0.21     $  0.34
Dividends per share of
 Common Stock............  $   0.20  $   0.28  $   0.05  $   0.15  $   0.49    $  0.21     $    --
Weighted average shares
 of Common Stock
 outstanding/(2)/........     8,092     8,092     8,092     8,092     8,092      8,092       8,092
PRO FORMA DATA:
  Pro forma net earnings
   per share/(1)//(3)/...                                          $   0.88                $  0.28
  Pro forma weighted
   average shares of
   Common Stock
   outstanding/(2)//(3)/.                                            11,392                 11,392
OTHER DATA:
  Capital expenditures...  $ 16,199  $ 19,983  $ 17,078  $ 11,203  $ 18,951    $ 1,676     $ 5,945
  Depreciation and
   amortization..........    11,493    12,386    15,000    14,022    14,882      3,714       3,806
  Gross profit margin....      20.8%     17.6%     17.3%     20.2%     22.2%      21.3%       23.0%
  Operating earnings
   margin................       6.3%      3.5%      4.0%      5.5%      7.0%       5.9%        7.4%

                                       AS OF MARCH 31,                    JUNE 28, 1998
                         -------------------------------------------- ----------------------
                                                                                    AS
                           1994     1995     1996     1997     1998    ACTUAL  ADJUSTED/(4)/
                         -------- -------- -------- -------- -------- -------- -------------
                                                                           (unaudited)
                                                   (in thousands)
CONSOLIDATED BALANCE
 SHEET DATA:
Total assets............ $186,039 $209,136 $219,226 $219,519 $217,032 $228,712   $ 228,712
Total debt.............. $107,283 $124,207 $129,121 $118,436 $105,677 $121,296   $  76,296
Total shareholders'
 equity................. $ 33,671 $ 31,841 $ 32,262 $ 35,842 $ 39,997 $ 42,711   $  87,711

--------
(1) Adjusted to reflect an annual reduction of $2.9 million in interest expense, and the related income tax effect of $1.2 million, on a pro forma basis as if the net proceeds from the Offering (assuming the Underwriters' over-allotment option is not exercised) had been utilized to repay a portion of the Company's outstanding indebtedness at the beginning of each period presented. Interest expense assumes a weighted average interest rate of 6.55% for fiscal 1998 and for the first quarter of fiscal 1999, which approximates the actual interest rate on $45.0 million of indebtedness to be repaid with the estimated net proceeds from the Offering. Assumes an initial public offering price of $15.00 per share of Class A Common Stock--the midpoint on the estimated range of the public offering price.
(2) Amounts exclude an aggregate of 602,540 shares of Class A Common Stock (equal to 5% of the estimated total shares outstanding after the Offering) reserved for issuance upon exercise of outstanding options and for future issuances under the Company's Omnibus Stock Plan. See "Management-- Management Incentive Plans--Omnibus Stock Plan" and "--Grant of Options."
(3) As adjusted to give effect to the sale of 3,300,000 shares of Class A Common Stock offered hereby by the Company. Assumes that the Class A Common Stock offered by the Company is sold at $15.00 per share--the midpoint on the estimated range of public offering prices.
(4) Adjusted to reflect the use of estimated net proceeds of $45.0 million to the Company from the Offering to repay outstanding indebtedness of $45.0 million at the time of the Offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Selected Consolidated Financial Information of the Company and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

General

   The Company believes that it is the leading manufacturer and supplier of industrial batteries and small engine starting batteries in the Americas. The Company markets a full line of stationary and other batteries, as well as motive power batteries and related products and services. Stationary batteries are used primarily to supply standby operating power for (i) telecommunications applications, such as wireless and wireline systems, (ii) UPS applications for electronic, security and computer systems, and (iii) switchgear and electrical control systems used in electric utilities and energy pipelines. Stationary and other batteries include small engine starting batteries used to start motorcycles, all-terrain vehicles, snowmobiles and personal watercraft. Motive power batteries are used primarily to power industrial forklift trucks and other materials handling equipment. Related products include chargers, electronic power equipment and a wide variety of battery accessories. The Company sells its products and services through a network of distributors, independent representatives and an internal sales force, and also maintains service centers throughout the United States.

   From time to time, the Company has entered into acquisitions or joint ventures with strategic partners to expand into new geographic markets or strengthen its existing market positions, including, establishing an industrial battery sales and distribution business in Mexico in fiscal 1994, entering into a joint venture in Argentina to market and sell industrial batteries in fiscal 1997, and acquiring certain assets of a U.S.-based telecommunications installation and service business in fiscal 1996. In addition, the Company has also selectively divested certain businesses (such as Tucker Telecommunications in fiscal 1998) or significantly reduced certain lines of business (such as the Company's electric vehicle battery ("EV") product line in fiscal 1996). The Company expects to continue to undertake selective acquisitions as opportunities arise and could divest or scale back certain lines of business if they do not meet management's financial performance requirements. Such transactions could have a material effect on the Company's financial condition or results of operations. On August 5, 1998, the Company entered into an agreement to purchase for $3.6 million, 80% of the stock of Accumuladores Narvit Ltda. ("Narvit") located in Brazil, South America. The annual sales are approximately $12 million, principally representing battery sales to the telecommunications industry of Brazil.

Net Sales

   The Company's net sales are derived mainly from the sale of stationary and other batteries as well as motive power batteries to dealers, wholesale distributors, and OEMs. The Company also derives significant net sales from the sale of chargers, power supply equipment and accessories related to its batteries, as well as from net sales from installation and maintenance services. No customer accounted for more than 5% of the Company's net sales in fiscal 1998. The market for batteries historically has been cyclical, with periods of economic expansion generally leading to increased demand for the Company's products.

   As a result of rapid growth in the telecommunications industry, net sales from the Company's stationary business have been increasing and are expected to continue to increase at a faster rate than the Company's net sales as a whole. To service the telecommunications industry successfully, the Company's products and services will need to continue to meet rapidly changing industry standards and specifications. The Company expects that growth in the telecommunication industry will also contribute to the Company deriving increased net sales from installation and maintenance services. In addition, the Company expects to derive an increasing portion of its net sales from Latin American and other international markets, where demand for the Company's products is growing at a faster rate than in the United States.

   The battery industry and the Company have in the past been able to increase product prices in response to significant increases in the cost of lead. However, in periods of rapid lead cost increases, selling price increases are not generally able to keep pace with lead costs, resulting in a period of reduced gross profit margins. During periods of rapidly declining lead prices, product selling prices have not fallen as rapidly, resulting in a period of increased gross profit margins.

   The Company expects to continue to develop its service business in connection with, among other things, growth in demand for batteries and installation services in the telecommunications industry. These activities require that the Company estimate certain direct and indirect costs of delivering services in advance of the date on which such service is performed.

   The Company's foreign net sales and certain expenses are transacted in foreign currencies. The Company reviews from time to time its foreign currency exposure and evaluates whether it should enter into hedging transactions. The Company does not presently hedge its foreign currency risks, as it does not believe it has a material exposure.

Cost of Goods Sold

   All direct and indirect manufacturing and distribution costs are included in cost of goods sold. The principal costs include lead, plastics, steel, separators, direct and indirect labor and benefits, freight costs, energy costs and depreciation. Beginning in fiscal 1996, the Company initiated a comprehensive cost reduction program. Among other things, this program has focused on improving manufacturing efficiency by automating and reengineering its operations and processes and redesigning products to reduce material costs and has resulted in improvement in the Company's gross margin. Continuation of this program should further reduce costs.

   Lead represents a significant component of the Company's total cost of goods sold. Lead is a commodity whose prices fluctuate from time to time. To the extent these prices fluctuate, the Company's operating results will be affected. The Company is not currently party to a long-term lead supply contract, but it does routinely engage in forward contract purchases from its major suppliers to secure in advance a portion, generally not exceeding 50%, of its expected lead requirements for periods of up to one year. This policy is authorized by the Company's Board of Directors and implemented by authorized officers. Under these contracts, the Company was committed at March 31, 1998 to purchase 23.7 million pounds of lead for a total of $5.7 million. The Company purchases other commodities, including plastics, steel, separators, and energy used in its manufacturing activities, in the open market from various sources and their availability and price are subject to normal market conditions. Some of the Company's manufacturing plants are located near customers; nevertheless, because of the lead content and consequent weight of its battery products and the large geographic territory in which it operates, the Company incurs significant freight costs in shipping its products.

Operating Expenses

   The Company's operating expenses include sales, general and administrative, and engineering costs. These costs include salary and benefits, advertising, promotional materials and certain promotion expenses, bad debt expenses and professional fees, many of which are not directly affected by sales volumes. Operating expenses also include certain non-capitalized start-up costs associated with the Company's expansion into international markets and its research and development programs, both of which the Company expects to increase in future periods as the Company continues to expand its products and geographic markets. The Company also expects to incur additional general and administrative expenses as a result of becoming a publicly-held company.

Income Taxes

   The Company has experienced a significant decrease in its effective tax rate from approximately 54% in fiscal 1996, to 45% in fiscal 1997, and 41% in fiscal 1998 and in the first quarter fiscal 1999. This reduction since 1996 was primarily attributable to a reduction in the effective tax rate for non-deductible amortization expenses on increasing levels of pre-tax income and a reduction in the effective tax rate for state income taxes.

Amortization Expense

   The Company's amortization expense is primarily attributable to identifiable intangible assets associated with acquisitions made by the Company, and is amortized using the straight-line method over the estimated useful lives of the related which range from 7 to 25 years.

RESULTS OF OPERATIONS

   The following table sets forth items of income and expense reflected in the Company's consolidated statements of income as percentages of its net sales for the periods indicated (minor differences are due to roundings):

                               YEAR ENDED MARCH 31,    THREE MONTHS ENDED
                               ----------------------  ---------------------
                                                        JUNE 29     JUNE 28
                                1996    1997    1998     1997        1998
                               ------  ------  ------  ---------   ---------
                                                           (UNAUDITED)
   Net sales..................  100.0%  100.0%  100.0%      100.0%      100.0%
   Cost of goods sold.........   82.7    79.8    77.8        78.7        77.0
                               ------  ------  ------   ---------   ---------
   Gross profit...............   17.3    20.2    22.2        21.3        23.0
   Operating expenses.........   12.3    13.7    14.2        14.4        14.7
   Amortization expense.......    1.0     1.0      .9         1.0          .9
                               ------  ------  ------   ---------   ---------
   Operating earnings.........    4.0     5.5     7.0         5.9         7.4
   Interest expense...........    3.2     2.7     2.4         2.7         2.5
   Loss on investment.........    0.0     0.0     1.0         --          --
   Other (earnings) expense,
    net.......................    0.0     0.1     0.0          .2          .3
                               ------  ------  ------   ---------   ---------
   Earnings before taxes......    0.8     2.6     3.6         3.0         4.7
   Income taxes...............    0.4     1.2     1.5         1.3         1.9
                               ------  ------  ------   ---------   ---------
   Net earnings...............    0.4%    1.4%    2.1%        1.8%        2.8%
                               ======  ======  ======   =========   =========

   The following table sets forth the percentage increase over the prior comparable period of selected items of income and expense reflected in the Company's consolidated statements of income.

                                                                    THREE
                                       YEAR ENDED MARCH 31,        MONTHS
                                      ----------------------   ENDED JUNE 28,
                                       1996    1997    1998         1998
                                      ------- ------- ------ ----------------
                                                               (UNAUDITED)
   Net sales.........................    8.8%    0.0%  10.8%        4.4%
   Gross profit......................    7.0%   16.9%  21.8%       12.9%
   Operating earnings................   22.9%   37.0%  42.6%       31.6%
   Earnings before taxes.............  118.7%  234.6%  51.3%       61.1%
   Net earnings......................  107.6%  299.6%  62.6%       65.0%

FISCAL 1999 THREE MONTHS ENDED JUNE 28, 1998 VERSUS FISCAL 1998 THREE MONTHS ENDED JUNE 29, 1997

   Net Sales. Net sales for the first quarter of fiscal 1999 were $98.9 million compared to the first quarter of fiscal 1998 net sales of $94.7 million, an increase of 4.4%. This growth resulted from increases in unit volume sales in both the motive power and other product lines. Net sales for stationary and other products and services, and motive power sales and services represented approximately 57% and 43% of consolidated net sales, respectively.

   Gross Profit. Gross profit for the first quarter of fiscal 1999 was $22.8 million compared to $20.2 million for the first quarter of fiscal 1998, an increase of 12.9%. For the same period, the gross profit margin increased 1.7% percentage points to 23% in fiscal 1999 compared to 21.3% in fiscal 1998. The increase in the gross profit percentage is primarily due to continued reductions in material costs associated with the cost reduction program, and an improvement in the sales mix.

   Operating Expenses. Operating expenses for first quarter of fiscal 1999 were $14.5 million, compared to $13.7 million for first quarter of fiscal 1998, an increase of 6.2% As a percentage of net sales, operating expenses increased slightly to 14.7% from 14.4%.

   Amortization Expense. Amortization expense for the first quarter of fiscal 1999 and 1998 was $0.9 million. Amortization expense was mainly attributable to identifiable intangible assets related to acquisitions made by the Company.

   Operating Earnings. Operating earnings for the first quarter of fiscal 1999 were $7.3 million, compared to $5.6 million for fiscal 1998 first quarter, an increase of 31.6%. For the same period, the operating earnings margin increased 1.5% percentage points to 7.4% in fiscal 1999 compared to 5.9% in first quarter fiscal 1998. This increase was primarily attributable to the increase in unit volume sales, improved sales mix and lower material costs.

   Interest Expense. Interest expense of $2.5 million for the first quarter of fiscal 1999 was flat compared to fiscal 1998. A slight increase in interest rates was offset by lower average borrowings for the quarter.

   Income Taxes. The Company has experienced a decrease in the effective tax rate for the first quarter of fiscal 1999 to 41% from 42% in first quarter 1998. This reduction is primarily attributable to a reduction in the effective tax rate for non-deductible amortization expenses on an increasing level of pre-tax income.

   Net Earnings. Net earnings were $2.7 million for the first quarter of fiscal 1999 compared to $1.7 million for the same period in fiscal 1998, an increase of $1.0 million or 65.0%. This increase was primarily attributable to increased unit volume sales, improved sales mix, and lower material costs.

FISCAL 1998 VERSUS FISCAL 1997

   Net Sales. Net sales for fiscal 1998 were $396.3 million compared to $357.5 million for fiscal 1997, an increase of 10.8%. Virtually all of this growth resulted from increased unit volumes in the Company's stationary and motive power lines. Net sales for stationary and other products and services, and motive power products and services, represented approximately 57% and 43% of consolidated net sales, respectively.

   Gross Profit. Gross profit for fiscal 1998 was $87.9 million compared to $72.1 million for fiscal 1997, an increase of 21.8%. The Company's gross profit margin increased 2.0 percentage points to 22.2% in fiscal 1998 compared to 20.2% in fiscal 1997. This substantial increase in gross profit margin was attributable, in significant part, to continued reductions in material and manufacturing costs associated with the Company's ongoing cost reduction initiatives.

   Operating Expenses. Operating expenses for fiscal 1998 were $56.4 million compared to $49.0 million for fiscal 1997, an increase of 15.1%. As a percentage of net sales, operating expenses increased slightly to 14.2% in fiscal 1998 compared to 13.7% in fiscal 1997. This increase resulted principally from increased selling costs from expanding sales, markets, territories and locations, and continued start-up costs related to the Company's new joint venture in Argentina.

   Amortization Expense. The Company's amortization expense was $3.6 million in fiscal 1998 and in fiscal 1997. Amortization expense was mainly attributable to identifiable intangible assets associated with acquisitions made by the Company.

   Operating Earnings. Operating earnings for fiscal 1998 were $27.9 million compared to $19.5 million for fiscal 1997, an increase of 42.6%. This increase was primarily attributable to overall unit volume growth, coupled with the improved gross profit margin attributable to reduced material and manufacturing costs.

   Interest Expense. Interest expense for fiscal 1998 was $9.7 million, which increased slightly from the same period in fiscal 1997. During this period, a modest increase in interest rates was offset by slightly lower borrowings.

   Loss on Investment. During fiscal 1998, the Company recognized $4.0 million in losses associated with its investment in Tucker Telecommunications Company ("Tucker"). Such losses consisted of the full write-off of the Company's investment in Tucker plus the cost of settling certain guarantee obligations of Tucker related to the closing of its business.

   Net Earnings. Net earnings were $8.3 million for fiscal 1998 compared to $5.1 million for fiscal 1997, an increase of $3.2 million, or 62.6%. This increase was primarily attributable to increased unit volume and reductions in both material and manufacturing costs associated with the Company's cost reduction initiatives, offset by the $4.0 million loss in investment.

FISCAL 1997 VERSUS FISCAL 1996

   Net Sales. Net sales for both fiscal 1997 and fiscal 1996 were $357.5 million. When adjusting fiscal 1996 net sales by $14.0 million for the discontinued EV product line, fiscal 1997 net sales increased 4.1%. Net sales for stationary and other products and services, and motive power products and services, represented approximately 57% and 43% of consolidated net sales respectively. In addition, in late fiscal 1996, the Company expanded its business in the stationary integrated sales and service area for its telecommunications customers, through the acquisition of certain assets of Advanced Power Systems, which accounted for increased net sales of approximately $3.6 million in fiscal 1997.

   Gross Profit. Gross profit for fiscal 1997 was $72.1 million compared to $61.7 million in fiscal 1996, an increase of 16.9%. The gross profit margin increased 2.9 percentage points in fiscal 1997 to 20.2%, compared to 17.3% in fiscal 1996. This substantial increase in gross profit margin was primarily attributable to a reduction in material and manufacturing costs associated with the Company's cost reduction initiatives. Additionally, the discontinuance of the EV product line at the end of fiscal 1996 improved the fiscal 1997 gross profit margin by approximately 0.8%.

   Operating Expenses. Operating expenses for fiscal 1997 were $49.0 million compared to $44.0 million for fiscal 1996, an increase of 11.4%. As a percentage of net sales, operating expenses increased to 13.7% in fiscal 1997 from 12.3% in fiscal 1996. This increase resulted principally from increased engineering costs for new products, start-up costs related to a new joint venture in Argentina and the discontinuance of the EV product line in 1996 which had negligible operating expenses.

   Amortization Expense. Amortization expense was $3.6 million in fiscal 1997 and $3.5 million in fiscal 1996. Amortization expense was mainly attributable to identifiable intangible assets related to acquisitions made by the Company.

   Operating Earnings. Operating earnings for fiscal 1997 were $19.5 million compared to $14.3 million for fiscal 1996, an increase of 37.0%. This increase was primarily attributable to the improved gross profit margin, offset by increased operating expenses.

   Interest Expense. Interest expense for fiscal 1997 was $9.6 million compared to $11.6 million in fiscal 1996. This decrease resulted from a decrease in the Company's outstanding indebtedness in fiscal 1997, primarily as a result of improved cash flow and earnings and a modest reduction in interest rates.

   Net Earnings. Net earnings for fiscal 1997 were $5.1 million compared to $1.3 million for fiscal 1996, an increase of approximately 300%. This significant increase was primarily attributable to reductions in both material and manufacturing costs associated with the Company's cost reduction initiatives, improved earnings connected with the discontinuance of the EV product line and reductions in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

   The Company uses cash from operations and from financing activities to fund working capital needs, capital expenditures and to make payments on outstanding indebtedness.

   The Company has various credit facilities available to assist it in meeting its liquidity requirements. These consist of term loans, revolving lines of credit, capital equipment lease obligations and a structured, asset-backed accounts receivable financing facility. The outstanding balance under the term loans and capital equipment lease obligations was $89.1 million (which includes the current portion of long-term debt and capital equipment lease obligations of $14.5 million) at June 28, 1998. At June 28, 1998, availability under the Company's various revolving lines of credit totalled $83.0 million, of which $32.2 million was outstanding. Indebtedness under the revolving lines of credit, and certain of the term debt facilities and capital lease obligations, in an aggregate outstanding principal amount of $68.7 million bear interest at floating rates. Indebtedness under certain of the long-term debt facilities in an aggregate outstanding principal amount of $52.6 million bear interest at fixed annual rates ranging from 3.0% to 7.9%. The weighted average maturity of the Company's long-term debt was approximately two years at June 28, 1998. The average annual interest rate for all of the Company's credit facilities was approximately 6.4% for fiscal 1998 and first quarter fiscal 1999. As of June 28, 1998, $39.0 million of outstanding indebtedness of the Company was guaranteed by Yuasa Japan. The Company anticipates that, subsequent to the Offering, none of the Company's indebtedness will be guaranteed by Yuasa Japan.

   The Company's financing agreements with certain of its lenders contain various covenants which, absent prepayment in full of the indebtedness or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions, including incurring debt, extending credit, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions and certain other actions. The Company believes it is presently in full compliance with all such covenants. The Company intends to repay certain of the indebtedness to which some of the foregoing covenants apply using the net proceeds of the Offering. The Company sells accounts receivable, on a continuous basis, to an asset-backed structured finance conduit. The maximum amount available under this facility was $40.0 million at June 28, 1998.

   Net cash used by operating activities for the first quarter of fiscal 1999 was $1.8 million compared to $2.2 million of net cash flow provided for the same period in fiscal 1998. This $4.0 million decrease is primarily attributable to an increase in net working capital of approximately $4.6 million, offset in part from higher net earnings of $1.0 million.

   Net cash used in investing activities was $10.9 million in the first quarter of fiscal 1999 compared to $1.7 million in the same period in fiscal 1998. This $9.2 million increase is due in part to an increase of $4.2 million in capital expenditures for the first quarter of fiscal 1999 versus the same period of fiscal 1998. This increase in capital expenditures is caused by timing differences in the quarterly spending pattern of capital projects. This increased quarterly capital spending is not expected to continue in future quarterly periods and total expenditures are estimated to be approximately $17.0 million for the entire fiscal 1999 year, compared to $19.0 million in fiscal 1998. In addition, the Company loaned $5.0 million to Yuasa Corporation pursuant to the credit facility dated March 26, 1998. Interest is charged on a monthly basis in accordance with the agreement. See "Related Party Transactions--Yuasa Japan."

   Net cash provided by financing activities was $13.3 million for the first quarter of fiscal 1999 versus $3.8 million for the same period of fiscal 1998. This $9.5 million increase was primarily attributable to increased borrowings on the Company's various credit facilities. These borrowings were used to finance the activities discussed above. In May 1998 the company paid the $2.3 million dividend declared in March, 1998.

   Net cash provided by operating activities for fiscal 1998 was $35.7 million compared to $27.5 million for fiscal 1997. This $8.2 million increase was primarily attributable to increased net earnings of $3.2 million and changes in working capital of $6.7 million.

   Net cash used in investing activities was $19.0 million in fiscal 1998 and was used principally to add property, plant and equipment, primarily for expansion of manufacturing capacity and cost reduction initiatives, as well as normal replacements. Net cash used in investing activity for fiscal 1997 was $14.3 million, which included $11.1 million for property, plant and equipment additions related primarily to capacity expansion, cost reduction and replacement activities and $3.2 million related to the acquisition of certain assets in the United States and a joint venture in Argentina.

   Net cash used in financing activities was $14.4 million for fiscal 1998, which was primarily attributable to reductions in short-term borrowings by $13.8 million. Net cash used in financing activities for fiscal 1997 was $11.9 million as total debt was reduced by $10.7 million and a $1.2 million dividend was paid.

   Capital expenditures, including capital lease obligations, were $19.0 million for fiscal 1998. Future capital expenditures are expected to be focused on increasing manufacturing capacity when required to support increased demand for the Company's products, cost reduction projects, routine replacements, and quality and environmental projects. Capital expenditures for fiscal 1999 are estimated to be approximately $17 million.

   The Company uses its short term credit facilities, including its revolving lines of credit to fund its working capital requirements and to finance capital additions on an interim basis until replaced with longer term financing.

   The Company declared a cash dividend of $2.3 million in March 1998 and paid it in May, 1998 to its current stockholders, Yuasa Japan and Exide. The dividend was paid from fiscal 1998 earnings and is reflected in the Company's 1998 financial statements. The Company has advanced $5.0 million to Yuasa Japan under a revolving note agreement which expires on March 30, 1999.

   The Company intends to use all of the estimated net proceeds from the Offering to repay the Company's indebtedness. See "Use of Proceeds."

   The Company continues to have significant liquidity requirements. In addition to financing its working capital needs, the Company requires cash to fund debt service and capital expenditures. The Company believes that existing cash balances, cash flow from operating activities, and borrowings available under its credit facilities will be sufficient to fund working capital needs, capital expenditures and debt service requirements of the Company through fiscal 1999.

   The Company has historically relied on indebtedness to meet certain of its liquidity requirements and can be expected to do so in the future in light of the growth contemplated by its business strategy.

RAW MATERIALS

   Lead, plastics, steel, copper, separators and sulfuric acid are among the major raw materials used in the manufacturing of the Company's products and, accordingly, represent a significant portion of the Company's materials costs. Total lead purchases accounted for approximately 30% of all the Company's raw material purchases in all fiscal periods presented. As of March 31, 1998, the Company was committed under forward supply contracts to purchase 23.7 million pounds of lead for a total purchase price of $5.7 million.

INFLATION

   There was no significant impact on the Company's operations as a result of inflation during the three years ended March 31, 1998.

INFORMATION SYSTEMS

   The Company has analyzed its information systems and software and has undertaken and expects to continue to undertake capital projects with respect to these systems, including upgrades or installations of personal computer and networking systems and the Company's accounting, management information and communications systems. The Company is communicating with customers, suppliers, financial institutions and others with which it does business regarding their Year 2000 compliance. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in additional computer systems improvements to be Year 2000 compliant, and does not anticipate that business operations will be disrupted or that its customers will experience any interruption of service as a result of the millennium change. The Company does not believe that the "Year 2000" issue will have a material adverse impact on its operations.

FLUCTUATIONS IN QUARTERLY RESULTS

   The Company's quarterly results are subject to fluctuation. See "Risk Factors--Cyclical Industry; Variations in Quarterly Results." Historically, the Company has experienced increased net sales during the fourth quarter of the year reflecting the customary seasonal buying patterns of its customers. As a result of this, the Company's fourth quarter net sales, gross profit, operating earnings and net earnings typically have been the highest of any quarter.

   The following table sets forth the Company's summary unaudited historical results of operations on a quarterly basis:

                                   First      Second      Third      Fourth
                                  Quarter    Quarter     Quarter     Quarter
                                ----------- ---------- ----------- -----------
                                 (dollars in thousands except per share data)
FISCAL 1999
Net sales......................  $98,864
Gross profit...................  $22,767
Net earnings...................  $ 2,743
Net earnings per share (basic
 and diluted)..................  $  0.34
FISCAL 1998
Net sales......................  $94,677    $91,795    $104,428    $105,417
Gross profit...................  $20,157    $22,205    $ 22,841    $ 22,676
Net earnings...................  $ 1,662    $ 2,992    $    642    $  3,012
Net earnings per share (basic
 and diluted)..................  $  0.21    $  0.37    $   0.08    $   0.37
FISCAL 1997
Net sales......................  $85,370    $85,821    $ 85,239    $101,096
Gross profit...................  $15,574    $16,986    $ 17,121    $ 22,466
Net earnings...................  $    66    $   899    $    810    $  3,336
Net earnings per share (basic
 and diluted)..................  $  0.01    $  0.11    $   0.10    $   0.41

RECENT ACCOUNTING PRONOUNCEMENTS

   In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This standard specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. The Company adopted SFAS 121 on April 1, 1996 and recorded a pretax charge of $0.4 million during fiscal 1997.

   In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, which provides accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets, secured borrowing and collateral transactions, and the extinguishment of liabilities. The Company has modified its asset-backed accounts receivable financing agreements to meet the new requirements to enable it to continue recognizing transfers of certain receivables to special-purpose entities as sales. The adoption of this standard had no impact on the Company.

   In 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings per Share. This standard replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. All earnings per share amounts have been presented to conform to this standard.

   In June 1997, the FASB issued Statement of Financial Accounting Standards 130 ("SFAS 130"), Reporting Comprehensive Income, which establishes rules for reporting and displaying all changes in shareholders' equity exclusive of transactions with owners, such as capital investments. Examples of comprehensive income include unrealized gains or losses on available-for-sale securities, translation adjustments on investments in foreign subsidiaries, and certain changes in minimum pension liabilities. The statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130, effective April 1, 1998, did not impact the Company's financial condition or results of operations.

   In June 1997, the FASB issued Statement of Financial Accounting Standards 131 ("SFAS 131"), Disclosures about Segments of an Enterprise and Related Information, which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those businesses report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements for the fiscal year ending March 31, 1999, which will require retroactive application. The Company has not completed its review of this standard and has not determined the impact its adoption will have on the Company's financial statements.

   In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 Employers' Disclosures about Pensions and Other Post Retirement Benefits. This standard revises employers' disclosures about pensions and other post-retirement plans, but does not change the measurement or recognition of those plans. This standard will be effective for the Company's financial statements for the year ended March 31, 1999.

   In March 1998, the AICPA issued SOP 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use. SOP 98-1 will become effective for the Company on April 1, 1999. This SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently capitalizes certain external costs and expenses all other costs as incurred. The Company believes the SOP will not materially effect the Company's earnings or financial position.

   In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. The SOP is effective for the Company on April 1, 1999. The SOP will require that all Start-up costs, including organizational costs be expensed as incurred. In addition, the SOP requires most entities upon adoption to write-off as a cumulative effect of a change in accounting principle any previously capitalized start-up or organizational costs. The company currently expenses all start-up costs as incurred. The Company believes the SOP will not materially effect the Company's earnings or financial position.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard is effective for the Company's financial statements for all quarters in the year beginning April 1, 2000. Management has not completed its review of Statement No. 133 and has not determined the impact adoption will have on the Company's financial statements.

                                   BUSINESS

GENERAL

   The Company believes that it is the leading manufacturer and supplier of industrial batteries and small engine starting batteries in the Americas. The Company markets a full line of stationary and other batteries, as well as motive power batteries and related products and services. Stationary batteries are used primarily to supply standby operating power for (i) telecommunications applications, such as wireless and wireline systems, (ii) UPS applications for electronic, security and computer systems, and (iii) switchgear and electrical control systems used in electric utilities and energy pipelines. Stationary and other batteries include small engine starting batteries used to start motorcycles, all-terrain vehicles, snowmobiles and personal watercraft. Motive power batteries are used primarily to power industrial forklift trucks and other materials handling equipment. Related products include chargers, electronic power equipment and a wide variety of battery accessories. The Company sells its products and services through a network of distributors, independent representatives and an internal sales force, and also maintains service centers throughout the United States.

   For fiscal 1994 through fiscal 1998 the Company's net sales grew from $296.4 million to $396.3 million, while net earnings decreased from $6.3 million in fiscal 1994 to $0.6 million in fiscal 1995. The reduction in fiscal 1995 net earnings was due to a sudden increase in the cost of raw materials and manufacturing inefficiencies at the Company. Beginning in fiscal 1996, the Company initiated a strategic program primarily designed to improve manufacturing efficiencies and reduce product costs. This program included, among other items, redesigning certain of the Company's products to reduce material costs and automating and reengineering its manufacturing operations. The Company's gross profit margin increased from 17.6% to 22.2% between fiscal 1995 and fiscal 1998 and net earnings increased from $0.6 million in fiscal 1995 to $8.3 million in fiscal 1998 due, in significant part, to the success of this program.

   The Company was formed in 1998 to hold the stock of YEI. YEI was formed in 1965 to purchase and resell industrial batteries manufactured by Yuasa Japan. In June 1991, YEI acquired the stationary and motive power business and related assets of Exide's U.S. industrial battery operations. In 1992, Yuasa Japan caused an existing U.S. battery manufacturing joint venture between YEI and Exide to merge with YEI. Immediately after completion of the Offering, Yuasa Japan will own all of the 7,000,000 issued and outstanding shares of Class B Common Stock, representing approximately 61% of all of the Company's outstanding Common Stock and approximately 76% of the combined voting power of the outstanding shares of Common Stock (approximately 73% of the combined voting power if the Underwriters' over-allotment option is exercised in full). See "Risk Factors--Relationship with Principal Stockholder" and "Description of Capital Stock." The Company benefits from its relationship with Yuasa Japan through its right to use the "Yuasa" brand name, and from its right to receive technical assistance from, and its right of access to battery technology developed by, Yuasa Japan. Additionally, the Company sells batteries to Yuasa Japan and its affiliates for sale in the Pacific Rim and purchases batteries from Yuasa Japan and its affiliates for sale in the Americas. See "Related Party Transactions."

INDUSTRY

   The Company believes that it is well-positioned to benefit from expected continued growth in the markets for its products, especially the market for its stationary and motive power industrial products. According to industry sources, U.S. sales of large (greater than 25 amperes/hour) industrial stationary and motive power batteries were approximately $670 million for fiscal 1997 and are projected to be approximately $760 million for fiscal 1998. Stationary batteries represent approximately 49% of the total U.S. industrial battery market in fiscal 1998. The stationary battery market has grown at a compounded annual growth rate of approximately 13.7% per year over the past five years, fueled principally by growth in the U.S. telecommunications industry. The U.S. market for telecommunications services has grown significantly during this period, and is expected to continue to grow as cellular, PCS, paging, specialized mobile radio and other new and emerging technologies become increasingly accessible and affordable to a growing number of customers. In addition, use of the World Wide Web and other Internet services, electronic funds transfers, e-mail and other electronic data interchange, fax transmissions, television cable and other forms of electronic data transmission has grown and appears likely to continue to grow significantly. This growth has required, and the Company believes will continue to require, substantial investment by service providers in infrastructure equipment and installation, including batteries and related products and services of the type offered by the Company. Motive power batteries represent approximately 51% of the total U.S. industrial battery market in fiscal 1998. The motive power battery market has grown at a compounded annual growth rate of approximately 9.6% per year over the past five years, fueled principally by increased demand for batteries in the industrial forklift truck market. The motive power battery market is expected to grow at a lower rate for the next several years.

OPERATING STRENGTHS

   The Company has been able to achieve profitable growth by capitalizing on the following operating strengths:

   Strong Market Positions. The Company believes it holds the leading market position in both the motive power and small engine starting battery markets and is among the three largest suppliers of stationary batteries in the Americas. The Company believes that its strong market positions result, in large part, from its extensive direct sales force and national network of independent distributors, representatives and service centers.

   Established Brand Names. The Company believes that its brand names are among the most highly recognized in the markets it serves. The Company sells its stationary and related products principally under the "Yuasa" and "Exide" brand names, motive power products principally under the "Exide" and "General" brand names, and small engine starting batteries under the "Yuasa" brand name, as well as under certain private labels. The Company benefits from having the right to use the "Yuasa" and "Exide" brand names which hold a reputation for high quality.

   Reputation for Quality, Service and Innovation. The Company believes that its reputation for product quality, reliability and service enhances its competitiveness. The Company also competes on its ability to partner with its customers to engineer innovative power solutions.

   Manufacturing Efficiency. Since it began its strategic initiative to improve manufacturing efficiency in fiscal 1996, the Company has spent over $45.0 million, among other things, to reengineer and automate its manufacturing operations and to increase plant capacities. As a result, the Company believes its manufacturing operations are among the most modern and efficient in the industry and will provide sufficient capacity to meet expected demand for the Company's products over the next three years without substantial additional investment.

   Broad Range of Products. The Company believes that it offers the broadest product capability in the industry, including batteries addressing a wide range of power requirements (from 1 ampere/hour to 4,000 amperes/hour) and applications. This broad range of products allows the Company to customize its products to meet varying customer requirements.

   Relationship with Yuasa Japan. The Company benefits from its relationship with Yuasa Japan through its ability to use the "Yuasa" brand name, and from technical assistance and access to battery technology developed by Yuasa Japan. Additionally, the Company sells batteries to Yuasa Japan and its affiliates for resale in the Pacific Rim, and purchases batteries from Yuasa Japan and its affiliates for resale in the Americas. Yuasa Japan is one of the leading manufacturers of lead acid batteries in the world.

BUSINESS STRATEGY

   The Company's primary objectives are to increase its net earnings and return on shareholders' equity and to capitalize on its operating strengths to grow faster than the markets it serves by implementing the following strategies:

   Stationary Products: Focus on Telecommunications and Other High Growth Markets. The Company believes that the telecommunications markets in the United States and the rest of the Americas offer high growth potential for sales of its stationary products. The Company intends to take advantage of its leading position in the stationary battery market, as well as its other operating strengths to increase its share of these growing and profitable markets.

   The Company recently strengthened its stationary business by adding new members to its management team with broad experience in both the industrial battery and telecommunications markets and extensive business relationships with existing and potential purchasers of the Company's stationary products. The Company intends to focus this team's efforts on increasing the Company's sales of its stationary products to the telecommunications markets and other markets which may be identified as offering rapid growth potential.

   The Company also intends to focus its engineering and manufacturing resources on products which have applications in the telecommunications markets and other markets which may be identified as offering rapid growth potential. The Company intends to continue its strategy of developing customized engineering and other product solutions for OEMs and end users of its products through strategic partnerships with them and by taking advantage of technical assistance available from Yuasa Japan. Further, the Company intends to use its increased manufacturing capacity and new systems and programs to significantly improve delivery to its customers with shorter lead times.

   Motive Power and Small Engine Starting Products: Maintain Leadership Position. The Company intends to maintain its leadership position in the motive power market by (i) continuing to provide a dual brand approach, including a premium, higher performance product, marketed under the "Exide" brand, and a lower priced product marketed under the "General" brand, (ii) leveraging its nationwide sales and service network, and (iii) improving delivery to its customers through shorter lead times. The Company intends to maintain its leadership position in the small engine starting battery market by developing new products for emerging applications, such as cordless electric mowers and trimmers, and by developing programs to maintain and enhance brand image and customer loyalty.

   Continued Cost Reduction Initiatives. The Company intends to continue its cost reduction programs initiated in fiscal 1996 by continuing to reengineer and automate its manufacturing processes and facilities and by redesigning its products and business processes to further increase efficiency.

   Continued Expansion Into New Geographic Markets. The Company believes that Latin America presents significant growth potential for industrial battery sales, particularly in the telecommunications markets. The Company established a sales and distribution business in Mexico in fiscal 1994 and entered into a joint venture in Argentina in fiscal 1997 to market and sell industrial batteries. The Company intends to expand into other Latin American countries through acquisitions, joint ventures and start-up ventures.

PRODUCTS

General

   The Company's lead acid battery products span a broad range of sizes, configurations and electrical capacities (from 1 ampere/hour to 4,000 amperes/hour) and are generally of either the flooded or the valve regulated ("VRLA") type. Of these two types, VRLA batteries represent newer technology. This broad range of products allows the Company to more readily meet customer specifications.

Stationary and Other Products

   The Company's stationary products include a variety of lead-acid batteries (both flooded and VRLA) and power supply cabinets, enclosures and other equipment and services. The Company's stationary products are used to provide "last resort" backup or standby power for facilities or electrical equipment in the event of a loss of power from the primary power source, generally external alternating current ("AC"). Primary applications include (i) telecommunications, such as central telephone exchanges, microwave relay stations, and many other wireless and wireline systems; (ii) UPS, principally for computers and computer-controlled equipment, hospital life support equipment, corporate and residential alarm systems, point of sale equipment, emergency lighting, closed circuit television systems, computers (mainframe, desktop and portable), medical equipment, test equipment and various types of instrumentation and (iii) standby power for switchgear and other instrumentation control systems and equipment for electric utilities, pipeline systems and desalinization plants, and to help cover peak loads experienced by electric utilities.

   Because of the significantly different needs of the telecommunications, UPS, switchgear and other stationary battery markets, the Company offers a distinct line of batteries for each of those markets, each comprising a variety of products. These batteries range from 1 to 4,000 amperes/hour in electrical capacity. UPS normally provide up to fifteen minutes of AC power in the event of loss of power from the primary external power source, typically to provide orderly shut-down of computer equipment to protect against loss of data, or to ensure continued operation of life support or other equipment during power outages on a short-term basis until emergency generators are able to start operating at sufficient capacity to power the equipment.

   For typical telecommunications applications, the Company's batteries are designed to provide high reliability and extended operation (up to eight hours before recharging). For typical switchgear and electrical control systems in electric utilities, the Company's batteries are designed to provide high reliability over an eight-hour period to back up the electrical instrumentation and control systems, while also providing a very high discharge rate for short periods at several intervals to operate the switchgear. The Company's small capacity VRLA standby and UPS batteries and related products are sold under the "Yuasa" brand name and the Company's large capacity standby batteries and related products are sold principally under the "Exide" brand name.

   The Company's power system products, principally chargers, power control and distribution equipment, perform a wide variety of functions. The Company's chargers and power rectifiers convert or rectify external AC power into direct current ("DC") power at the appropriate level and quality of voltage and apply that DC power to charge the battery and, in some cases (such as telecommunications and UPS), to operate the customer's equipment. For applications that require different power levels, the Company's power control and distribution equipment can distribute DC power at appropriate levels to each application.

   The Company also manufactures and purchases for resale a wide variety of battery trays, component racks, cabinets and other accessories that are used in conjunction with its motive power and stationary battery and power systems products and a complete line of cabinets for office installation of lead-acid batteries. Some of the Company's racks and cabinets are designed to meet very demanding customer specifications, including racks designed to withstand seismic shocks and weatherproof cabinets to meet Regional Bell Operating Company specifications.

   The Company's Integrated Systems and Service ("IS&S") unit provides turnkey engineering, design, furnishing, installation, service, maintenance and management of stationary products and DC power systems, chiefly to the telecommunications industry. Its services include (i) design of integrated wireless and wireline telecommunications base stations, (ii) manufacture of some or all of associated DC power supplies and electronic equipment; (iii) manufacture and supply of backup batteries and enclosures or other accessories; and (iv) on site installation and ongoing maintenance and management of the complete system. Through the Company's service network, the Company's IS&S unit offers its Certified Power Program, which is an extended service contract, allowing the customer to outsource DC power management functions.

   The Company's small engine starting batteries are of both flooded and VRLA types and are used to start small engines, such as those found in motorcycles, all-terrain vehicles, snowmobiles, and personal watercraft. The products are sold under the "Yuasa" brand name and under certain private labels.

Motive Power Products

   The Company's motive power products include complete systems and individual components, mainly to power, monitor, charge and test the batteries used in industrial forklift trucks and other materials handling equipment. They are used in a variety of other applications, such as starting diesel locomotive engines, and railroad and grade crossing warning lights. Batteries for the motive power market are primarily flooded, although VRLA batteries are gaining increasing acceptance in this market. Motive power batteries typically are designed to provide relatively high discharge rates for a six- to eight-hour operating period. They also require durable casings and content to withstand the rigors of operation within moving vehicles that subject them to high levels of vibration and shock. The life expectancy of motive power batteries is normally five years.

   The Company's motive power chargers rectify AC to DC to recharge motive power batteries during the intervals between the operating periods of the vehicles which the batteries power. The Company's other principal motive power accessories include electronic controls to operate power rectifiers from remote locations, a system for periodically adding water to batteries, which can also be fitted with an automatic activator energized by the power rectifier, and a variety of trays, connectors and other accessories. Motive power products are sold primarily under the "Exide" and "General" brand names.

CUSTOMERS AND END USERS

Stationary and Other Products

   Telecommunications Industry. End users are typically local, and long distance wireline and wireless telecommunications service providers, as well as OEMs of telecommunications equipment. See "Risk Factors--Telecommunications Industry and Growth of the Company."

   Computer Industry. End users of UPS are primarily businesses, and some consumers, who have significant computer installations, or who otherwise desire additional protection against data losses, as well as health care providers having life-support or other critical equipment. The Company's customers include OEMs of UPS and distributors of aftermarket replacement equipment.

   Security/Electronics Users. End users are typically businesses and consumers who purchase or own alarm systems. Significant customers include OEMs and their suppliers, distributors and contractors.

   Electric Utilities, etc. End users of the Company's large-capacity standby batteries include industrial installations such as electric utilities, petroleum pipelines, and desalinization plants. Customers include utilities, the petroleum industry, and government and military entities.

   Other Users. The Company sells its small engine batteries to substantially all OEMs in North America, motorcycle and automotive warehouse distributors, and after-market replacement retailers. Other battery manufacturers and distributors also purchase significant quantities of the Company's products to resell under their own brand names to large retail customers.

Motive Power Products

   The customer base of this business unit is extremely diverse. It includes dealers of industrial forklift trucks and other materials handling equipment and, to a lesser extent, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouses, and retailers.

DISTRIBUTION AND SALES

   Distribution, sales and service of products vary with the product or service type, and the brand under which they are sold. Motive power products marketed under the "General" brand are sold and serviced primarily through a network of independent representatives. Motive power products bearing the "Exide" brand are sold and serviced primarily through the Company's in-house sales force. Large capacity stationary products bearing the "Exide" brand are sold and serviced primarily through a combination of in-house sales force and manufacturing representatives. The Company's small capacity stationary products, which generally bear the "Yuasa" brand, are sold and serviced primarily through independent representatives. IS&S sells integrated services through independent representatives and in-house sales force, whereas the installation and service work associated with IS&S is conducted primarily through in-house technicians. Small engine starting batteries are sold primarily through an in-house sales force.

   The Company's in-house sales and marketing forces total approximately 380 employees, and the Company has approximately 107 independent representatives for its products and services. Regardless of the business unit or product line, the Company's independent representatives generally operate under a written contract covering, among other things, an exclusive territory and providing for compensation on a commission basis, with incentives provided for higher margin sales. The Company's representatives generally do not market the products of any of the Company's competitors, although many representatives regularly service competitors' products, while offering the Company's products as replacements.

WARRANTIES

   The Company generally offers a limited warranty on its industrial battery products and selected power supply equipment. The Company's small engine starting batteries generally carry no warranty. These warranties are generally limited to replacement of defective material; however, such limitations could be contested in the event of a warranty claim. The Company believes that its warranty reserve is adequate to cover future warranty costs.

INTERNATIONAL AND EXPORT

   The Company's international business operations focus primarily on Canada, Mexico, South America and, through Yuasa Japan affiliates, the Pacific Rim. These operations consist of a network of subsidiaries and affiliated companies, an internal sales force, and independent representatives, and are responsible for the sale of substantially all of the Company's products outside the U.S. Total international net sales were approximately 12% of consolidated net sales in fiscal 1998, approximately 39% of which was attributable to the Company's U.S. operations and approximately 61% of which was attributable to the Company's foreign operations. Net sales of stationary products represented approximately 65% of consolidated net sales attributable to international operations in fiscal 1998 and approximately 56% in fiscal 1997. See "Risk Factors--Risks Associated with International Operations; Currency Risk."

MANUFACTURING OPERATIONS

   The following chart lists the Company's manufacturing and principal distribution facilities, their principal functions, the approximate size of the facility, and whether the Company owns or leases the identified facility:

                                                             Square
Location                          Function                   Footage Owned/Leased
--------         ------------------------------------------- ------- ------------
Hays, KS         Small Capacity Stationary Batteries;        360,000    Owned
                 distribution
Richmond, KY     Motive Power and Large Capacity Stationary  357,000    Owned
                 Batteries; distribution
Sumter, SC       Motive Power and Large Capacity Stationary  303,000    Owned
                 Batteries; distribution
Laureldale, PA   Small Engine Starting Batteries;            110,000    Owned
                 distribution
Cleveland, OH    Chargers; distribution                       63,000    Owned
Sumter, SC       Battery Trays and Racks                      46,374    Owned
Fogelsville, PA  Distribution                                 92,000    Leased
Dallas, TX       DC Power Equipment (primarily for wireless   45,380    Leased
                 telecommunications industry)

   All battery plants are certified to ISO 9002 standards; the Cleveland, Ohio charger plant and its engineering and service groups are certified to ISO 9001. The Company believes that its ISO certification in 1995 made it the first ISO 9000 registered battery corporation in North America. ISO certifications are given by the International Organization for Standardization to businesses that establish (and document their compliance with) quality assurance programs and procedures. The Company believes that certain of its customers attach significance to ISO certification, and that some customers require ISO certification of their vendors as a condition of purchasing from them. The Company believes that its manufacturing operations and product line focus at each of its plant facilities allow for flexible manufacturing and the ability to move large unit volumes efficiently. The Company also benefits from an experienced workforce.

   The Company believes that its manufacturing operations are among the most modern and efficient in the industry and will provide sufficient capacity to meet expected demand for the Company's products over the next three years without substantial additional investment. However, disruption of production at a plant where a key product line is produced could have a material adverse effect on the Company.

APPLICATION ENGINEERING AND PRODUCT DEVELOPMENT

General

   For fiscal 1998, fiscal 1997 and fiscal 1996, the Company's engineering expenditures, including research and development activities, were $7.6 million, $6.8 million and $5.5 million, which include the Company's expenditures for application engineering and product development. At March 31, 1998, the Company employed a manufacturing engineering group comprising 44 engineers, scientists and technicians.

New Products

   Since the early 1980s, technological developments in the battery industry have been limited principally to the development of VRLA batteries. VRLA batteries are sealed, generally do not contain caps for adding water, are designed to require minimal maintenance and, under normal operating conditions, they need not be installed in separate facilities. Market acceptance of these batteries has been greatest in the UPS and telecommunications portion of the standby power market, although they are also gaining wider acceptance in the motive power battery market.

   During the last several years, the Company has focused its research and development efforts on improving existing products and manufacturing processes, expanding its product lines and on developing new product lines, particularly for its telecommunications customers. Examples include:

   --a new line of VRLA stationary batteries, primarily for UPS applications; a new line of batteries designed specifically to meet the short duration, high energy power requirements of standby systems for computer installations; and an expanded line of power rectifiers, power supplies and other components for telecommunications applications.

   --a modular battery using tubular positive plates in combination with gelled electrolyte designed for use in long-duration, high-cycle telecommunications applications, as well as for renewable energy storage, switchgear, UPS and peak shaving/load leveling. The gel additive provides a larger volume of electrolyte than the absorbed glass mat technology typically used in the telecommunications industry.

   In addition, Yuasa Japan has entered into a License and Technology Agreement, under which Yuasa Japan has agreed to provide the Company with exclusive access in the Americas to technical assistance, and access to new and emerging technologies, products and product developments relating to the Company's core business. See "Business--Intellectual Property--Licenses."

COMPETITION

General

   The industrial lead-acid battery market is highly competitive and has experienced substantial consolidation both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. This factor has resulted in a decrease in the number of customers for the Company's products and increased competitive pressure on the Company. The Company's competitors range from development stage companies to major domestic and international companies. Some of these companies have technical, marketing, sales, manufacturing, distribution, and other resources significantly greater than those of the Company. In addition, some of these companies have significant name recognition, established positions in the market, and long-standing relationships with OEMs and other customers.

   In addition, certain of the Company's competitors own lead smelting facilities and may therefore, during sustained periods of substantial lead cost increases, have a competitive advantage over the Company.

   The Company's competitors are primarily domestic manufacturers, although foreign competition could become a factor depending on changes in the relative levels of domestic prices, duties, tariffs, freight costs, currency exchange rates and the impact of changing technology. The Company competes primarily on the basis of product quality, reliability of service and delivery and price. The Company believes that its products and services are competitively priced and its reputation for quality products and service help maintain its competitive position in the industry, although there can be no assurance that continued consolidation and continuing competition will not have an adverse effect on the Company in the future.

   The Company's ability to compete in markets both inside and outside the United States in the future could be limited by the activities of Yuasa Japan and Exide, both of which manufacture and sell many of the same products for the same applications as the products offered by the Company and both of which are substantially larger and have greater financial resources than the Company. Exide presently derives a substantial portion of its revenues from sales of industrial batteries in Europe and its existing agreement not to compete with the Company expires in June 2001. Accordingly, Exide could become a competitor of the Company in the Americas and elsewhere in the future. Although Yuasa Japan has historically viewed the Company as the operation through which Yuasa Japan markets its products in the United States and elsewhere in the Americas and although there are agreements currently in force which would prevent Yuasa Japan from competing with the Company in the Americas until such time as Yuasa Japan ceases to own shares of the Company's capital stock possessing at least 20% of the voting power of all classes of capital stock of the Company, if Yuasa Japan were to divest itself of its interest in the Company below these levels in the future, it could become a competitor of the Company. See "Risk Factors--Relationship with Principal Stockholder," "--Competition; Industry Consolidated Pricing Pressures," and "Related Party Transactions."

Stationary and Other Products

   The stationary battery market in the Americas is highly competitive and is dominated by the Company, C&D Technologies, Inc. ("C&D"), and GNB Technologies ("GNB"). Competition in the stationary products market is based to a great extent on reputation, product quality and reliability, and price, as well as the availability of after-sale service.

Motive Power Products

   Price is an important competitive factor in the motive power market. Product offerings, product quality and reliability and service capability also are important factors. The motive power market in the Americas is dominated by four manufacturers: the Company, C&D, East Penn Manufacturing Co., and GNB. The Company believes that it is the leader in the motive power market.

RAW MATERIALS

   The principal raw materials used in the manufacture of the Company's products are lead, plastics, steel, copper, separators and sulfuric acid. The principal raw material used by the Company is lead. In fiscal 1998, the Company consumed approximately 151.5 million pounds of lead, which cost approximately $47.0 million and represented approximately 30% of the Company's raw material purchases.

   The Company buys its lead from a number of leading suppliers. Lead is a commodity product. It is traded on the world's commodity markets and its prices fluctuate on a daily basis. Its cost is therefore subject to rapid fluctuations. To mitigate the adverse effects of these fluctuations, from time to time the Company makes forward purchases of lead, generally not exceeding 50% of its projected lead requirements for periods generally of up to one year from its lead suppliers.

   Other significant materials required in the Company's production processes include steel, plastic products, and separators, substantially all of which are manufactured by third parties. See "Risk Factors--Materials and Manufacturing Costs."

INTELLECTUAL PROPERTY

General

   There are no patents which the Company considers to be material to the Company's business. Although the Company applies for patents on new inventions and designs, from time to time, the Company believes that the growth of its business will depend primarily upon the quality of its products and its relationships with its customers, rather than the extent of its patent protection.

   The Company owns or possesses licenses and other rights to use a number of trademarks in conjunction with its business. The Company has registered many of these trademarks in various styles in the United States

Patent and Trademark Office, Canada and other countries. The Company believes many such rights and licenses are important to its business. Some of the significant trademarks owned by the Company include: "HUP," "Loadhog," "Superhog," "Cobra," and "Dynacell."

Licenses

   In connection with the Company's acquisition of Exide's industrial battery division in 1991, Exide provided perpetual, exclusive, world-wide, royalty-free, licenses to the Company to use certain trademarks and patents in connection with the industrial battery business and related products, excluding golf cart batteries manufactured at the Company's Sumter S.C. plant and automotive, motorcycle, garden, tractor and marine engine starting batteries and related products. The licensed trademarks include "GBC," "ESB," "Exide," "Willard," "Hybernator," "Ironclad-Exide," "Liberator," "Oasis," and "Titan," among others. The Company views many of these as of substantial value in the marketing of its products. The licensed patents include technology relating to a variety of designs and manufacturing processes. The Company also licensed certain of such patents back to Exide simultaneously. Although these licenses are perpetual, they could be revoked by Exide if the Company's products using the licensed trademarks fail to meet certain quality standards, or if the Company assigns the trademarks outside the scope of the industrial battery business, and the Company fails to begin to cure those circumstances within 90 days of notice from Exide, or if the Company becomes bankrupt.

   The Company is a party to the Yuasa License and Technology Agreement, pursuant to which the Company has the exclusive (subject to limited exceptions) right to manufacture and sell certain types of products in a territory comprising all of the Americas, using patents, processes, technical know-how and other intellectual property of Yuasa Japan, and to manufacture and sell any derivative products, improvements and developments. In addition, the Company is granted the right to purchase the technical know-how for certain new products developed by Yuasa Japan, on such terms as the Company and Yuasa Japan may agree from time to time. The Yuasa License and Technology Agreement also gives the Company the exclusive (subject to limited exceptions) right to use the name and trademark "Yuasa" and certain related trademarks, logos and trade dress in connection with the sale of such products in the Americas. In consideration of these rights, the Company pays royalties to Yuasa Japan. The Yuasa License and Technology Agreement also provides Yuasa Japan with a cross-license to manufacture and sell batteries and related products which use technology developed or acquired by the Company after the date of the agreement (to the extent such grant would not violate third parties' rights), on financial terms to be negotiated before Yuasa Japan begins to manufacture or sell them. This right applies in Japan (on an exclusive basis) and elsewhere outside the Americas (on a non-exclusive basis), and embodies the practices that the Company and Yuasa Japan have historically followed. The Yuasa License and Technology Agreement does not restrict Yuasa Japan's ability to sell any products outside the Americas which do not use technology belonging to the Company.

   The Yuasa License and Technology Agreement could be terminated by Yuasa Japan on certain defaults by the Company, such as failure to pay royalties or insolvency of the Company, and will terminate automatically on the third anniversary of the first date on which Yuasa Japan and its affiliates cease to own shares of Common Stock of the Company possessing the right to cast at least 20% of the total votes entitled to be cast by holders of all Common Stock of all classes. Following any such termination or revocation, however, the Company's rights thereunder with respect to trademarks would survive for three years, and with respect to patents and technical know-how would survive for five years.

   The Company's agreements with Yuasa Japan also include the Yuasa Noncompete, in which Yuasa Japan agrees not to sell (directly or through certain controlled affiliates) substantially all types of products made and sold by the Company throughout a territory comprising all of the Americas, for a period ending on the third anniversary of the first date on which Yuasa Japan and its affiliates cease to own shares of Common Stock of the Company possessing the right to cast at least 20% of the total votes entitled to be cast by holders of all Common Stock of all classes. Unlike the Yuasa License and Technology Agreement, however, the Yuasa Noncompete Agreement is not, by its terms, subject to earlier revocation or termination.

   The termination, revocation or expiration of the Yuasa License and Technology Agreement or the Yuasa Noncompete, as applicable, could have a material adverse effect on the Company's business, financial condition and results of operations.

   Royalty payments by the Company to Yuasa Japan under the Yuasa License and Technology Agreement and other arrangements in effect during prior periods amounted to $1.6 million for fiscal 1998, $1.4 million for fiscal 1997, and $1.2 million for fiscal 1996. The royalties under the Yuasa License and Technology Agreement are payable at substantially similar rates. See "Related Party Transactions--Yuasa Japan."

EMPLOYEES

   At March 31, 1998, the Company had approximately 2,707 employees. Of these employees, approximately 1,970 were employed in manufacturing (with 499 being covered by collective bargaining agreements), 380 were employed in sales and marketing (including branch operations), 251 were employed in service and installation and 106 were employed in engineering, finance and administrative activities.

   The Company's management considers its employee relations to be good. Historically, there has been no material labor unrest, disruption of production or strike by the Company's employees. Employees at the Company's Laureldale, Pennsylvania, Hays, Kansas, Richmond, Kentucky and Dallas, Texas plants are not represented by unions. Employees at the Company's Cleveland, Ohio and Sumter, South Carolina plants are represented by labor unions under collective bargaining agreements which expire in January, 2001 and April, 2001, respectively.

ENVIRONMENTAL REGULATION

   The Company is subject to numerous federal, state and local laws and regulations designed to protect the environment and employee health and safety, including those pertaining to the storage, handling, treatment, transportation and disposal of hazardous and toxic materials, practices and procedures applicable to the construction and operation of the Company's plants, and standards relating to the discharge of air, soil and water pollutants. The Company believes that its operations currently are in substantial compliance with applicable environmental, health and safety laws and regulations. Such compliance has resulted in ongoing costs for the Company, and the Company from time to time has had instances of alleged or actual noncompliance that have resulted in the imposition of fines or penalties. The Company is currently finalizing a settlement with the State of South Carolina concerning certain alleged violations under the federal Clean Air Act at its Sumter plant, pursuant to which the Company expects to pay a civil penalty of $105,000. The Company does not anticipate having other future obligations under such settlement agreement. The Company's continued compliance with environmental, health and safety laws and regulations could require the Company to incur significant expenses, including fines and penalties, could restrict the Company's ability to modify or expand its facilities or continue production, and could require the Company to install pollution control equipment and make other capital improvements, such as currently ongoing improvements to wastewater treatment systems at two plants.

   Certain of the Company's manufacturing sites have a history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. The Company from time to time investigates, remediates and monitors soil and groundwater contamination at certain of these sites. In addition, the Company has been named as a de minimis "Potentially Responsible Party" at one National Priority List site pursuant to Superfund. The Company has received an offer to settle the case from the EPA for $8,000, which the Company intends to accept. Settlement with the EPA will provide relief from joint and several liability and late claims for contribution from other "PRPs." In the future, the Company may be liable pursuant to this law and other similar laws to contribute to the cleanup of other locations, owned or operated by other persons, to which the Company or its predecessors have sent wastes for disposal. Under these laws the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the cleanup of such properties, regardless of fault.

   The Company attempts to reduce its potential liability associated with environmental, health and safety laws and regulations by, among other practices, recycling materials such as lead and acid in batteries and purchasing lead from third parties rather than owning or operating lead smelting facilities. In addition, substantially all of the Company's industrial battery operations were acquired from Exide in a transaction pursuant to which the Company acquired assets and did not contractually assume environmental and related liabilities. These assets were acquired in 1991 and there have not been any significant environmental claims made since that date. In addition, the Company has established a program for environmental, health and safety compliance, supervised by certain employees, under which Company personnel design procedures for auditing practices subject to environmental, health and safety laws and regulations, and monitor and communicate to other Company employees regulatory activities and developments, including certain standards for reducing lead exposure to employees promulgated under the federal Occupational Safety and Health Act of 1970. Based on current information, the Company does not expect compliance with environmental, health and safety laws and regulations to have a material adverse effect on the business or financial condition of the Company. However, there can be no assurance that developments, such as increased requirements of such laws and regulations, increasingly strict enforcement thereof by governmental authorities, and claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of the Company's operations, will not cause the Company to incur significant costs and liabilities that could have such a material adverse effect. See "Risk Factors--Potential Costs of Environmental Compliance."

LITIGATION

   The Company is, from time to time, involved in routine litigation incidental to the conduct of its business. In the opinion of management, none of such litigation, individually or in the aggregate, could be expected to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth certain information regarding the Company's existing directors and executive officers. A summary of the background and experience of each director and executive officer is set forth in the paragraphs following the table.

Name                              Age Position
----                              --- --------
Teruhisa Yuasa...................  62 Chairman of the Board
P. Michael Ehlerman..............  59 Vice Chairman, Chief Executive Officer and
                                      Director
John D. Craig....................  47 President, Chief Operating Officer and
                                      Director
Shuji Kawata.....................  60 Vice President--International and Director
Michael T. Philion...............  46 Vice President--Finance, Chief Financial
                                      Officer and Assistant Secretary
Hiroshi Horiuchi.................  55 Vice President--Export, Secretary and
                                      Director
Yasukazu Sakai...................  66 Director
Arthur M. Hawkins................  55 Director
James Kanda......................  58 Director
Raymond J. Kenny.................  71 Director

   TERUHISA YUASA has served as Chairman of the Board of the Company since 1991. Mr. Yuasa has served as Chairman of Yuasa Japan, a publicly-traded Japanese manufacturer of a full line of lead acid automotive and industrial batteries, since 1997 and as a director since 1970. Prior to his election as Chairman, he served as President of Yuasa Japan. Mr. Yuasa is also President and a director of Yuasa Trading Co., a publicly traded Japanese trading company.

   P. MICHAEL EHLERMAN has served as Vice Chairman and Chief Executive Officer of the Company since April 1, 1998. Prior thereto, he served as President of the Company and has been a director since 1991, when the Company acquired Exide's industrial battery division. Prior to becoming President of the Company, Mr. Ehlerman was employed by Exide and a predecessor, General Battery Corporation, in various executive management positions. Mr. Ehlerman became a director of Yuasa Japan in June, 1998.

   JOHN D. CRAIG has served as President and Chief Operating Officer of the Company since April 1, 1998. Prior thereto, he served as Executive Vice President of the Company since 1995. He has been a director since 1996. Prior thereto, Mr. Craig was Vice President--Operations of the Company since 1994 and Vice President--Operations of Nordyne, Inc., a manufacturer of heating and air conditioning equipment.

   SHUJI KAWATA has served as a director since 1991 and as Vice Chairman between 1995 and March 31, 1998. Mr. Kawata has served as a director of Yuasa Japan since 1991 and has been an employee of Yuasa Japan since 1960. Effective April 1, 1998, he will retire as an employee of Yuasa Japan and become Vice President--International and a full time employee of the Company.

   MICHAEL T. PHILION has served as Vice President--Finance; Chief Financial Officer and Assistant Secretary of the Company since 1994. Prior thereto, he was employed as Chief Financial Officer of the Wood Company, a food service management company. He was elected as Assistant Secretary in 1997 and has been elected as Acting Secretary, effective April 1, 1998.

   HIROSHI HORIUCHI has served as a director and as Vice President--Export of the Company since 1995. Prior thereto, he served as Deputy General Manager-- International Division of Yuasa Japan since 1991. He has advised the Company that he intends to resign as a director of the Company as soon as practicable on completion of the Offering.

   YASUKAZU SAKAI has served as a director of the Company and as Vice Chairman of the Company between 1991 and March 31, 1998. Mr. Sakai is Senior Managing Director of Yuasa Japan and has been employed in various senior executive positions since 1954 and has been a director of Yuasa Japan since 1986.

   ARTHUR M. HAWKINS has served as a director of the Company since 1992. Mr. Hawkins has served as Chairman, President, Chief Executive Officer and a director of Exide Corporation, a publicly-traded U.S. manufacturer of a full line of lead acid automotive and industrial batteries since 1985. He has advised the Company that he intends to resign as a director of the Company as soon as practicable on completion of the Offering.

   JAMES KANDA has served as a director of the Company since 1991. Over the past five years, he has served as a consultant to Yuasa Japan and a special advisor to its Chairman and President.

   RAYMOND J. KENNY has served on the Board of Directors of the Company since 1991. Prior to his retirement in 1993, he served as Vice President Operations of the Company.

THE BOARD OF DIRECTORS

   The Company's Board of Directors presently consists of nine members and is divided into three classes: Class I directors, whose terms expire in 1999; Class II directors whose terms expire in 2000; and Class III directors whose terms expire in 2001. Each of the Company's directors is presently either (i) an officer or director of, and was nominated and elected as a director by, Yuasa Japan or Exide (see "Principal and Selling Stockholders"), or (ii) an executive officer of the Company. Messrs. Yuasa, Ehlerman and Kanda have been elected to serve as Class I directors until the 1999 annual meeting of stockholders; Messrs. Kawata, Horiuchi and Kenny have been elected to serve as Class II directors until the 2000 annual meeting of stockholders; and Messrs. Sakai, Hawkins, and Craig have been elected to serve as Class III directors until the 2001 annual meeting of stockholders. Each of Messrs. Horiuchi (Class
II), and Hawkins (Class III) has advised the Company that he intends to resign as a director of the Company upon completion of the Offering. Upon such resignation, the Board of the Company intends, as soon as practicable, to elect three as yet unidentified independent directors who are not affiliated with Yuasa Japan or the Company, one to sit as a Class I director, one to sit as a Class II director and one to sit as a Class III director. See "Related Party Transactions."

   The Company's Bylaws provide that, among other things, (i) each class of directors must consist, as nearly as possible, of one-third of the total number of directors; (ii) one class must be elected each year to serve for a term of three years, after a transitional period, or until earlier removal or resignation; and (iii) sitting directors have the ability to fill vacancies arising from resignations or from newly-created directorships for the balance of the term of the class to which they are elected. The next annual meeting of the stockholders of the Company to be held after the closing of the Offering is scheduled for July, 1999. Executive officers are elected annually and hold office until their successors are duly elected and qualified or until earlier removal or resignation.

   A Stockholders' Agreement dated as of April 1, 1992 (the "Stockholders' Agreement") between the Company and Exide entitles Exide to designate one person for election to the Board of Directors of the Company acceptable to Yuasa Japan. Yuasa Japan has contractually obligated itself to determine that Mr. Hawkins is acceptable to it and Exide historically has exercised its right to name Mr. Hawkins as a director. On completion of the Offering and sale by Exide of its Class B Common Stock, this obligation will terminate. The other directors were selected, nominated and elected by Yuasa Japan. Following the Offering, Yuasa Japan will own all of the issued and outstanding Class B Common Stock representing approximately 76% of the combined voting power of all shares of outstanding Common Stock and will be able to nominate and elect all of the members of the Board. See "Related Party Transactions."

COMMITTEES OF THE BOARD OF DIRECTORS

   The Board of Directors of the Company has formed a new standing Audit Committee and a new standing Compensation Committee, effective as of the completion of the Offering and will appoint members to such committees on the election of at least three independent directors.

Compensation Committee

   The Compensation Committee will consist solely of non-employee directors, and the Company's Chief Executive Officer as an ex officio member. The Compensation Committee makes recommendations to the Board of Directors with respect to compensation, including stock based compensation, of members of the Company's executive staff.

Audit Committee

   The Audit Committee will have general responsibility for supervision of financial controls, as well as for accounting and audit activities of the Company. The Audit Committee, a majority of which will consist of non-management directors independent of Yuasa Japan, will annually review the qualification of the Company's independent certified public accountants, make recommendations to the board of directors as to their selection and review the planning, fees and results of their audit.

DIRECTOR COMPENSATION

   The members of the Board of Directors of the Company do not currently receive compensation for services rendered as members of the Board of Directors. After completion of the Offering, the Company will pay each director, who is not an employee of the Company or an employee, officer or representative of Yuasa Japan, a quarterly retainer of $5,000, plus $1,000 for each Board meeting attended and $500 for each committee meeting attended.

Directors' and Officers' Insurance

   The Company is in the process of obtaining a policy of directors' and officers' liability insurance to cover all directors, officers and employees of the Company and its subsidiaries for liability, loss, damage and expense which they may incur in their capacities as such. The Company expects that this policy will be in place prior to the completion of the Offering.

EXECUTIVE COMPENSATION

   The following table sets forth all salary, bonus and other compensation earned with respect to fiscal 1998 by the Company's Vice Chairman and Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to the Company.

Name and                            Annual Compensation
Principal                Year Ended -------------------       All Other
Position                  March 31   Salary  Bonus/(1)/ Compensation/(2)//(3)/
---------                ---------- -------- ---------- ----------------------
P. Michael Ehlerman.....    1998    $283,133  $139,900          $7,500
Vice Chairman and CEO
John D. Craig...........    1998    $194,950  $ 93,300          $7,500
President and COO
Michael T. Philion......    1998    $155,575  $ 43,300          $7,500
Vice President--Finance
and CFO
Nicholas I. Magnani.....    1998    $158,257  $ 38,500          $7,500
Vice President--
Engineering and R&D
John Shea...............    1998    $145,646  $ 51,000          $7,282
Vice President--Motive
Power

--------
(1) Represents amounts paid under the Company's short-term Management Incentive Plan in respect of fiscal 1998. The Company did not have any long-term incentive payments during 1998.
(2) Amounts in this column represent the Company's annual retirement contribution (generally, 4% of earnings on such employee's Form W-2) and matching contributions under the Company's 401(k) Plan for the years indicated. See "Salaried Retirement and 401(k) Plan."
(3) Compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of each named executive officer's total annual salary and bonus.
(4) Effective as of April 1, 1998, the Company commenced paying Teruhisa Yuasa $275,000 a year in his capacity as an officer of the Company.

MANAGEMENT INCENTIVE PLANS

   The purpose of the Company's Management Incentive Plan (the "Short Term Plan") is to provide short-term incentive to key officers and employees of the Company for meeting and exceeding certain established financial performance goals. Participation in the Short Term Plan is limited to a maximum incentive reward as a percent of base salary earnings determined for each eligible participant. Each participant is measured on a combination of Company and personal objectives with the exception of participants who are employed in certain of the Company's manufacturing facilities, whose incentive award is based upon one hundred percent of facility objectives. Incentive awards are payable in a lump sum early in the next fiscal year immediately following the determination of the eligibility to receive an incentive award. The eligibility of a participant who is discharged or resigns during a plan year will be automatically canceled. In the case of termination due to death or retirement, or if a participant becomes eligible to participate during the plan year (which requires a minimum of six months of service in the applicable incentive year), the participant or his or her estate will be eligible for a reduced incentive reward. For purposes of determining an incentive award, base salary is defined as W-2 salary earnings exclusive of any payments under the Short Term Plan and any non-reoccurring adjustments to salary.

   During fiscal 1997, the Company adopted the Long Term Incentive Plan (the "Long Term Plan"). The purpose of this plan is to attract, motivate and retain key executives of the Company. The Long Term Plan is structured in three-year cycles with a new cycle beginning each year. The first cycle begins in fiscal 1998 and runs through the end of fiscal 2000. For fiscal 1998, twelve executives were named by the Board to participate. Participation is established annually for each new performance cycle. An executive who voluntarily terminates employment with the Company (other than for retirement) is not entitled to receive a payment for an uncompleted cycle. The Board establishes financial targets for the Long Term Plan at the beginning of each cycle. For the fiscal 1998-2000 cycle, the Board set the target at the three-year average of return on average capital employed by the Company. In addition to the target, the Board sets performance points below and above which no payment will be made. Awards are capped at a percentage of base pay which varies with financial performance. Earned awards are paid after each completed cycle. The Board has reserved the right to adjust financial targets for divestures or acquisitions which have a material impact on performance factors. If a change in control of the Company occurs, and the Long Term Plan is terminated or substantially changed, all uncompleted cycles vest. Absent a change in control, no amounts will be paid under the Long Term Plan until after completion of the first cycle at the end of fiscal 2000. The Offering does not result in a change in control within the meaning of this plan.

Salaried Retirement and 401(k) Plan

   The Company maintains the Salaried Retirement and 401(k) Plan (the "Savings Plan") for the benefit of its salaried employees. The Savings Plan is a defined contribution plan and is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Salaried employees are eligible to participate in the Savings Plan after the completion of six-months of service. The Company is required, under the terms of the Savings Plan, to make a retirement contribution on behalf of each eligible employee in an amount equal to four percent of such employees compensation as defined in the Savings Plan. The Savings Plan permits participants to elect to contribute, pursuant to salary reduction, up to 15% of such participant's Compensation (as defined in the Savings Plan) on a pre-tax basis. The Company is required to match at least twenty-five percent of the first four percent of compensation contributed by the participant.

Omnibus Stock Plan

   The Company's Board and shareholders have approved the Omnibus Stock Plan effective March 9, 1998. The purpose of the Omnibus Stock Plan is to provide additional incentives to employees of the Company by facilitating their purchase of stock in the Company. The Omnibus Stock Plan will have a term of ten years from the date of its adoption (unless the plan is earlier terminated by the Board of Directors of the Company) after which no awards may be made. Pursuant to the Omnibus Stock Plan, 602,540 shares of Class A Common Stock (equal to 5% of the estimated number of shares of the Company's Common Stock outstanding upon completion of the Offering), will be reserved for future issuance by the Company, in the form of newly-issued or treasury shares, upon exercise of stock options ("Options") or stock appreciation rights ("SARs"). Options and SARs are collectively referred to herein as "Awards." If Awards should expire, become unexercisable or be forfeited for any reason without having been exercised or without becoming vested in full, the shares of Class A Common Stock subject to such Awards will, unless the Omnibus Stock Plan shall have been terminated, be available for the grant of additional Awards under the Omnibus Stock Plan. Approximately twenty individuals are eligible to participate in the Omnibus Stock Plan.

   The Omnibus Stock Plan will, after April 1, 1998, be administered by the Compensation Committee. The Compensation Committee selects the employees to whom Awards are to be granted, the number of shares to be subject to such Awards, and the terms and conditions of such Awards (provided that any discretion exercised by the Compensation Committee must be consistent with the terms of the Omnibus Stock Plan).

   The Company intends Options granted under the Omnibus Stock Plan to constitute both (i) incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to
Section 422 of the Code, and that do not result in tax deductions to the Company unless participants fail to comply with Section 422 of the Code) ("ISOs") and (ii) Options that do not so qualify ("NQSOs"). The exercise price for Options will be, in the case of an ISO, the fair market value of the Common Stock on the day of grant and in the case of an NQSO, the option price will be determined by the Compensation Committee on the day of grant. The Omnibus Stock Plan permits the Compensation Committee to impose exercise and transfer restrictions on the Common Stock that optionees may purchase. It is possible that the Compensation Committee will impose such restrictions on shares subject to options granted on or after the Omnibus Stock Plan's effective date. No Option shall be exercisable after the expiration of ten years from the date it is granted; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time an ISO is granted, the option price for the ISO shall not be less than 110% of the price at which the Common Stock is sold in the Offering, and the ISO shall not be exercisable after the expiration of five years from the date it is granted. An otherwise unexpired Option, unless otherwise determined by the Compensation Committee, shall cease to be exercisable upon (i) an employee's termination of employment for "cause" (as defined in the Omnibus Stock Plan),
(ii) the date six months after termination of service due to retirement, (iii) the date three months after an employee terminates service for a reason other than just cause, death, or disability, (iv) the date an employee terminates service due to disability (except as to "vested" options), or (v) the date two years after termination of such service due to the employee's death.

   A SAR may be granted in tandem with all or any part of any Option or without any relationship to any Option. Whether or not a SAR is granted in tandem with an Option, exercise of the SAR will entitle the optionee to receive, as the Compensation Committee prescribes in the grant, all or a percentage of the excess of the then fair market value of the shares of Common Stock subject to the SAR at the time of its exercise, over the aggregate exercise price of the shares subject to the SAR. Payment to the optionee may be made in cash or shares of Class A Common Stock, as determined by the Compensation Committee.

   The Company will receive no monetary consideration for the granting of Awards under the Omnibus Stock Plan, and will receive no monetary consideration other than the Option exercise price for each share issued to optionees upon the exercise of Options. The Option exercise price may be paid in cash or Common Stock. The exercise of Options and SARs will be subject to such terms and conditions established by the Compensation Committee as are set forth in a written agreement between the Compensation Committee and the optionee (to be entered into at the time an Award is granted). In the event that the fair market value per share of the Common Stock falls below the option price of previously granted Options or SARs, the Compensation Committee will have the authority, with the consent of the optionee, to cancel outstanding Options or SARs and to reissue new Options or SARs at the then current fair market price per share of the Common Stock.

   Although directors and officers of the Company generally would be prohibited under the federal securities laws from profiting from certain purchases and sales (or sales and purchases) of shares of Common Stock within any six-month period, they generally will not be prohibited by such laws from exercising options and immediately selling the shares they receive. As a result, the Company's directors and officers generally will be permitted to benefit in the event the market price for the shares exceeds the exercise price of their Options, without being subject to loss in the event the market price falls below the exercise price.

   Notwithstanding the provisions of any Award that provides for its exercise or vesting in installments, all Awards shall become fully vested upon a "change in control" (as defined in the Omnibus Stock Plan) and, for a period of 60 days beginning on the date of such change in control, all Options and SARs shall be fully vested and immediately exercisable. In the event of a change in control, the Compensation Committee may permit the holders of exercisable Options to surrender their Options in exchange for cash in an amount equal to the excess of the fair market value of the Common Stock subject to the Options over their exercise price. Unless otherwise permitted by an Award agreement and in accordance with applicable law, no Award is assignable or transferable except by will or the laws of descent and distribution, or pursuant to the terms of a "qualified domestic relations order" (within the meaning of Section 414(p) of the Code and the regulations and rulings thereunder).

Grant of Stock Options

   The Compensation Committee, when formed, intends to grant, conditioned upon the successful completion of the Offering, nonqualified stock options under the Omnibus Stock Plan to certain executive officers of the Company identified below to purchase shares of the Company's Class A Common Stock at the public offering price set forth on the cover page of this Prospectus. The options granted will become exercisable to the extent of 40% of the options granted on the second anniversary of the date of grant, with an additional 20% of the options granted becoming exercisable on the third, fourth, and fifth anniversaries of the date of grant. The options will expire ten years after the date of grant, subject to earlier termination in accordance with the provisions of the Omnibus Stock Plan. The options are not assignable or otherwise transferable, except by will or the laws of descent and distribution. During fiscal 1998 and the first quarter of fiscal 1999, the Company issued options under the Omnibus Stock Plan to acquire 589,000 shares of Class A Common Stock at an exercise price equal to the public offering price set forth on the cover page of this Prospectus to 17 officers and employees of the Company, including the following executive officers:

                                         Number of Shares
     Name                Expiration Date Subject to Option Type of Option
     ----                --------------- ----------------- -------------------------
P. Michael Ehlerman..... March 31, 2008       186,000      Nonqualified Stock Option
John D. Craig........... March 31, 2008       124,000      Nonqualified Stock Option
Michael T. Philion...... March 31, 2008        62,000      Nonqualified Stock Option
Nicholas I. Magnani..... March 31, 2008        24,800      Nonqualified Stock Option
John A. Shea............ March 31, 2008        24,800      Nonqualified Stock Option

   The number of shares reserved for issuance under the plan and the number of shares subject to options will be adjusted to the extent that the number of shares reserved for issuance are less than or exceed 5% of the shares of the Company's Common Stock outstanding upon completion of the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Company did not have a Compensation Committee during fiscal 1997 and compensation decisions during fiscal 1997 were made, with respect to the President, by the Company's Board of Directors and with respect to other Company officers, by the President. The Board of Directors voted to establish a Compensation Committee, effective April 1, 1998.

                          RELATED PARTY TRANSACTIONS

ONGOING TRANSACTIONS WITH EXIDE

General

   On June 10, 1991, the Company acquired the assets of the industrial battery division, including certain trademarks of Exide, together with a related covenant not to compete, for approximately $120 million. As part of this purchase, Exide and the Company entered into a number of agreements which are still in effect. The following description constitutes a summary of certain of these agreements and other agreements entered into with Exide after June 10, 1991. The following description is subject to and is qualified in its entirety by reference to the agreements, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Except for the Stockholders' Agreement, which will terminate on completion of the Offering, these agreements will not be affected by the Offering or the sale by Exide of its shares of the Company's stock. See "Principal and Selling Stockholders."

Agreement Not to Compete

   Exide and the Company are parties to an Agreement Not to Compete dated June 10, 1991 (the "Exide Agreement Not to Compete"). Pursuant to this agreement, Exide agreed not to compete in the industrial battery business in North and South America and in over 160 other countries, including certain European countries. The businesses in which Exide may not compete include the manufacturing and sale of batteries for all industrial uses, including electrical vehicle batteries and battery products (other than golf cart batteries formerly manufactured at the Company's Sumter, South Carolina plant, and also excluding automotive, motorcycle, garden tractor and marine engine starting batteries). Since June 1991, Exide has acquired certain European battery manufacturers who own and operate industrial battery operations. The Company waived compliance of the Exide Agreement Not to Compete as they related to Europe in order to permit Exide to acquire these European operations, in exchange for a right of first refusal to acquire those operations if Exide elects to sell them. Exide's obligations under the Exide Agreement Not to Compete expire in June, 2001, at which time Exide will be free of its obligation not to compete with the Company.

Trademark and Patent Licensing Agreements

   Exide has granted the Company licenses to use Exide's name and certain trademarks and patents in connection with various products manufactured by the Company. See "Business--Intellectual Property--Licenses."

Other Transactions with Exide

   The Company engages in other transactions with Exide in the ordinary course of its business. The Company believes that those transactions are on terms and conditions which are no less favorable than those available from unrelated parties.

   Lead. During fiscal 1996, 1997 and 1998, respectively, the Company purchased approximately 16.2 million, 5.4 million, and 6.0 million pounds of lead from Exide, at prevailing market prices. These purchases amounted to approximately $9.5 million, $1.8 million, and $1.9 million, respectively, and accounted for 19.1%, 3.8%, and 4.1%, respectively, of the Company's lead purchases during fiscal 1996, 1997 and 1998.

   Utilities. The Company has agreements with Exide for the supply of electricity, gas and waste water treatment services to the Company's Laureldale, Pennsylvania small starting engine battery facility. These services had a total cost of $1.3 million, $1.4 million and $1.2 million in fiscal 1996, 1997 and 1998, respectively. The Company is free to obtain these utility services from other sources if it so chooses, and any of these services provided by Exide could be terminated by the Company on 90 days notice. Absent breach by the Company, however, the services cannot be terminated by Exide without substantially greater advance notice, during which time the Company could make other arrangements for the same services without disruption of its operations or material cost.

   Other Sales and Purchases. The Company supplies Exide with motorcycle batteries. In fiscal 1996 and 1997, the Company also supplied Exide with EV batteries (used in golf cart applications) built to Exide's specifications. Total sales to Exide during fiscal 1996, 1997 and 1998 amounted to approximately $20.0 million, $4.6 million and $3.8 million, respectively.

   Total purchases of lead, certain other battery components and other goods and services from Exide amounted to approximately $10.8 million, $6.9 million and $4.4 million for fiscal 1996, 1997 and 1998, respectively.

   Stockholders' Agreement. The Stockholders' Agreement between the Company and Exide, as presently in effect, contains various rights and obligations with respect to the Class B Common Stock owned by Yuasa Japan and Exide, but will terminate when Exide sells its Common Stock in the Offering.

   Dividend. On March 9, 1998 the Company's Board of Directors declared a special dividend, which was paid in May 1998. The dividend was in the aggregate amount of $2.3 million, of which 13.5% was paid to Exide.

YUASA JAPAN

   Yuasa License and Technology Agreement. Yuasa Japan has entered into the Yuasa License and Technology Agreement with the Company, which gives the Company, among other things, exclusive (subject to limited exceptions) licenses to use certain patents and technology of Yuasa Japan, manufacturing rights with regard to certain types of batteries, technical assistance and support, future improvements and innovations related to the products and their manufacture, the right to purchase certain other technical know-how and a license to use the name "Yuasa" and related trademarks. In consideration of these rights, the Company pays royalties to Yuasa Japan, which, together with payments under similar arrangements in effect for prior periods, amounted to $1.6 million for fiscal 1998, $1.5 million for fiscal 1997, and $1.1 million for fiscal 1996. See "Business--Intellectual Property--Licenses."

   The Yuasa License and Technology Agreement can be terminated by Yuasa Japan on certain defaults by the Company, such as failure to pay royalties or insolvency of the Company, and will expire automatically on the third anniversary of the first date on which Yuasa Japan and its affiliates cease to own shares of Common Stock of the Company possessing the right to cast at least 20% of the total votes entitled to be cast by holders of all Common Stock of all classes. Following any such termination or revocation, however, the Company's rights thereunder with respect to trademarks would survive for three years, and with respect to patents and technical know-how would survive for five years.

   The Company's agreements with Yuasa Japan also include the Yuasa Noncompete, in which Yuasa Japan agrees not to sell (directly or through certain controlled affiliates) substantially all types of products made and sold by the Company, throughout a territory comprising all of the Americas, for a period ending on the third anniversary of the first date on which Yuasa Japan and its affiliates cease to own shares of Common Stock of the Company possessing the right to cast at least 20% of the total votes entitled to be cast by holders of all Common Stock of all classes. Unlike the Yuasa License and Technology Agreement, however, the Yuasa Noncompete is not by its terms subject to earlier revocation or termination.

   The termination, revocation or expiration of the Yuasa License and Technology Agreement or the Yuasa Noncompete, as applicable, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Relationship with Principal Stockholder" and "--Competition; Industry Consolidation; Pricing Pressures."

   Through March 31, 1998, the Company made payments to Yuasa Japan of approximately $250,000 per year, for travel and other expenses incurred by Yuasa Japan in connection with providing technical and management assistance to the Company and attendance by its executives and other personnel at meetings of directors and management, and visits to the Company's facilities. These payments terminated as of April 1, 1998. See "Principal and Selling Stockholders."

   During fiscal 1996, 1997, and 1998 the Company purchased approximately $20.6 million, $15.0 million, and $11.6 million, respectively, of finished batteries, parts and accessories from Yuasa Japan and its affiliates. During fiscal 1996, 1997, and 1998, the Company sold approximately $10.0 million, $6.0 million, and $7.8 million, respectively, of finished batteries to Yuasa Japan and its affiliates.

   Dividend. On March 9, 1998 the Company's Board of Directors declared a special dividend which was paid in May, 1998. The dividend was in the aggregate amount of $2.3 million, of which 86.5% was paid to Yuasa Japan.

   In March, 1998, the Company entered into a revolving credit facility for up to $5 million with Yuasa Japan. Under this facility, Yuasa Japan may borrow, repay and reborrow from the Company at any time until March 30, 1999. At June 28, 1998, the entire $5 million was outstanding under this facility. This facility is unsecured, matures in its entirety on March 31, 1999, and bears interest at short-term rates as described in Note 7 of the Notes to the Consolidated Financial Statements for the period ending June 28, 1998.

FUTURE RELATED PARTY TRANSACTIONS

   The Company has adopted a policy, effective as of the date of the closing of the Offering, requiring that all material transactions (including amendments, modifications or extensions of existing transactions) between the Company and its executive officers, directors and affiliates (including Yuasa Japan) be approved in advance by both (i) a majority of the members of the Company's Board of Directors, and (ii) a majority of the independent members of the Company's Board of Directors. See "Risk Factors--Relationship with Principal Stockholder."

                      PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the issuance and sale by the Company of 3,300,000 shares of Class A Common Stock in the Offering, for each person who is known to the Company to own beneficially more than 5% of the Common Stock.

                                  Common                                    Common
                           Shares Beneficially       Number of       Shares Beneficially       Number of
                               Owned Prior         Votes Entitled        Owned After         Votes Entitled
                             to Offering/(1)/        to be Cast       Offering/(1)//(2)/       to be Cast
                          ---------------------- ------------------ ---------------------- ------------------
Name                       Number   Percent/(3)/   Number   Percent  Number   Percent/(3)/   Number   Percent
----                      --------- ------------ ---------- ------- --------- ------------ ---------- -------
Yuasa                     7,000,000     86.5%    14,000,000  86.5%  7,000,000      61%     14,000,000    76%
 Corporation/(4)//(5)/..
 NT Building, 47-1, OH-I
 1-Chome, Shinagawa-ku
 Tokyo 140 Japan
Exide Corporation/(4)/..  1,092,000     13.5%     2,184,000  13.5%         --      --              --    --
 1400 North Woodward
 Avenue Suite 130
 Bloomfield Hills, MI
 48304

--------
(1) As of the date of the Prospectus, no director or executive officer of the Company beneficially owns any shares of Common Stock or options to purchase shares of Common Stock exercisable within 60 days of the date of this Prospectus. The shareholders named in the table have sole voting and investment power with respect to all shares indicated.
(2) Yuasa Japan and Exide have agreed not to purchase additional shares of Common Stock in the Offering.
(3) Applicable percentage of ownership is based on 8,092,000 shares of Class B Common Stock outstanding on the date of this Prospectus and a total of 11,392,000 shares of Class A Common Stock and Class B Common Stock outstanding after the completion of the Offering and assumes no exercise of the Underwriters' over-allotment option. Excludes options to acquire 589,000 shares of Class A Common Stock granted under the Company's Omnibus Stock Plan which by their terms, are not exercisable until March 2000. The 7,000,000 Class B shares owned by Yuasa Japan after the Offerings represent approximately 76% of the combined voting power of all shares of Common Stock outstanding.
(4) See "Related Party Transactions" for additional information relating to the Company's relationships with Yuasa Japan and with Exide.
(5) Yuasa Japan is a Japanese public company. As of March 31, 1998, there were no holders of 5% or more of its common stock, except Yuasa Trading Co., Ltd. (7.1%), Mitsui Mutual Life Insurance, Co. (6.3%), and The Mitsui Trust and Banking Co., Ltd. (5.4%), each of which is a Japanese publicly held company.

                         DESCRIPTION OF CAPITAL STOCK

   The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as an exhibit to the Registration Statement of which this Prospectus is a part and to the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL").

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

   The Company possesses the authority, under its Articles of Incorporation, to issue up to 100 million shares of Class A Common Stock, par value $.01 per share, and up to 100 million shares of Class B Common Stock, par value $.01 per share. Shares of Class A Common Stock and shares of Class B Common Stock carry the same rights, powers, preferences, privileges and limitations, except that Class A Common Stock has one vote per share on all matters while Class B Common Stock has two votes per share on all matters. Prior to the Offering, there were 8,092,000 shares of Class B Common Stock outstanding, of which 1,092,000 were held of record by Exide, and 7,000,000 were held of record by Yuasa Japan.

   After giving effect to the Offering (including the sale of its interest by Exide) the Class B Common Shares held by Yuasa Japan will represent approximately 61% of the shares of Common Stock of the Company outstanding and approximately 76% of the combined voting power of all Common Stock outstanding upon completion of the offering. See "Principal and Selling Stockholders."

   Holders of Common Stock on completion of the Offering do not possess preemptive rights or rights to subscribe for additional securities of the Company.

   Shares of Class B Common Stock will automatically become shares of Class A Common Stock upon any sale or transfer of such Class B Common Stock by Yuasa Japan or by Exide Corporation to any person or entity other than an affiliate of Yuasa Japan. In addition, shares of Class A Common Stock acquired by Yuasa Japan or any other person in the open market in negotiated transactions or from the Company will retain their status as such and will not convert to Class B shares. See "--Conversion."

VOTING RIGHTS--COMMON STOCK

   Holders of Class A Common Stock are entitled to one vote per share on all matters. Holders of Class B Common Stock are entitled to two votes per share on all matters. Except as otherwise required by law, the holders of both Class A Common Stock and Class B Common Stock will vote together as a single class on all matters presented to the stockholders for their vote or approval. Shareholders are not entitled to cumulate their votes for the election of directors.

   Because of the disproportionate voting rights of the Class B Common Stock, Yuasa Japan will be able to control the outcome of matters submitted to a vote of the Company's stockholders, including the election of directors, even when the number of outstanding shares of Class B Common Stock which it owns is less than a majority of the number of shares of all classes of Common Stock then outstanding. Only if and when the number of outstanding shares of Class B Common Stock represents less than 33.4% of the number of shares of all classes of Common Stock then outstanding would the holders of Class A Common Stock be able to cast more votes than Yuasa Japan. See "Risk Factors--Relationship with Principal Stockholder."

DIVIDENDS

   Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate on a per share basis if, as and when such dividends are declared by the Board of Directors of the Company out of assets or funds available therefor, subject to standard limitations on dividends under state law. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock. The number of shares of each class of Common Stock so distributed shall be equal in number on a per share basis.

CONVERSION

   Class A Common Stock has no conversion rights. Shares of Class B Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock when the holder sells, exchanges or otherwise transfers such Class B shares to any person other than an affiliate of such holder. A bona fide pledge of shares of Class B Common Stock would not constitute a transfer of such stock for purposes of this provision.

   The Company has agreed to (i) at all times reserve and keep available, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock, (ii) cause any share of Class A Common Stock issuable upon conversion of a share of Class B Common Stock that requires registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved and (iii) use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

RESTRICTIONS ON TRANSFER OF CLASS B COMMON STOCK

   Upon sale, exchange or other transfer of Class B Common Stock by Yuasa Japan to an entity not affiliated with the transferor, those shares of Class B Common Stock automatically become shares of Class A Common Stock. Notwithstanding the foregoing (i) Yuasa Japan may pledge shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness, provided that (i) such shares remain subject to the transfer restrictions set forth above and (ii) Yuasa Japan retains the sole and exclusive right to vote such pledged shares.

RECLASSIFICATION, MERGER AND DISSOLUTION

   In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or any other property, the shares of Class A Common Stock and Class B Common Stock, treated as a single class, will be exchanged for or changed into the same amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed. In the event of any dissolution, liquidation or winding up of the affairs of the Company, after payment of the debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class. None of the Class A Common Stock or Class B Common Stock may be reclassified, subdivided or combined in any manner unless the other class is simultaneously reclassified, subdivided or combined in the same proportion. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights, other than Exide under the Stockholders' Agreement which, by its terms, will expire upon completion of the Offering. See "Related Party Transactions."

PREFERRED STOCK

   The Company's Board of Directors is authorized to issue preferred stock, without the approval of the Company's shareholders. The rights, qualifications, limitations and restrictions on each series of Preferred Stock issued will be determined by the Board of Directors at the time of issuance and may include, among other things, rights to participating dividends, voting rights and convertibility into shares of the Company's Class A Common Stock. Shares of preferred stock may be issued with dividend, redemption, voting, and liquidation rights taking priority over Common Stock, and may be convertible into Common Stock, as determined by the Company's Board of Directors at the time of issuance.

LIMITATION ON DIRECTORS' LIABILITY

   As authorized by the PBCL, the Company's Bylaws provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-
(iv) of the preceding sentence. These provisions do not affect the availability of equitable remedies such as injunctive relief and will not alter the liability of directors under federal securities laws. The Company is in the process of obtaining a policy of insurance to cover its directors and officers for loss, damage and expense which they incur in their capacity as such. See "Management--Directors and Officers Insurance."

   In 1990, Pennsylvania adopted legislation further amending the PBCL. This legislation generally: (1) expands the factors and groups (including shareholders) which the Company's Board of Directors can consider in determining whether a certain action is in the best interests of the corporation; (2) provides that the Company's Board of Directors need not consider the interests of any particular group as dominant or controlling; (3) provides that the Company's directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof with respect to actions relating to an acquisition or potential acquisition of control; (4) provides that actions relating to acquisitions of control that are approved by a majority of "disinterested directors" are presumed to satisfy the directors' standard, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and (5) provides that the fiduciary duty of the Company's directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly. The 1990 amendments to the PBCL also provide that the fiduciary duty of directors shall not be deemed to require directors to (1) redeem any rights under, or to modify or render inapplicable, any shareholder rights plan; (2) render inapplicable, or make determinations under, provisions of the PBCL relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or (3) act as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of the corporation or the consideration that might be offered or paid to shareholders in such an acquisition.

Pennsylvania Anti-takeover Laws

   The PBCL contains certain provisions which, among other things: (1) require that, following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares, in cash, from such person or group in an amount equal to the "fair value" of the shares, including an increment representing a proportion of any value payable for control of the corporation; and (2) prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power. These provisions, together with (i) the multiple voting rights accorded the Class B Common Stock, (ii) the ability of the Board to issue preferred stock and determine the rights, qualifications, limitations and restrictions with respect to such preferred stock without the approval of the Company's shareholders,
(iii) the classified nature of the Company's Board, (iv) the matters discussed under "Limitation on Directors' Liability," and (v) provisions in the Company's Articles of Incorporation requiring a supermajority vote to amend certain provisions of the Company's Articles may, in the event Yuasa Japan ceases to own shares of Class B Common Stock sufficient to control the Company, have the effect of discouraging a potentially interested purchaser from attempting a non-negotiated bid for the Company or of otherwise deferring or preventing a change in control of the Company.

   Chapter 25 of the PBCL contains certain other "anti-takeover" provisions which apply to a "registered corporation," unless the registered corporation elects not to be governed by such provisions. The Company will be a "registered corporation" within the meaning of Chapter 25 of the PBCL because the common stock of the Company is entitled to vote generally in the election of directors and will be registered under the Securities Exchange Act of 1934. The relevant provisions are contained in Subchapters 25E through 25H of the PBCL. As permitted under the PBCL, the Company has opted out of the provisions of Subchapters 25E (relating to control transactions), 25F (relating to business combinations), 25G (relating to control-share acquisitions) and 25H (relating to disgorgement). As a result of the Company opting out of Subchapter 25G (relating to control-share acquisitions) the Company is not subject to Subchapter 25I (relating to severance payments) or Subchapter 25J (relating to labor contracts).

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the Class A Common Stock and the Class B Common Stock is American Stock Transfer & Trust Company.

                                 UNDERWRITING

   Nomura Securities International, Inc. ("Nomura") and Smith Barney Inc. are acting as representatives (the "Representatives") of each of the Underwriters named below (the "Underwriters"). Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), among the Company, the Selling Stockholder and the Underwriters, the Company and the Selling Stockholder have agreed to sell to the Underwriters, and each of the Underwriters, severally and not jointly, has agreed to purchase from the Company and the Selling Stockholder the number of shares of Class A Common Stock set forth opposite its name below:

                                                                      Number of
         Underwriters                                                  Shares
         ------------                                                 ---------
   Nomura Securities International, Inc..............................
   Smith Barney Inc..................................................
                                                                      ---------
       Total......................................................... 4,392,000
                                                                      =========

   In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Class A Common Stock being sold pursuant to such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. In certain circumstances, under the Underwriting Agreement the commitments of non-defaulting Underwriters may be increased.

   The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $   per share of Class A Common Stock. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $   per share of Class A Common Stock on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

   The Company, its directors and executive officers and Yuasa Japan have agreed, subject to certain exceptions, not to, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or exercise any right to require the Company to file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Nomura, for a period of 180 days after the date of this Prospectus.

   The Company has granted to the Underwriters an over-allotment option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 658,800 additional shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table, and the Company will be obligated, pursuant to the option, to sell such shares of Class A Common Stock to the Underwriters. The over-allotment option may be exercised for fewer than all of the shares subject to such option. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the sale of the Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the shares of Class A Common Stock are being offered.

   At Company's request, the Underwriters have reserved up to 219,600 shares for sale at the initial public offering price to certain of the Company's officers, directors and employees, members of their immediate families and other individuals who are business associates of the Company, in each case as such parties have expressed an interest in purchasing such shares. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one business day of the date of this Prospectus will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

   Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price for the Class A Common Stock was determined by negotiation between the Company and the Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-to-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offering made hereby at or above the initial public offering price. The initial public offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Class A Common Stock. Such price is subject to change as a result of market conditions and other factors. The Company has applied for listing of the Class A Common Stock on the New York Stock Exchange under the symbol "YUA."

   The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

   The Representatives have advised the Company and the Selling Stockholder that the Underwriters do not intend to confirm sales of Class A Common Stock offered hereby to any accounts over which they exercise discretionary authority.

   Until the distribution of the Class A Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

   If the Underwriters create a short position in the Class A Common Stock in connection with the Offering, (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus), they may reduce that short position by purchasing Class A Common Stock in the open market. The may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

   The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the Class A Common Stock by purchasers in the Offering.

   Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

   Certain of the Underwriters and their respective affiliates have provided from time to time, and expect to provide in the future, financial advisory and investment banking services for, or normal banking relationships with, the Company and its affiliates, for which they receive customary compensation.

                                 LEGAL MATTERS

   The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Stevens & Lee, Philadelphia and Reading, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling will rely on the opinion of Stevens & Lee with respect to matters of Pennsylvania law.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule of Yuasa, Inc. at March 31, 1998, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, LLP, independent auditors, and at March 31, 1997, and for the two years ended March 31, 1997 and March 31, 1996, by PricewaterhouseCoopers LLP, independent accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. In connection with engaging PricewaterhouseCoopers LLP to provide its consent to be named as an expert and to include its report in this Prospectus, in accordance with its firm's general practice, PricewaterhouseCoopers LLP requested and the Company agreed, to indemnify PricewaterhouseCoopers LLP for the payment of solely the legal costs and expenses that PricewaterhouseCoopers LLP might incur in its successful defense of a legal action or proceeding that arises as a result of the consent of PricewaterhouseCoopers LLP to the incorporation of its audit report on the Company's 1997 and 1996 financial statements in the Registration Statement. With respect to such indemnification, legal costs and expenses must be actually and reasonably incurred by PricewaterhouseCoopers LLP in connection with the defense or settlement of such action or proceeding and so long as PricewaterhouseCoopers LLP acted in good faith and in a manner in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect to any claim, issue or matter as to which PricewaterhouseCoopers LLP shall have been determined to be liable to the Company or for which PricewaterhouseCoopers LLP was unsuccessful in its defense. A successful defense in this context would be one in which PricewaterhouseCoopers LLP (or any of its members) is determined to have been neither culpable nor obligated to pay any part of the plaintiff's damages with respect to any such action or proceeding.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

   Effective as of December 1, 1997, Price Waterhouse LLP declined to re-propose to serve as the Company's independent accountants. The report of Price Waterhouse LLP as of March 31, 1997 and for each of the two years in the period then ended did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits for the years ended March 31, 1996 and 1997, Price Waterhouse LLP has indicated to the Company that it concurs with the Company's assertion that there were no disagreements between the Company and Price Waterhouse LLP which, if not resolved to the satisfaction of Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, would have caused Price Waterhouse LLP to make reference thereto in their report on the financial statements for such years. The Company subsequently appointed Ernst & Young LLP as its independent accountants. This appointment was approved by the Company's Board of Directors. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

   None of the reports of Price Waterhouse LLP on the Company's previously issued consolidated financial statements as of March 31, 1996 and March 31, 1997 contained an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during that period there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

                                  YUASA, INC.

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets at March 31, 1998 and June 28, 1998.........  F-2
  Consolidated Statements of Income for the three months Ended June 29,
   1997 and June 28, 1998.................................................  F-3
  Consolidated Statements of Cash Flows for the three months Ended June
   29, 1997 and June 28, 1998.............................................  F-4
  Notes to the Consolidated Financial Statements..........................  F-5
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Reports of Independent Accountants......................................  F-9
  Consolidated Balance Sheets at March 31, 1997 and 1998.................. F-11
  Consolidated Statements of Income for the Years Ended March 31, 1996,
   1997 and 1998.......................................................... F-12
  Consolidated Statements of Changes in Shareholders' Equity for the Years
   Ended March 31, 1996, 1997 and 1998.................................... F-13
  Consolidated Statements of Cash Flows for the Years Ended March 31,
   1996, 1997 and 1998.................................................... F-14
  Notes to the Consolidated Financial Statements.......................... F-15

                                  YUASA, INC.

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            March 31,  June 28,
                                                              1998       1998
                                                            ---------  --------
ASSETS
CURRENT ASSETS
  Cash..................................................... $  7,311   $  7,898
  Accounts receivable, net.................................   31,803     33,754
  Related party loan receivable............................       --      5,000
  Inventories..............................................   63,261     65,670
  Deferred taxes...........................................    1,978      2,159
  Prepaid expenses and other current assets................    4,388      3,542
                                                            --------   --------
    Total current assets...................................  108,741    118,023
                                                            --------   --------
  Property, plant and equipment, net.......................   83,250     86,334
                                                            --------   --------
  Intangible assets, net...................................   20,695     19,767
  Deferred taxes...........................................    3,551      3,833
  Other....................................................      795        755
                                                            --------   --------
    Total assets........................................... $217,032   $228,712
                                                            ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and current portion of long-term liabili-
   ties.................................................... $ 27,997   $ 46,706
  Accounts payable.........................................   34,474     31,940
  Dividends payable........................................    2,315         --
  Accrued expenses.........................................   32,510     30,788
                                                            --------   --------
    Total current liabilities..............................   97,296    109,434
                                                            --------   --------
LONG-TERM LIABILITIES
  Long-term debt...........................................   68,152     65,092
  Capital lease obligations................................    9,528      9,498
  Other....................................................    2,059      1,977
                                                            --------   --------
    Total liabilities......................................  177,035    186,001
                                                            --------   --------
SHAREHOLDERS' EQUITY
  Preferred stock, $0.01 par value, 50,000 shares autho-
   rized, no shares issued and outstanding.................       --         --
  Class A common stock, $0.01 par value, 100,000 authorized
   shares; no shares issued and outstanding................       --         --
  Class B common stock, $0.01 par value, 100,000 shares au-
   thorized, 8,092 shares issued and outstanding...........       81         81
                                                            --------   --------
  Paid-in capital..........................................   16,324     16,324
                                                            --------   --------
  Retained earnings........................................   24,685     27,427
                                                            --------   --------
  Minimum pension liability................................     (968)      (968)
  Cumulative translation adjustment........................     (125)      (153)
                                                            --------   --------
    Accumulated other comprehensive income.................   (1,093)    (1,121)
                                                            --------   --------
    Total shareholders' equity.............................   39,997     42,711
                                                            --------   --------
    Total liabilities and shareholders' equity............. $217,032   $228,712
                                                            ========   ========

   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       Three months ended
                                                   ---------------------------
                                                   June 29, 1997 June 28, 1998
                                                   ------------- -------------
Net sales.........................................    $94,677       $98,864
Cost of goods sold................................     74,520        76,097
                                                      -------       -------
    Gross profit..................................     20,157        22,767
Operating expenses................................     13,664        14,514
Amortization expense..............................        910           908
                                                      -------       -------
    Operating earnings............................      5,583         7,345
Interest expense..................................      2,517         2,464
Other expense (earnings)..........................        192           250
                                                      -------       -------
Earnings before taxes.............................      2,874         4,631
Income taxes......................................      1,212         1,888
                                                      -------       -------
Net earnings......................................    $ 1,662       $ 2,743
                                                      =======       =======
Basic and diluted earnings per share..............    $  0.21       $  0.34
                                                      =======       =======
Weighted average shares of Common Stock
 outstanding......................................      8,092         8,092
                                                      =======       =======
Dividends per share...............................    $  0.21       $  0.00
                                                      =======       =======


   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                THREE MONTHS
                                                                    ENDED
                                                              ------------------
                                                              JUNE 29,  JUNE 28,
                                                                1997      1998
                                                              --------  --------
                                                               (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings................................................ $ 1,662   $ 2,743
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
 Depreciation and amortization ..............................   3,714     3,806
 Provision for doubtful accounts.............................     123       100
 Provision for deferred taxes................................     846      (463)
 Profit on sale-leaseback of machinery and equipment.........     (81)      (81)
CHANGES IN ASSETS AND LIABILITIES, NET OF ACQUISITIONS AND
 DIVESTITURES:
 Decrease (increase) in accounts receivable..................   5,249    (2,051)
 Increase in inventories.....................................  (4,874)   (2,409)
 Decrease in prepaid expenses and other current assets.......   2,780       846
 Decrease (increase) in other assets.........................    (158)       23
 Decrease in accounts payable................................  (3,914)   (2,534)
 Decrease in accrued expenses................................  (2,510)   (1,722)
 Decrease in other liabilities...............................    (612)      (30)
                                                              -------   -------
   Net cash provided by (used in) operating activities.......   2,225    (1,772)
                                                              -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures........................................  (1,676)   (5,945)
 Increase in related party loan receivable...................     --     (5,000)
                                                              -------   -------
   Net cash used in investing activities.....................  (1,676)  (10,945)
                                                              -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in short-term debt.............................   3,850    18,705
 Repayments of long-term debt................................     (57)   (3,060)
 Repayments of capital lease obligations.....................     (26)      (26)
 Dividend paid...............................................     --     (2,315)
                                                              -------   -------
   Net cash provided by financing activities.................   3,767    13,304
                                                              -------   -------
   Net increase in cash......................................   4,316       587
Cash, beginning of period....................................   4,965     7,311
                                                              -------   -------
Cash, end of period.......................................... $ 9,281   $ 7,898
                                                              =======   =======

   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED--IN THOUSANDS)

1. BASIS OF PRESENTATION

   The accompanying interim financial data are unaudited, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation are reflected in the consolidated financial statements. The consolidated balance sheet as of March 31, 1998 is derived from audited financial statements. The interim financial data should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company's registration statement on Form S-
1. The results of operations for the three months ended June 28, 1998 are not necessarily indicative of the results to be expected for the full year ending March 31, 1999.

2. EARNINGS PER SHARE

   In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All earnings per share amounts for all periods have been presented to conform to SFAS 128 requirements.

3. INVENTORIES

   Inventories consist of:

                                                              March 31, June 28,
                                                                1998      1998
                                                              --------- --------
   Raw materials.............................................  $ 9,657  $ 9,537
   Work in process...........................................   13,402   13,693
   Finished goods............................................   40,202   42,440
                                                               -------  -------
   Inventories...............................................  $63,261  $65,670
                                                               =======  =======

4. ACCRUED EXPENSES

   Accrued expenses consist of:

                                                              March 31, June 28,
                                                                1998      1998
                                                              --------- --------
   Product warranty reserve..................................  $ 5,397  $ 5,922
   Payroll and related benefits..............................   12,173   12,282
   Interest..................................................    1,256      910
   Other.....................................................   13,684   11,674
                                                               -------  -------
                                                               $32,510  $30,788
                                                               =======  =======

5. INCOME TAXES

   A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

                                                                 Three Months
                                                                     Ended
                                                               -----------------
                                                               June 29, June 28,
                                                                 1997     1998
                                                               -------- --------
   U.S. statutory income tax at 35%...........................  $1,006   $1,621
   State income tax, net of federal income tax benefit........      59       97
   Other......................................................     147      170
                                                                ------   ------
                                                                $1,212   $1,888
                                                                ======   ======

                                  YUASA, INC.

                           (UNAUDITED--IN THOUSANDS)

6. CONTINGENCIES:

   The Company is involved in routine litigation incidental to the conduct of its business the results of which, in the opinion of management, are not likely to be material to the Company's financial condition or results of operations or cash flows.

   As a result of its manufacturing activities, the Company is subject to various environmental laws and is exposed to the costs and risks of handling, processing, storing and disposing of hazardous and toxic substances (primarily lead and acid). The Company's operations are also subject to Federal and state occupational and health regulations, particularly relating to the control of blood lead levels in the workplace. The Company is involved in certain environmental matters pending before the Federal and state courts and regulatory agencies. In the opinion of management, such matters known to the Company are not expected to have a material adverse effect on the Company's financial condition or results of operations, but the full extent of the Company's liability in this area cannot be quantified at this time.

7. RELATED PARTY TRANSACTIONS:

   The Company transacts business with several entities with which it is related through common ownership. Summarized below are the Company's transactions with related parties.

                                                 Purchases           Sales
                                               Three Months      Three Months
                                                   Ended             Ended
                                             ----------------- -----------------
                                             June 29, June 28, June 29, June 28,
   Company                                     1997     1998     1997     1998
   -------                                   -------- -------- -------- --------
   Exide(1).................................  $1,343   $  768   $  974   $1,852
   Yuasa Corporation(2).....................     764    1,700    1,685    1,901
                                              ------   ------   ------   ------
                                              $2,107   $2,468   $2,659   $3,753
                                              ======   ======   ======   ======

   The following balances with related parties are outstanding as of:

                                         Accounts Payable  Accounts Receivable
                                        ------------------ --------------------
                                        March 31, June 28, March 31,  June 28,
   Company                                 1998     1998      1998       1998
   -------                              --------- -------- ---------- ---------
   Exide (1)...........................   $ 280    $ 246    $   1,588 $     956
   Yuasa Corporation (2)...............     511       13        1,450     1,438
                                          -----    -----    --------- ---------
                                          $ 791    $ 259    $   3,038 $   2,394
                                          =====    =====    ========= =========

   Payment terms are generally the same as those extended to unrelated third parties, and the balances are settled within the stated terms.

     (1) The Company purchases lead, certain battery components, and administrative services from Exide. The Company sells certain finished batteries to Exide. Transactions between the Company and Exide approximate market prices.
     (2) The Company purchases from and sells to Yuasa Corporation and its affiliates certain finished batteries depending upon market demands. The Company also purchases certain finished batteries, parts, and accessories from Yuasa Corporation and affiliates. Transactions between the Company and Yuasa

                                  YUASA, INC.

                           (UNAUDITED--IN THOUSANDS)

   Corporation approximate market prices. In addition, the Company may loan Yuasa Corporation up to $5,000 pursuant to the credit facility dated March 26, 1998. The interest is charged on a monthly basis equal to twenty-five (25) basis points in excess of the greater rate charged to the Company on the revolving credit line from Sakura Bank or the applicable federal rate for short term loans determined monthly by the IRS. During the first quarter of fiscal 1999, the Company loaned $5,000 to Yuasa Corporation. Interest income for the first quarter of fiscal 1999 was $65.

Additionally, the Company incurred royalty expenses to Yuasa Corporation related to sales of motorcycle and small stationary batteries. Royalty expenses for three months ended June 29, 1997 and June 28, 1998 were $405 and $356, respectively.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   As of April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes rules for the reporting and presentation of comprehensive income and its components. SFAS 130 requires foreign currency translation adjustments and certain minimum pension adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in accumulated other comprehensive income. The accumulated foreign currency translation and minimum pension liability adjustment as of June 29, 1997 has been reclassified to conform to the requirements of SFAS 130. The adoption of SFAS 130 did not impact the Company's net income or total shareholders' equity. For the three months ended June 29, 1997 and June 28, 1998, total comprehensive income amounted to $1.7 million and $2.7 million, respectively.

   In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 Employers' Disclosures about Pensions and Other Post Retirement Benefits. This standard revises employers' disclosures about pensions and other post-retirement plans, but does not change the measurement or recognition of those plans. This standard will be effective for the Company's financial statements for the year ended March 31, 1999.

   In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. The SOP is effective for the Company on April 1, 1999. The SOP will require that all Start-up costs, including organizational costs be expensed as incurred. In addition, the SOP requires most entities upon adoption to write-off as a cumulative effect of a change in accounting principle any previously capitalized start-up or organizational costs. The company currently expenses all start-up costs as incurred. The Company believes the SOP will not materially effect the Company's earnings or financial position.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. This Standard is effective for the Company's financial statements for all quarters in the year beginning April 1, 2000. Management has not completed its review of Statement No. 133 and has not determined the impact this adoption will have on the Company's financial statements.

9. INITIAL PUBLIC OFFERING

   In May and August 1998, the Company filed amendments to its registration statement dated March 30, 1998, on Form S-1 with the Securities and Exchange Commission in anticipation of a public offering of common stock.

10. SUBSEQUENT EVENT

   On August 5, 1998, the Company entered into an agreement to purchase for $3.6 million, 80% of the stock of Accumuladores Narvit Ltda. ("Narvit") located in Brazil, South America. The annual sales are approximately $12 million, principally representing battery sales to the telecommunications industry of Brazil.

   Pro forma results for this acquisition would not be materially different than the historical results reported for any period.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Yuasa, Inc.

   We have audited the accompanying consolidated balance sheet of Yuasa, Inc. as of March 31, 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal year ended March 31, 1998. Our audit also included the financial statement schedule (as it pertains to fiscal 1998) listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Yuasa, Inc. at March 31, 1998, and the consolidated results of its operations and its cash flows for the fiscal year ended March 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic fiscal 1998 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

May 6, 1998
Harrisburg, Pennsylvania

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Yuasa, Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Yuasa, Inc. and its subsidiaries (the Company) at March 31, 1997, and the results of their operations and cash flows for the years ended March 31, 1997 and March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Philadelphia, PA
May 27, 1997, except for Note 16,
which is as of March 26, 1998

                                  YUASA, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            March 31,  March 31,
                                                              1997       1998
                                                            ---------  ---------
ASSETS
CURRENT ASSETS
  Cash..................................................... $  4,965   $  7,311
  Accounts receivable, net.................................   40,243     31,803
  Inventories..............................................   60,055     63,261
  Deferred taxes...........................................    2,181      1,978
  Prepaid expenses and other current assets................    6,171      4,388
                                                            --------   --------
    Total current assets...................................  113,615    108,741
                                                            --------   --------
  Property, plant and equipment, net.......................   77,481     83,250
                                                            --------   --------
  Intangible assets, net...................................   24,338     20,695
  Deferred taxes...........................................    2,903      3,551
  Other....................................................    1,182        795
                                                            --------   --------
    Total assets........................................... $219,519   $217,032
                                                            ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt and current portion of long-term liabili-
   ties.................................................... $ 36,225   $ 27,997
  Accounts payable.........................................   32,622     34,474
  Dividends payable........................................       --      2,315
  Accrued expenses.........................................   30,037     32,510
                                                            --------   --------
    Total current liabilities..............................   98,884     97,296
                                                            --------   --------
LONG-TERM LIABILITIES
  Long-term debt...........................................   72,294     68,152
  Capital lease obligations................................    9,917      9,528
  Other....................................................    2,582      2,059
                                                            --------   --------
    Total liabilities......................................  183,677    177,035
                                                            --------   --------
COMMITMENTS AND CONTINGENCIES..............................
SHAREHOLDERS' EQUITY
  Preferred stock, $0.01 par value, 50,000 shares autho-
   rized, no shares issued and outstanding.................       --         --
  Class A common stock, $0.01 par value, 100,000 authorized
   shares; no shares issued and outstanding................       --        ---
  Class B common stock, $0.01 par value, 100,000 shares au-
   thorized, 8,092 shares issued and outstanding...........       81         81
                                                            --------   --------
  Paid-in capital..........................................   16,324     16,324
                                                            --------   --------
  Retained earnings........................................   20,372     24,685
                                                            --------   --------
  Minimum pension liability................................     (827)      (968)
  Cumulative translation adjustment........................     (108)      (125)
                                                            --------   --------
  Accumulated other comprehensive income...................     (935)    (1,093)
                                                            --------   --------
    Total shareholders' equity.............................   35,842     39,997
                                                            --------   --------
    Total liabilities and shareholders' equity............. $219,519   $217,032
                                                            ========   ========

   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    Years Ended March 31,
                                                  ---------------------------
                                                    1996      1997     1998
                                                  --------  -------- --------
Net sales........................................ $357,517  $357,526 $396,317
Cost of goods sold...............................  295,795   285,379  308,438
                                                  --------  -------- --------
    Gross profit.................................   61,722    72,147   87,879
Operating expenses...............................   43,952    48,991   56,398
Amortization expense.............................    3,515     3,629    3,630
                                                  --------  -------- --------
    Operating earnings...........................   14,255    19,527   27,851
Interest expense.................................   11,581     9,625    9,709
Loss on investment...............................      --        --     4,005
Other expense (earnings).........................     (119)      555       (1)
                                                  --------  -------- --------
Earnings before taxes............................    2,793     9,347   14,138
Income taxes.....................................    1,514     4,236    5,830
                                                  --------  -------- --------
Net earnings..................................... $  1,279  $  5,111 $  8,308
                                                  ========  ======== ========
Basic and diluted earnings per share............. $    .16  $    .63 $   1.03
                                                  ========  ======== ========
Weighted average shares of Common Stock
 outstanding.....................................    8,092     8,092    8,092
                                                  ========  ======== ========
Dividends per share.............................. $    .05  $    .15 $    .49
                                                  ========  ======== ========


   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

           CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                      ACCUMULATED   TOTAL
                                   COMMON  COMMON                        OTHER      SHARE-
                         PREFERRED  STOCK   STOCK  PAID-IN RETAINED  COMPREHENSIVE HOLDERS'
                           STOCK   CLASS A CLASS B CAPITAL EARNINGS     INCOME      EQUITY
                         --------- ------- ------- ------- --------  ------------- --------
BALANCE AT APRIL 1,
 1995...................   $ --     $ --     $81   $16,324 $15,582      $  (146)   $31,841
                           ----     ----     ---   ------- -------      -------    -------
Net earnings............                                     1,279                   1,279
Minimum pension.........                                                   (122)      (122)
Cumulative translation
 adjustment.............                                                   (336)      (336)
                                                                                   -------
Comprehensive Income....                                                               821
                                                                                   -------
Dividends...............                                      (400)                   (400)
                           ----     ----     ---   ------- -------      -------    -------
BALANCE AT MARCH 31,
 1996...................     --       --      81    16,324  16,461         (604)    32,262
                           ----     ----     ---   ------- -------      -------    -------
Net earnings............                                     5,111                   5,111
Minimum pension.........                                                   (356)      (356)
Cumulative translation
 adjustment.............                                                     25         25
                                                                                   -------
Comprehensive Income....                                                             4,780
                                                                                   -------
Dividends...............                                    (1,200)                 (1,200)
                           ----     ----     ---   ------- -------      -------    -------
BALANCE AT MARCH 31,
 1997...................     --       --      81    16,324  20,372         (935)    35,842
                           ----     ----     ---   ------- -------      -------    -------
Net earnings............                                     8,308                   8,308
Minimum pension.........                                                   (141)      (141)
Cumulative translation
 adjustment.............                                                    (17)       (17)
                                                                                   -------
Comprehensive Income....                                                             8,150
                                                                                   -------
Dividends...............                                    (3,995)                 (3,995)
                           ----     ----     ---   ------- -------      -------    -------
BALANCE AT MARCH 31,
 1998...................   $ --     $ --     $81   $16,324 $24,685      $(1,093)   $39,997
                           ====     ====     ===   ======= =======      =======    =======


   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     Years Ended March 31,
                                                   ----------------------------
                                                     1996      1997      1998
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings....................................  $  1,279  $  5,111  $  8,308
 Adjustments to reconcile net earnings to net
  cash provided by operating activities:
 Depreciation and amortization...................    15,000    14,022    14,882
 Provision for doubtful accounts.................        38       398       366
 Provision for deferred taxes....................    (1,978)     (257)     (445)
 Loss on sale of subsidiary......................       127        --
 Profit on sale-leaseback of machinery and equip-
  ment...........................................      (267)     (327)     (327)
 Loss on retirement and write-downs of property,
  plant and equipment............................        56       468        30
 Loss on investment..............................        --        --     1,450
CHANGES IN ASSETS AND LIABILITIES, NET OF ACQUI-
 SITIONS AND DIVESTITURES:
 (Increase) decrease in accounts receivable......    (3,526)   (1,903)    8,074
 (Increase) decrease in inventories..............    (4,161)    5,768    (3,206)
 (Increase) decrease in prepaid expenses and
  other current assets...........................      (764)   (2,599)    1,783
 (Increase) decrease in other assets.............      (157)    2,475      (997)
 Increase in accounts payable....................       116     4,454       801
 Increase in accrued expenses....................     5,126       217     5,217
 Decrease in other liabilities...................    (1,255)     (278)     (199)
                                                   --------  --------  --------
  Net cash provided by operating activities......     9,634    27,549    35,737
                                                   --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures............................   (17,078)  (11,203)  (18,951)
 Investments in subsidiaries and affiliates......    (1,500)   (3,229)
 Proceeds from sale of subsidiary................       109        --        --
 Proceeds from sale-leaseback of machinery and
  equipment......................................     6,012        --        --
 Proceeds from sales of property, plant and
  equipment......................................        15       145        --
                                                   --------  --------  --------
  Net cash used in investing activities..........   (12,442)  (14,287)  (18,951)
                                                   --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net decrease in short-term debt.................   (18,005)   (3,395)  (13,835)
 Proceeds from issuance of long-term debt........    30,000     1,760    10,000
 Repayments of long-term debt....................    (6,000)   (8,033)   (8,133)
 Repayments of capital lease obligations.........    (1,078)   (1,016)     (792)
 Dividends paid..................................      (400)   (1,200)   (1,680)
                                                   --------  --------  --------
  Net cash (used in) provided by financing activ-
   ities.........................................     4,517   (11,884)  (14,440)
                                                   --------  --------  --------
  Net increase in cash...........................     1,709     1,378     2,346
Cash beginning of year...........................     1,878     3,587     4,965
                                                   --------  --------  --------
Cash, end of year................................  $  3,587  $  4,965  $  7,311
                                                   ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                                  YUASA, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business

   YUASA, INC. (the Company) is a manufacturer and supplier of industrial batteries and small engine starting batteries. The Company's shareholders are Yuasa Corporation (86.5%) and Exide Corporation (13.5%).

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its majority owned and wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue and Warranty Expense Recognition

   Sales are recorded upon shipment of products and as services are rendered. Expenses for estimated warranty claims are accrued in the period of sales recognition.

Accounts Receivable

   In June 1996, the FASB issued Statement No. 125 (SFAS 125). "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which provides accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets, secured borrowing and collateral transactions, and the extinguishment of liabilities. The Company has modified an agreement to meet the new requirements to enable it to continue recognizing transfers of certain receivables to a qualifying special-purpose entity as sales. This agreement is structured to allow the Company to sell to an affiliate of a bank, without recourse, all right, title and interest in designated accounts receivable. As of March 31, 1997 and 1998, a total of $30,000 and $76,559, respectively, of accounts receivable were transferred to a qualifying special-purpose entity. As of March 31, 1997 and 1998, the qualifying special purpose entity sold accounts receivable to an affiliate of a bank for $30,000 and $40,000, respectively, which was repaid to the Company. At March 31, 1998, accounts receivable includes a residual interest in the qualifying special-purpose entity, a note receivable from the qualifying special-purpose entity and an interest only strip related to the accounts receivable transferred to the qualifying special-purpose entity. The net carrying value of these assets at March 31, 1998, which approximates fair value, is $7,196, $20,422 and $501, respectively. Receivables are sold daily at a discount rate based upon U.S. federal funds plus 1/4%. Discounts included in interest expense were $1,949 in fiscal 1996, $1,907 in fiscal 1997 and $1,858 in fiscal 1998. Accounts receivable are recorded net of an allowance for doubtful accounts of $811 and $182 at March 31, 1997 and 1998, respectively.

Inventories

   Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists principally of material, labor and associated overhead.

Property, Plant and Equipment

   Property, plant and equipment are recorded at cost and includes expenditures which substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 10 years for machinery and equipment. Depreciation expense totaled $11,074, $10,044 and $11,164 for fiscal years 1996, 1997 and 1998, respectively. Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period and amounted to $523, $688 and $431 in fiscal 1996, 1997 and 1998, respectively. Gains and losses from dispositions or retirements of property, plant and equipment are recognized currently.

                                  YUASA, INC.

                                (IN THOUSANDS)


Intangible Assets

   Identifiable intangible assets, such as purchased patents and trademarks, are amortized using the straight-line method over their estimated useful lives, which range from 7 to 25 years. Non-compete agreements are amortized over the lives of the contracts (5 to 10 years) using the straight-line method. Goodwill represents the excess of cost over the fair value of net assets acquired resulting from business acquisitions. Management reviews the carrying value of goodwill and other intangibles on an ongoing basis. When factors indicate that an intangible asset may be impaired, management uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset is recoverable. If such an analysis indicates that impairment has in fact occurred, the book value of the intangible asset is written down to its estimated fair value using discounted cash flows.

Environmental Expenditures

   Environmental expenditures that will benefit future operations are capitalized; all other environmental expenditures are expensed as incurred. Accruals are recorded when environmental expenditures for remedial efforts are probable and the amounts can be reasonably estimated.

Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

   Valuation allowances are recorded to reduce deferred tax assets when it is probable that a tax benefit will not be realized. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes during the year.

Foreign Currency Translation

   Results of foreign operations are translated into U.S. dollars using average exchange rates during the period while assets and liabilities are translated into U.S. dollars using current rates as of the balance sheet date. The resulting translation adjustments are accumulated as a separate component of shareholders' equity.

   Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than those of the foreign subsidiaries are included in income in the year in which the change occurs.

Comprehensive Income

   As of April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("Statement 130"), Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or Shareholders' equity. Statement 130 requires foreign currency translation adjustments and certain minimal pension liability adjustments, which prior to adoption were reported separately in Shareholders' equity, to be included in accumulated other comprehensive income and added with net income to determine total comprehensive income which is displayed in the Consolidated Statements of Changes in Shareholders' Equity. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

                                  YUASA, INC.

                                (IN THOUSANDS)


Earnings per Share

   In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 128 (SFAS 128), "Earnings Per Share." All earnings per share amounts have been presented to conform to the SFAS 128 requirements.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Standards Change

   In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This standard specifies when assets should be reviewed for impairment, how to determine if an asset is impaired, how to measure an impairment loss, and what disclosures are necessary in the financial statements. The Company adopted SFAS 121 on April 1, 1996 and recorded a pretax charge of $400 during the year ended March 31, 1997.

New Accounting Pronouncements Not Yet Adopted

   In June 1997, FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, which is effective for years beginning after December 15, 1997. SFAS 131 establishes standards for the way that public businesses report information about operating segments in annual financial statements and requires that those businesses report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company will adopt the new requirements for the fiscal year ended March 31, 1999, which will require retroactive application. Management has not completed its review of SFAS 131 and has not determined the impact that the adoption will have on the Company's financial statements.

   In March 1998, the AICPA issued SOP 98-1, Accounting For the Costs of Computer Software Developed For or Obtained For Internal--Use. The SOP is effective for the Company on April 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal--use. The Company currently capitalizes certain external costs and expenses all other costs as incurred. The Company believes the SOP will not materially effect the Company's earnings or financial position.

Financial Instruments

   The Company's financial instruments recorded on the balance sheet include cash, accounts and notes receivable, accounts payable and debt. Because of the short maturity, the carrying amount of cash, accounts and notes receivable, accounts payable and short-term debt approximates fair value. Fair value of long-term debt is based on rates available to the Company for debt with similar terms and maturities and is deemed to approximate book value.

2. BUSINESS COMBINATIONS:

   On October 1, 1995, the Company sold its 51% interest in Arctic Yuasa-Exide Company for $147 which resulted in a loss on sale of $127.

                                  YUASA, INC.

                                (IN THOUSANDS)


   Effective November 30, 1995, the Company paid $600 for the inventory and fixed assets of Advanced Power Systems, Inc. (APS), a Pennsylvania corporation in the business of installing and servicing certain telecommunications equipment. The Company also paid two former owners of APS $900 for agreements not to compete.

   On July 1, 1996, the Company paid $350 for a 55% interest in Yuasa-Exide Argentina, a joint venture in the business of manufacturing and marketing lead acid batteries and related equipment.

   On September 9, 1996, the Company paid $2,879 for the fixed assets and inventory of H&R Metal Products Inc., a South Carolina corporation which manufactures metal trays for certain battery types. The Company also entered into non-compete and consulting agreements with the former owner of H&R Metal Products Inc., whereby the Company is to make total payments of $300 and $400, respectively over five years.

3. INVENTORIES:

   Inventories consist of:

                                                                    March 31,
                                                                 ---------------
                                                                  1997    1998
                                                                 ------- -------
   Raw materials................................................ $10,650 $ 9,657
   Work-in-process..............................................  12,083  13,402
   Finished goods...............................................  37,322  40,202
                                                                 ------- -------
                                                                 $60,055 $63,261
                                                                 ======= =======

   Inventory reserves for obsolescence and other estimated losses were $625 and $725 at March 31, 1997 and March 31, 1998, respectively.

4. PROPERTY, PLANT AND EQUIPMENT:

   Property, plant and equipment consists of:

                                                                 March 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
   Land..................................................... $  6,371  $  6,378
   Buildings and improvements...............................   42,760    43,588
   Machinery and equipment..................................   74,632    83,408
   Construction in progress.................................    6,260    13,543
                                                             --------  --------
                                                              130,023   146,917
   Less: Accumulated depreciation and amortization            (52,542)  (63,667)
                                                             --------  --------
   Net property, plant and equipment........................ $ 77,481  $ 83,250
                                                             ========  ========

                                  YUASA, INC.

                                (IN THOUSANDS)


5. INTANGIBLE ASSETS:

   Intangible assets consist of:

                                                                 March 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
   Non-compete agreements................................... $ 21,254  $ 21,254
   Proprietary technology...................................    8,679     8,679
   Patents..................................................    6,035     6,035
   Tradenames and trademarks................................    5,907     5,907
   Goodwill and marketing rights............................    2,388     2,388
                                                             --------  --------
                                                               44,263    44,263
   Less: accumulated amortization...........................  (19,925)  (23,568)
                                                             --------  --------
   Intangible assets........................................ $ 24,338  $ 20,695
                                                             ========  ========

6. ACCRUED EXPENSES

   Accrued expenses consist of:

                                                                   March 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
   Product warranty reserve.................................... $ 4,951 $ 5,397
   Payroll and related benefits................................  11,873  12,173
   Interest....................................................   1,233   1,256
   Other.......................................................  11,980  13,684
                                                                ------- -------
   Accrued Expenses............................................ $30,037 $32,510
                                                                ======= =======

7. DEBT:

Short-Term Debt

   Short-term debt consists primarily of borrowings associated with revolving bank lines of credit. The Company had $27,300 and $13,465 in borrowings under lines of credit and $70,700 and $61,535 in available but unused lines of credit with banks at March 31, 1997 and 1998, respectively. These lines of credit are renewed annually and are unsecured. Borrowings generally bear interest at the federal funds rate plus a percentage which ranged between 0.3% and 0.5% (weighted average of 5.9% and 6.2% at March 31, 1997 and 1998, respectively).

                                  YUASA, INC.

                                (IN THOUSANDS)


Long-Term Debt

                                                                   March 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
   Unsecured loan payable in a lump-sum due December 10, 1998, bearing interest at 7.90% fixed per annum.................  $30,000 $30,000
   Unsecured loan payable in semi-annual installments from
    January 10, 1995 through July 10, 1999, bearing interest
    at 7.37% fixed per annum..................................   15,000   9,000
   Mortgage loan payable in three annual installments through
    December 20, 1998, bearing interest at 5.94% per annum.
    Loan is secured by a first mortgage lien interest in the
    Company's corporate headquarters..........................    3,800   1,900
   Loan payable in monthly installments through August 1,
    2003, bearing interest at 3.00% fixed per annum. Loan is
    secured by a second mortgage lien interest in the
    Company's corporate headquarters..........................    1,627   1,392
   Unsecured loan payable in ten semi-annual installments from
    May 10, 1998 through November 10, 2002, bearing interest
    at a rate of LIBOR +.375% per annum (approximately 6.25%
    at March 31, 1998)........................................   10,000  10,000
   Unsecured loan payable in ten semi-annual installments from
    April 30, 1998 through October 30, 2002, bearing interest
    at a rate of LIBOR +.375% per annum (approximately 6.25%
    at March 31, 1998)........................................   20,000  20,000
   Unsecured loan payable in 20 quarterly installments of $500 from July 1, 2001 through April 1, 2006 bearing interest
    at a fixed rate of 6.43%..................................      --   10,000
                                                                ------- -------
                                                                 80,427  82,292
   Less: Current Portion                                          8,133  14,140
                                                                ------- -------
                                                                $72,294 $68,152
                                                                ======= =======

   The Company paid $11,842, $9,985 and $10,075 for interest during fiscal 1996, 1997 and 1998 respectively. Aggregate maturities of long-term debt in each of the five years after March 31, 1998 are as follows:

            1999................................. $14,140
            2000.................................   9,248
            2001.................................   6,255
            2002.................................   7,763
            2003.................................   8,271
            Thereafter...........................   6,615
                                                  -------
                                                  $52,292
                                                  =======

   Excluded from above is the $30,000 loan payable due December 10, 1998. The Company has the ability and intent to enter into a financing agreement with a bank to refinance the loan on a long-term basis. Repayment terms shall be determined in November 1998; however, under no circumstances will repayment be required prior to July 1, 1999.

   Yuasa Corporation has guaranteed $39,000 of the Company's outstanding long-term debt.

                                  YUASA, INC.

                                (IN THOUSANDS)


   The Company's financing agreements with certain of its lenders contain various covenants which, absent prepayment in full of the indebtedness or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, extending credit, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions and certain other actions. The Company believes it is presently in full compliance with all such covenants. The Company intends to repay certain of the indebtedness to which some of the foregoing covenants apply using the net proceeds of the Offering (see Note 17). The Company sells accounts receivable, on a continuous basis, to an asset-backed structured finance conduit. The maximum amount available on this receivable financing was $40.0 million at March 31, 1998.

   As of March 31, 1998, under arrangements with certain banks, the Company had $2,663 of standby letters of credit outstanding.

8. LOSS ON INVESTMENT:

   During the year ended March 31, 1998, the Company recognized $4,005 in losses associated with its investment in Tucker Telecommunications Company (Tucker). Such losses consisted primarily of the cost of settling certain guarantee obligations of Tucker related to the closing of its business during the year and the write-off of all the Company's investment.

9. INCOME TAXES:

   Earnings before income taxes consists of the following:

                                                           Year Ended March 31,
                                                           ---------------------
                                                            1996   1997   1998
                                                           ------ ------ -------
   U.S. operations........................................ $1,837 $8,715 $13,652
   Foreign operations.....................................    956    632     486
                                                           ------ ------ -------
                                                           $2,793 $9,347 $14,138
                                                           ====== ====== =======

   Income tax expense (benefit) comprises the following:

                                                        Years Ended March 31,
                                                        -----------------------
                                                         1996     1997    1998
                                                        -------  ------  ------
   Current:
     Federal........................................... $ 2,435  $4,075  $5,748
     State.............................................   1,057     364     538
     Foreign...........................................      --      54     (11)
                                                        -------  ------  ------
       Total current...................................   3,492   4,493   6,275
                                                        -------  ------  ------
   Deferred:
     Federal........................................... $(1,831) $ (235) $ (424)
     State.............................................    (157)    (22)    (21)
     Foreign...........................................      10      --      --
                                                        -------  ------  ------
       Total deferred..................................  (1,978)   (257)   (445)
                                                        -------  ------  ------
   Income tax expense.................................. $ 1,514  $4,236  $5,830
                                                        =======  ======  ======

                                  YUASA, INC.

                                (IN THOUSANDS)


   Income taxes paid by the Company for the years ended March 31, 1996, 1997 and 1998 were $2,930, $3,454 and $3,618, respectively.

   The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

                                                       Years Ended March 31,
                                                       ----------------------
                                                          1997        1998
                                                       ----------  ----------
   Deferred tax assets:
     Accounts receivable.............................. $      233  $       --
     Inventories......................................        766         900
     Intangibles, principally due to differences in
      amortization....................................      1,158       1,309
     Deferred gain....................................        581         468
     Net operating loss carryforwards.................        446         379
     Accrued liabilities and other items..............      4,876       5,211
                                                       ----------  ----------
       Gross deferred tax assets......................      8,060       8,267
       Valuation allowance............................       (252)       (185)
                                                       ----------  ----------
     Net deferred tax assets..........................      7,808       8,082
   Deferred tax liabilities:
     Accounts receivable..............................                    525
     Intangibles, principally due to differences in
      amortization....................................        189         118
     Plant and equipment, principally due to
      differences in depreciation.....................      1,532       1,906
     Prepaid expenses and other items.................      1,003           4
                                                       ----------  ----------
     Gross deferred tax liabilities...................      2,724       2,553
                                                       ----------  ----------
     Net deferred tax asset........................... $    5,084  $    5,529
                                                       ==========  ==========

   The Company has recorded a valuation allowance for net deferred tax assets in foreign tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions in previous years.

   A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

                                                        Years Ended March 31,
                                                       -----------------------
                                                        1996    1997    1998
                                                       ------- ------- -------
   U.S. statutory income taxes (at 35%)............... $   978 $ 3,271 $ 4,948
   Increase (decrease) resulting from:
     State income taxes, net of federal effect........     142     229     336
     Non-deductible intangible amortization and
      other...........................................     330     263     357
     Other............................................      64     473     189
                                                       ------- ------- -------
                                                       $ 1,514 $ 4,236 $ 5,830
                                                       ======= ======= =======

   At March 31, 1998, the Company has not made provision for U.S. federal and state income taxes on approximately $127 of foreign earnings which are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

                                  YUASA, INC.

                                (IN THOUSANDS)


10. PENSION PLANS:

   The Company has noncontributory defined benefit pension plans covering substantially all hourly employees. The benefits for these plans are based primarily on stated amounts for each year of credited service. Company contributions to these plans are made in accordance with applicable laws and tax regulations. Plan assets consist of diversified investments in equity and fixed income securities.

   Net pension cost for the defined benefit plans of the Company includes the following components:

                                                       Years Ended March 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
   Service cost...................................... $   323  $   401  $   520
   Interest cost.....................................     171      257      314
   Actual loss (return) plan assets..................    (263)    (227)    (717)
   Net amortization and deferrals....................     140      104      522
                                                      -------  -------  -------
     Net pension cost................................ $   371  $   535  $   639
                                                      =======  =======  =======

   The funded status of the defined benefit plans of the Company is as follows:

                                                                 March 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
   Actuarial present value of vested benefit obligation...... $(3,579) $(4,910)
                                                              =======  =======
   Accumulated benefit obligation............................ $(3,889) $(5,313)
                                                              =======  =======
   Actuarial present value of projected benefit obligation... $(3,889) $(5,313)
   Plan assets at fair value.................................   2,894    4,196
                                                              -------  -------
   Plan assets less projected benefit obligation.............    (995)  (1,117)
   Unrecognized prior service cost...........................      58      125
   Unrecognized net loss.....................................   1,345    1,621
   Additional minimum liability..............................  (1,403)  (1,746)
                                                              -------  -------
   Accrued pension cost...................................... $  (995) $(1,117)
                                                              =======  =======

   The projected benefit obligation (PBO) was determined using a discount rate of 7.75% during fiscal 1997 and 7.0% during fiscal 1998. The PBO increased mainly due to a change in the actuarial assumptions, principally the reduction in the discount rate. The assumed long-term rate of return on plan assets was 9% in fiscal 1996, 1997 and 1998.

   Substantially all salaried employees are eligible to participate in the Salaried Retirement and 401(k) Plan.
Under this Plan, the Company contributes annually 4% of eligible employees' salaries to a trust fund. In addition to the employer contribution, a salaried employee may make voluntary contributions to the Plan of up to 12% of their salary. During fiscal 1998, the voluntary contribution percentage was increased from 12% to 15%. The Company is obligated to make additional contributions, to the extent of the employee's participation in the Plan, of 25% of the amount contributed by the employee up to a maximum of 4% of the employee's salary. The 401(k)

                                  YUASA, INC.

                                (IN THOUSANDS)

program also allows for Company discretionary matching contributions. For fiscal 1998, total Company contributions were 25% of the amount contributed by the employee up to a maximum of 4% of the employee's salary. Employer contributions made to the salaried retirement and 401(k) plan for fiscal 1996, 1997 and 1998 were $1,269, $1,167 and $1,270, respectively.

   The Company provides all hourly-paid employees with at least one year of eligible service at the Richmond, KY, Sumter, SC and Laureldale, PA manufacturing facilities with an Hourly Savings Plan. Under this Plan an employee may make voluntary contributions to the Plan of up to 12% of their salary. The Company has the option, based on performance factors, to contribute an amount equal to 25% of the amount contributed by the employee, up to a maximum of 4% of the employee's salary. Employer contributions made to the hourly savings plan for fiscal 1996, 1997 and 1998 were $69, $122 and $116, respectively.

11. LEASES

   The Company has entered into various capital lease arrangements in connection with its Laureldale, PA and Hays, KS manufacturing facilities. Payments under these arrangements are supported by letters of credit partially guaranteed by Yuasa Corporation. The Company has also entered into capital lease arrangements for certain computer equipment.

   The following is an analysis of the leased property under capital leases by major classes:

                                                                 March 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
   Classes of property
     Land................................................... $    232  $    232
     Building...............................................    4,474     4,474
     Machinery and equipment................................   11,463    11,463
                                                             --------  --------
                                                               16,169    16,169
     Less: Accumulated depreciation.........................  (13,373)  (13,891)
                                                             --------  --------
                                                             $  2,796  $  2,278
                                                             ========  ========

   Amortization relating to fixed assets under capital leases is included in depreciation expense.

                                  YUASA, INC.

                                (IN THOUSANDS)


   The Company's future minimum lease payments under capital and operating leases which have non-cancelable terms in excess of one year at March 31, 1998 are as follows:

                                                                  Lease Type
                                                               -----------------
                                                               Capital Operating
                                                               ------- ---------
   1999....................................................... $   807  $ 4,049
   2000.......................................................     430    3,830
   2001.......................................................   9,688    2,268
   2002.......................................................      --    1,611
   Thereafter.................................................      --    3,009
                                                               -------  -------
     Total minimum payments................................... $10,925  $14,767
                                                                        =======
   Less: Interest at rates ranging from 4.0% to 9.7%..........   1,008
                                                               -------
   Present value of net minimum lease payments................   9,917
   Less: Current portion......................................     389
                                                               -------
     Long-term portion........................................ $ 9,528
                                                               =======

   Operating lease rental expense was $6,489, $6,786, and $7,431 for fiscal 1996, 1997, and 1998 respectively. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

12. RELATED PARTY TRANSACTIONS

   The Company transacts business with several entities with which it is related through common ownership. Summarized below are the Company's transactions with related parties.

                                        Purchases                 Sales
                                       Years Ended             Years Ended
                                        March 31,               March 31,
                                 ----------------------- -----------------------
                                  1996    1997    1998    1996    1997    1998
                                 ------- ------- ------- ------- ------- -------
Company
  Exide(1)...................... $10,752 $ 6,888 $ 4,431 $19,965 $ 4,633 $ 3,793
  Yuasa Corporation(2)..........  20,597  15,005  11,622  10,010   6,000   7,767
                                 ------- ------- ------- ------- ------- -------
                                 $31,349 $21,893 $16,053 $29,975 $10,633 $11,560
                                 ======= ======= ======= ======= ======= =======

   The following balances with related parties are outstanding as of:

                                           Accounts Payable  Accounts Receivable
                                               March 31,          March 31,
                                           -------------------------------------
                                             1997     1998     1997      1998
                                           --------- ----------------- ---------
Company
  Exide(1)................................ $     702 $   280 $   1,053 $   1,588
  Yuasa Corporation(2)....................       480     511       969     1,450
                                           --------- ------- --------- ---------
                                           $   1,182 $   791 $   2,022 $   3,038
                                           ========= ======= ========= =========

                                  YUASA, INC.

                                (IN THOUSANDS)


   Payment terms are generally the same as those extended to unrelated third parties, and the balances are settled within the stated terms.

      (1) The Company purchases lead, certain battery components and administrative services from Exide. The Company sells certain finished batteries to Exide. Transactions between the Company and Exide approximate market prices.

      (2) The Company purchases from and sells to Yuasa Corporation and its affiliates certain finished batteries depending upon market demands. Additionally, the Company purchases certain finished batteries, parts and accessories from Yuasa Corporation and affiliates. Transactions between the Company and Yuasa Corporation and affiliates approximate market prices.

   The Company incurred royalty expenses from Yuasa Corporation related to sales of motorcycle and small stationary batteries. Royalty expenses for fiscal 1996, 1997 and 1998 were $1,069, $1,497 and $1,601, respectively.
Royalties payable at March 31, 1997 and 1998 were $485 and $447, respectively, which are included in accrued expenses.

   Additionally, the Company incurred expenses from Yuasa Corporation of approximately $250 per year for fiscal 1996, 1997, and 1998, related to the reimbursement of Yuasa Corporation out-of-pocket expenses associated with services provided to the Company.

   In March 1998, the Company entered into a revolving credit facility for up to $5 million with Yuasa Japan. Under this facility, Yuasa Japan may borrow, repay and reborrow from the Company at any time until March 30, 1999. At March 31, 1998, no amounts were outstanding under this facility. This facility is unsecured, matures in its entirety on March 31, 1999, and bears interest at a rate approximately equal to the U.S. Federal funds rate plus 1%, payable monthly.

13. COMMITMENTS AND CONTINGENCIES

   The Company is involved in routine litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

   As a result of its manufacturing activities, the Company is subject to various environmental laws and is exposed to the costs and risks of handling, processing, storing and disposing of hazardous and toxic substances (primarily lead and acid). The Company's operations are also subject to Federal and state occupational and health regulations, particularly relating to the control of blood lead levels in the workplace. The Company is involved in certain environmental matters pending before the Federal and state courts and regulatory agencies. In the opinion of management, such matters known to the Company are not expected to have a material adverse effect on the Company's financial condition or results of operations, but the full extent of the Company's liability in this area cannot be quantified at this time.

   In order to ensure a steady supply of lead and to keep the cost of products stable, the Company has entered into contracts with suppliers for the purchase of lead. Each such contract is for a period not extending beyond one year. Under these contracts, the Company was committed at March 31, 1998 to purchase
23.7 million pounds of lead for a total purchase price of $5,722.

14. CONCENTRATION OF CREDIT RISK

   Financial instruments which subject the Company to potential concentration of credit risk consist principally of trade accounts and notes receivable and temporary cash investments. The Company places its

                                  YUASA, INC.

                                (IN THOUSANDS)

temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables is limited by a large customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               First  Second   Third    Fourth
                                              Quarter Quarter Quarter  Quarter
                                              ------- ------- -------- --------
                                                   (Dollars in Thousands)
1998
  Net Sales.................................. $94,677 $91,795 $104,428 $105,417
  Gross Profit............................... $20,157 $22,205 $ 22,841 $ 22,676
  Net Earnings............................... $ 1,662 $ 2,992 $    642 $  3,012
  Net Earnings per share (basic and
   diluted).................................. $   .21 $   .37 $    .08 $    .37
1997
  Net Sales.................................. $85,370 $85,821 $ 85,239 $101,096
  Gross Profit............................... $15,574 $16,986 $ 17,121 $ 22,466
  Net Earnings............................... $    66 $   899 $    810 $  3,336
  Net Earnings per share (basic and
   diluted).................................. $   .01 $   .11 $    .10 $    .41

   The results of operations for the third quarter of 1998 reflect a $4.0 million loss on its investment in Tucker. See Note 8.

16. CAPITAL STRUCTURE

   Effective March 9, 1998, the Company was incorporated in the Commonwealth of Pennsylvania as the holding company for its wholly-owned operating subsidiary Yuasa-Exide, Inc. (Subsidiary). On March 26, 1998, the Company's shareholders exchanged their shares of the Subsidiary for shares of Class B Common Stock of the Company. The basis of the exchange was 1 share of the Subsidiary common stock for 1,400 shares of the Company's Class B Common Stock. All shares of Common Stock and per share amounts have been presented to give retroactive effect to the formation of the Company.

17. INITIAL PUBLIC OFFERING

   On March 30, 1998, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission in anticipation of a public offering of common stock.

18. STOCK OPTIONS

   In connection with the planned initial public offering, the Company's Board of Directors and Shareholders approved the Omnibus Stock Plan (the Plan). Under the Plan, awards denominated or payable in shares, options to purchase shares of the Company's Class A Common Stock or stock appreciation rights may be granted. A maximum of 5% of the total outstanding shares of Common Stock of the Company following the initial public offering may be issued under the Plan.

   The Board of Directors and Shareholders approved, subject to successful completion of the Company's Initial Public Offering, the granting of options to purchase 589,000 shares of Class A Common Stock with an exercise price equal to the Offering Price to the public.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   9
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Information..............................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  29
Management...............................................................  41
Related Party Transactions...............................................  47
Principal and Selling Stockholders.......................................  50
Description of Capital Stock.............................................  51
Underwriting.............................................................  55
Legal Matters............................................................  57
Experts..................................................................  57
Change in Independent Accountants........................................  57
Index to Financial Statements............................................ F-1

 UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIV-ERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               4,392,000 SHARES

                      [LOGO OF YUASA, INC. APPEARS HERE]


                             CLASS A COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                     Joint Lead Managers and Book-Runners

                    NOMURA SECURITIES INTERNATIONAL, INC.

                             SALOMON SMITH BARNEY

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following expenses, other than the SEC registration fee, are estimated. All expenses of this offering will be paid by the Company.

    SEC registration fee........................................... $   23,840
    NASD filing fee................................................ $    8,582
    NYSE listing fee............................................... $   84,600
    Blue Sky fees and expenses..................................... $   50,000
    Transfer agent's and registrar's fees and expenses............. $   50,000
    Printing and engraving expenses................................ $   50,000
    Accounting fees and expenses................................... $  300,000
    Legal fees and expenses (other than Blue Sky fees and
     expenses)..................................................... $  200,000
    Miscellaneous.................................................. $  232,978
                                                                    ----------
      Total........................................................ $1,000,000
                                                                    ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 6.01 of Article VI of Registrant's By-Laws (Exhibit 3.2 hereto), provide for the indemnification of its directors and officers under certain circumstances and are incorporated herein by reference. The Pennsylvania Business Corporation Law also provides for indemnification as set forth in
Section 145 thereof, which is incorporated herein by reference. The effect of those provisions is to indemnify the directors and officers of the Registrant against all costs, expenses and amounts of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Registrant, to the fullest extent permitted by law.

   The Underwriting Agreement (Exhibit 1.1 hereto) contains certain provisions pursuant to which the Underwriters have agreed to indemnify the Registrant, its directors, each of the officers who signed the Registration Statement, each person who controls the Registrant within the meaning of the Securities Act of 1933, the Registrant's principal subsidiary, and each person who controls the Registrant's principal subsidiary within the meaning of the Securities Act of 1933.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

 (a) Exhibits

  1.1 Underwriting Agreement.**
  3.1 Articles of Incorporation.**
  3.2 Bylaws.**
  5.1 Opinion of Stevens & Lee, P.C. re legality of shares.**
 10.1 1998 Yuasa, Inc. Omnibus Stock Plan.**
 10.2 Covenant Not to Compete between Yuasa Battery (America), Inc. and Exide
      Corporation dated June 10, 1991.**
 10.3 License and Technical Assistance Agreement dated May 19, 1998 between
      Yuasa, Inc. and Yuasa Corporation (Japan).**
 10.4 Agreement Not to Compete dated May 1998 between Yuasa, Inc. and Yuasa
      Corporation (Japan).**
 10.5 Securitization Agreement dated as of March 16, 1998 among YESCO, Inc.,
      Prominent Funding Corporation, Yuasa Exide, Inc., and The Sakura Bank,
      Limited.**
 10.6 Receivables Transfer Agreement dated as of March 16, 1998 between Yuasa
      Exide, Inc. and YESCO, Inc.**
 10.7 Financing Agreements and Related Notes between Yuasa Exide, Inc. and various lenders.**
 10.8 Trademark and Tradename License Agreement dated June 10, 1991 between
      Yuasa Battery (America), Inc. and Exide Corporation.**
 16.1 Letter of Price Waterhouse LLP re change in accountants.**
 21.  Subsidiaries of Yuasa, Inc.**
 23.1 Consent of PricewaterhouseCoopers LLP.
 23.2 Consent of Stevens & Lee (included in Exhibit 5.1).**
 23.3 Consent of Ernst & Young LLP.
 24.  Power of Attorney (contained as part of signature page).**
 27.1 Financial Data Schedule.**

--------
** Previously filed.

 (b) Financial Statement Schedules and Related Reports

   Schedule II
   Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF READING, COMMONWEALTH OF PENNSYLVANIA, ON OCTOBER 26, 1998.

                                          Yuasa, Inc.

                                                 /s/ P. Michael Ehlerman*
                                          By: _________________________________
                                                   P. MICHAEL EHLERMAN,
                                                         PRESIDENT

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----

         /s/ Teruhisa Yuasa*           Chairman of the           October 26, 1998
-------------------------------------   Board; Director
           TERUHISA YUASA

      /s/ P. Michael Ehlerman*         Vice Chairman and         October 26, 1998
-------------------------------------   CEO; Director
  P. MICHAEL EHLERMAN, INDIVIDUALLY     (Principal
       AND AS ATTORNEY IN FACT          Executive Officer)

       /s/ Michael T. Philion          Vice President--          October 26, 1998
-------------------------------------   Finance, CFO
         MICHAEL T. PHILION             (Principal
                                        Financial Officer)

     /s/ Raymond J. Grzybowski*        Controller                October 26, 1998
-------------------------------------   (Principal
        RAYMOND J. GRZYBOWSKI           Accounting Officer)

         /s/ John D. Craig*            President and Chief       October 26, 1998
-------------------------------------   Operating Officer;
            JOHN D. CRAIG               Director

        /s/ Hiroshi Horiuchi*          Vice President--          October 26, 1998
-------------------------------------   Export and
          HIROSHI HORIUCHI              Secretary; Director


              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----
       /s/ Arthur M. Hawkins*           Director                 October 26, 1998
-------------------------------------
          ARTHUR M. HAWKINS

         /s/ Yasukazu Sakai*            Director                 October 26, 1998
-------------------------------------
           YASUKAZU SAKAI

          /s/ Shuji Kawata*             Vice President--         October 26, 1998
-------------------------------------    International;
            SHUJI KAWATA                 Director

          /s/ James Kanda*              Director                 October 26, 1998
-------------------------------------
             JAMES KANDA

        /s/ Raymond J. Kenny*           Director                 October 26, 1998
-------------------------------------
          RAYMOND J. KENNY

       /s/ Michael T. Philion           Attorney-in-Fact
*By _________________________________
         MICHAEL T. PHILION

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                             (A)
             Column A                Column B   Column C   Column D  Column E
             --------               ---------- ---------- ---------- ---------
                                               Additions
                                    Balance at Charged to             Balance
                                    Beginning  Costs and             at End of
            Description             of Period   Expenses  Deductions  Period
            -----------             ---------- ---------- ---------- ---------
Valuation Accounts Deducted in the
 Consolidated Balance Sheet from
 the Assets to which They Apply:
Year ended March 31, 1998:
  Allowance for doubtful accounts..    811         366        995       182
  Allowance for inventory losses...    625       1,750      1,650       725
Year Ended March 31, 1997:
  Allowance for doubtful accounts..    704         398        291       811
  Allowance for inventory losses...    627       1,499      1,501       625
Year Ended March 31, 1996:
  Allowance for doubtful accounts..    778          38        112       704
  Allowance for inventory losses...    200       1,470      1,043       627

--------

(A) The deduction in the allowance for doubtful accounts for the year ended March 31, 1998 includes $739 related to accounts receivable sold to a qualifying special-purpose entity. This deduction is not reflected in income for the year, rather it is accounted for as a component of the carrying value of the residual interest, note receivable and interest only strip related to the qualifying special-purpose entity discussed above. See
    Note 1 of the Notes to the Consolidated Financial Statements for a further discussion of this matter.